As filed with the Securities and Exchange Commission on November 28, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
COPA HOLDINGS, S.A.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of Panama	4512	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(+507 303-3348)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(1-302-738-6680)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David L. Williams Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Francesca Lavin Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price	Fee

Class A common shares, without par value	16,100,000 shares	$17	$273,700,000	$29,285.90

(1)	Includes Class A common shares that the underwriters may purchase solely to cover over-allotments, if any.

(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 28, 2005
14,000,000 Shares
Copa Holdings, S.A.
CLASS A COMMON STOCK

The selling shareholders identified in this prospectus are offering all of the 14,000,000 shares of Class A common stock to be sold in this offering. This is Copa Holdings, S.A.’s initial public offering, and no public market currently exists for its shares. Copa Holdings, S.A. anticipates that the initial public offering price of the Class A shares will be between $15 and $17 per share.
The selling shareholders have granted the underwriters the right to purchase up to an additional 2,100,000 shares of Class A common stock to cover any over-allotments.
The Class A shares have been approved for listing on the New York Stock Exchange under the symbol “CPA,” subject to official notice of issuance.
Copa Holdings, S.A. will not receive any proceeds from the sale by the selling shareholders of Class A common stock in this offering.
Investing in the company’s Class A shares involves risks. See “Risk Factors” beginning on page 13.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling shareholders	$	$
The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2005.

Morgan Stanley	Goldman, Sachs & Co.

Citigroup

JPMorgan

Merrill Lynch & Co.
                         , 2005

New York (JFK)
Los Angeles
Orlando
Miami
Havana
Cancun
Mexico City
San Juan
Santo Domingo
Kingston
Tegucigalpa
Guatemala
San Salvador
Managua
San Andres
Barranquilla
San Jose
PANAMA
Cartagena
Caracas
Medellin
Bogota
Cali
Quito
Guayaquil
Lima
São Paulo
Santiago
Buenos Aires
San Andrés
Barranquilla
Santa Marta
Cartagena
Monteria
PANAMA
Cucuta
Bucaramanga
Medellin
Bogotá
Pereira
Cali
Leticia
AeroRepública Network*
Copa Routes
AeroRepública Routes
Future AeroRepública Routes

*Through Copa's aquisition of AeroRepública on April 22, 2005.

Copa Airlines®

copaair.com

      You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of the Class A shares occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

      In this prospectus, we use the term “Copa Holdings” to refer to Copa Holdings, S.A. and “Copa” or “Copa Airlines” to refer to Compañía Panameña de Aviación, S.A., a subsidiary of Copa Holdings, S.A. The terms “we,” “us” and “our” refer to Copa Holdings, S.A. together with its subsidiaries, except where the context requires otherwise. References to “Class A shares” refer to Class A shares of Copa Holdings, S.A.
      This prospectus contains terms relating to operating performance that are commonly used within the airline industry and are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat miles” or “ASMs” represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

•	“Average stage length” represents the average number of miles flown per flight.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Break-even load factor” represents the load factor that would have resulted in total revenues being equal to total expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger miles by available seat miles).

•	“Operating expense per available seat mile” represents operating expenses divided by available seat miles.

•	“Operating revenue per available seat mile” represents operating revenues divided by available seat miles.

•	“Passenger revenue per available seat mile” represents passenger revenue divided by available seat miles.

•	“Revenue passenger miles” represents the number of miles flown by revenue passengers.

•	“Revenue passengers” represents the total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

•	“Yield” represents the average amount one passenger pays to fly one mile.
MARKET DATA
      This prospectus contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American airline industry. This information has been derived from a variety of sources, including the International Air Transport Association, the U.S. Federal Aviation Administration, the International Monetary Fund and other third-party sources, governmental agencies or industry or general publications. Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information concerning the competitive position, market share, market size, market growth or other similar data provided by third-party sources or by industry or general publications, we believe these sources and publications are generally accurate and reliable.
PRESENTATION OF FINANCIAL AND STATISTICAL DATA
      Included elsewhere in this prospectus are our audited consolidated balance sheets at December 31, 2003 and 2004 and the audited consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2002, 2003 and 2004. Also included herein are our unaudited consolidated interim financial statements as of and for the nine-month periods ended September 30, 2004 and 2005. The consolidated financial information as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 has been derived from our audited consolidated financial statements that were prepared under International Financial Reporting Standards and adjusted to be presented on a basis consistent with accounting principles generally accepted in the United States, or U.S. GAAP, and which have not been included in this prospectus. Our audited and unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. We began consolidating the results of our recently acquired AeroRepública operating subsidiary as of its acquisition date on April 22, 2005. Unless otherwise indicated, all references in the prospectus to “$” or “dollars” refer to U.S. dollars, and all references to “Pesos” or “Ps.” refer to Colombian pesos, the local currency of Colombia.
      Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase up to 2.1 million additional shares of Class A common stock to cover over-allotments. Unless otherwise indicated, all references to amounts or percentages of total outstanding capital stock following the offering include 937,500 restricted Class A shares that will be awarded to certain management employees in connection with the offering.
      Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ii

ENFORCEABILITY OF CIVIL LIABILITIES
      We are a corporation (sociedad anónima) organized under the laws of the Republic of Panama. Most of our directors and officers and certain of the experts named in this prospectus reside outside of the United States, and all or a substantial portion of the assets of such persons and ours are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act of 1933, as amended (the “Securities Act”), or to effect the due process necessary to enforce judgments of courts of the United States against us or any of our directors and officers. We have been advised by our Panamanian legal counsel, Galindo, Arias & Lopez, that there is doubt as to the enforceability, in original actions in Panamanian courts, of liabilities predicated solely on the United States federal securities laws. Any judgment rendered by a U.S. court may be enforced in Panama through a suit on the judgment (exequatur), would be recognized and accepted by the courts of Panama and would be enforceable by the courts of Panama without a new trial or examination of the merits of the original action, provided due process had been granted to all parties and that the obligation the judgment is seeking to enforce is not illegal or against public policy in Panama.
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements, principally under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Industry” and “Business.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors” beginning on page 13.
      The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this prospectus.

iii

SUMMARY
      This summary highlights selected information about us and the Class A shares being offered by the selling shareholders. It may not contain all of the information that may be important to you. Before investing in the Class A shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited and unaudited financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Overview
      We are a leading Latin American provider of international airline passenger and cargo service. Operating from our strategically located position in the Republic of Panama, we currently offer approximately 80 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean. Additionally, we provide passengers with access to flights to more than 110 other destinations through codeshare arrangements with Continental Airlines pursuant to which each airline places its name and flight designation code on the other’s flights. We provide airline passenger and cargo service through our Panama City hub which enables us to consolidate passenger traffic from multiple points to serve each destination effectively. We also operate a Colombian carrier, AeroRepública S.A., that we acquired during the second quarter of 2005.
      We operate a modern fleet of 22 Boeing 737-Next Generation aircraft with an average age of approximately 3.3 years as of September 30, 2005 (not taking into account the fleet of AeroRepública, our recently-purchased operating subsidiary). We also accepted delivery of our first 94-seat Embraer 190 aircraft on November 16, 2005. To meet our growing capacity requirements, we have firm commitments to accept delivery of 18 additional aircraft through 2009 and have negotiated purchase rights and options that, if exercised, would allow us to accept delivery of up to 28 additional aircraft through 2011. Our firm orders are for seven additional Boeing 737-Next Generation aircraft and eleven additional Embraer 190s, and our purchase rights and options are for up to ten Boeing 737-Next Generation aircraft and up to 18 Embraer 190s.
      Since January 2001, Copa Holdings has grown significantly and has established a track record of consistent profitability, recording four consecutive years of increasing earnings. Our total operating revenues have increased from $290.4 million in 2001 to $399.8 million in 2004, while our net income has increased from $14.8 million to $68.6 million over the same period. Our operating margins also improved from 8.6% in 2001 to 20.6% in 2004. Over the same period, Copa Airlines increased its capacity from 2,920 million available seat miles to 3,639 million available seat miles while improving its load factor from 64.0% during 2001 to 70.0% during 2004 and its yield from 13.79 cents during 2001 to 14.31 cents during 2004.
      We started our strategic alliance with Continental Airlines in 1998 in conjunction with its purchase of 49% of our capital stock. Together, we conduct joint marketing and code-sharing arrangements, and we participate in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that our co-branding and joint marketing activities with Continental have enhanced our brand and reputation in Latin America, and that our relationship has afforded us many cost-related benefits, such as improving our purchasing power in negotiations with service providers, aircraft vendors and insurers. Immediately prior to the consummation of this offering, our alliance and related services agreements with Continental will be extended until 2015.
      We recently purchased AeroRepública S.A. for an aggregate purchase price of approximately $23.4 million, including acquisition costs. AeroRepública is a Colombian air carrier that operates a fleet of ten leased MD-80s and two owned DC-9s. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2004 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service to 11 cities in Colombia through a point-to-point route network. We believe that this acquisition represents an attractive opportunity to increase our access to one of the largest airline passenger markets in Latin America and to improve AeroRepública’s operational and financial performance.

Our Strengths
      We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that our base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that the geographic reach provided by our central location allows us to generate revenue across a large and diverse base of destinations. We also believe that our hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism industry.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our cost per available seat mile was 8.72 cents in 2004 and 9.08 cents in the first nine months of 2005. The cost per available seat mile of our Copa operating segment when excluding costs for fuel and fleet impairment charges was 7.50 cents in 2001, 7.59 cents in 2002, 7.17 cents in 2003, 7.01 cents in 2004 and 6.61 cents during the nine months ended September 30, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations” for a reconciliation of our cost per available seat mile when excluding costs for fuel and fleet impairment charges to our cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Copa Airlines recently completed a fleet renovation program through which it replaced all of its older Boeing 737-200s with Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. We also recently accepted delivery of our first Embraer 190 aircraft. Over the next four years, we intend to further enhance our modern fleet through the addition of at least seven additional Boeing 737-Next Generation aircraft and eleven new Embraer 190s. We expect our Boeing 737-700s and 737-800s and our new Embraer 190s to offer substantial operational cost savings over the replaced aircraft in terms of fuel efficiency and maintenance costs. In addition, Copa Airlines believes that its modern fleet contributes to its excellent on-time performance and high completion factor which contribute to passenger satisfaction.

•	We believe we have a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the nine months ended September 30, 2005, Copa Airline’s statistic for on-time performance was 93.3%, completion factor was 99.7% and baggage handling was 0.8 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Business—Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management after this offering, grants of restricted stock and stock options. According to internal surveys, over 90% of our employees report being satisfied with their job. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy
      Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Our Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network. With the addition of Embraer 190 aircraft and growth in overall capacity, we will have more flexibility in scheduling our flights for our customers’ convenience.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a young fleet of modern aircraft and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Introduce service with new Embraer 190 aircraft. We believe that the addition of the Embraer 190 aircraft in late 2005 will allow us to provide service to new destinations in underserved markets whose demand would be more efficiently served with the 94-seat Embraer 190 aircraft. In addition, we believe that the Embraer 190s will also enable us to more efficiently match our capacity to demand, allowing us to improve service frequencies to currently served markets and to redeploy the higher capacity Boeing 737-Next Generation aircraft to serve routes with greater demand.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.

•	Selectively evaluate future acquisitions. From time to time in the future, we expect to evaluate acquisition opportunities in the Latin American aviation sector as they arise. We intend to evaluate any such opportunities selectively, focusing in particular on the extent to which they might complement our existing operations and provide potential for growth and increased shareholder value.
Selling Shareholders
      Fifty-one percent of Copa Holdings is currently owned by Corporación de Inversiones Aéreas, S.A., or “CIASA,” a holding company controlled by a group of Panamanian investors. The remaining 49% is owned by Continental. In connection with this offering, we have amended our Articles of Incorporation (Pacto Social) to provide for two classes of stock with different voting rights. Our new equity structure provides for Class A shares that initially have no voting rights except in certain circumstances and Class B shares that will be entitled to one vote per share on all matters. After the completion of the offering, Continental is expected to hold approximately 46.6% of our Class A shares, representing approximately 32.0% of our total capital stock. CIASA will hold all of our Class B shares and 1,050,000 Class A shares, together representing approximately 33.9% of our total capital stock and all of the voting rights associated with our capital stock. As long as CIASA beneficially owns a majority of the voting power of our capital stock, it will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Description of Capital Stock.”

Recent Development
      Prices for jet fuel have risen significantly throughout 2005 and remained at historically high levels during the third quarter of 2005. Our fuel cost increased from an average of $1.74 per gallon for the month ended June 30, 2005 to $2.15 per gallon for the month ended September 30, 2005. This recent upward trend was exacerbated by widespread disruption to oil production, refineries and pipeline capacity along portions of the U.S. Gulf Coast caused by the damage of Hurricanes Katrina and Rita during the third quarter of 2005. Although we have managed to offset some of the increases in fuel prices with higher load factors, fuel surcharges and fare increases, we cannot assure you that we will be able to continue to do so in the future. Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods.
Our Organizational Structure
      The following is an organizational chart showing Copa Holdings and its principal subsidiaries:

*	Includes ownership by us held through wholly-owned holding companies organized in the British Virgin Islands.
     Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft. OPAC, S.A. is a property holding company that owns our former corporate headquarters facility. AeroRepública S.A. is our recently acquired operating subsidiary that primarily operates domestic flights within Colombia.
      Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. Copa Holdings was organized to be a holding company for Copa and related companies in connection with the acquisition by Continental of its 49% interest in us.

      Our principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama, and our telephone number is +507 303-3348. The website of Copa is www.copaair.com. AeroRepública maintains a website at www.aerorepublica.com.co. Information contained on, or accessible through, these websites is not incorporated by reference herein and shall not be considered part of this prospectus. Our agent for service in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, and its telephone number is (302) 738-6680.

The Offering

Issuer	Copa Holdings, S.A.

Selling shareholders	Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

Shares offered by the selling shareholders	14,000,000 Class A shares, without par value, of which 7,000,000 Class A shares are being offered by Continental and 7,000,000 Class A shares are being offered by CIASA.

Over-allotment option	The selling shareholders have granted the underwriters the right for a period of 30 days to purchase up to an additional 2,100,000 Class A shares solely to cover over-allotments, if any.

Offering price	Between $15 and $17 per Class A share.

Shares outstanding after the offering	Immediately following the offering (assuming the underwriters’ over-allotment option is not exercised), the number of shares of our capital stock will be as shown below:

Class A:
Public, including management	14,937,500 shares
Continental	13,978,125 shares
CIASA	1,050,000 shares
Total Class A shares	29,965,625 shares
Class B:
CIASA	13,784,375 shares

Total outstanding shares	43,750,000 shares

Voting rights	The holders of the Class A shares have no voting rights except with respect to certain corporate transformations, mergers, consolidations or spin-offs, changes of our corporate purpose, voluntary delistings of the Class A shares from the NYSE, approval of nominations of the independent directors or amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. Under certain circumstances which we believe are not likely in the foreseeable future, each Class A share will entitle its record holder to one vote on all matters on which our shareholders are entitled to vote.

Each Class B share will be entitled to one vote on all matters for which shareholders are entitled to vote.

See “Description of Capital Stock.”

Controlling shareholder	Following this offering, CIASA will continue to beneficially own 100% of our Class B shares which will represent all of the voting power of our capital stock. As long as CIASA beneficially owns a majority of the voting power of our capital stock, it will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Description of Capital Stock.”

Ownership restrictions	Our independent directors have the power under certain circumstances to control or restrict the level of non-Panamanian ownership of our Class B shares and the exercise of voting rights attaching to Class A shares held by non-Panamanian nationals in order to allow us to comply with Panamanian airline ownership and control requirements. See “Description of Capital Stock.”

Tag-along rights	Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A shares and Class B shares at a price per share equal to the price per share paid for the CIASA shares being sold. However, a proposed purchaser could acquire control of Copa Holdings in a transaction that would not give holders of Class A shares the right to participate, including a sale by a party that had previously acquired control from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself. See “Description of Capital Stock — Tag-Along Rights.”

Use of proceeds	We will not receive any proceeds from the sale of our Class A shares by the selling shareholders.

Dividends	Holders of the Class A and Class B shares will be entitled to receive dividends to the extent they are declared by our board of directors in its absolute discretion. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. After this offering, our board of directors intends to adopt a dividend policy that contemplates the annual payment of equal dividends to our Class A and Class B shareholders in an aggregate amount approximately equal to 10% of our consolidated net income for each year. This dividend policy can be amended or discontinued by our board of directors at any time for any reason. See “Dividends and Dividend Policy” and “Description of Capital Stock.”

Lock-up agreement	We, the selling shareholders, our directors and executive officers have agreed, subject to certain exceptions, not to issue or transfer, until 180 days after the date of this prospectus, any shares of our capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock.

Market for Class A shares	Prior to this offering, there has been no public market for the Class A shares. There can be no assurance that an active public market in the United States for the Class A shares will develop or that it will continue if one does develop.

Listing	The Class A shares have been approved for listing on the New York Stock Exchange (NYSE), subject to official notice of issuance.

NYSE symbol for the Class A shares	CPA.

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of certain important risks you should carefully consider before deciding to invest in the Class A shares.

Expected offering timetable (subject to change):
Commencement of marketing of the offering	Week of November 28, 2005
Announcement of offer price and allocation of Class A shares	Week of December 12, 2005
Commencement of trading of Class A shares on the NYSE	Week of December 12, 2005
Settlement and delivery of Class A shares	Week of December 19, 2005

Summary Financial and Operating Data
      The following table presents summary consolidated financial and operating data as of the dates and for the periods indicated. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements included in this prospectus and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” appearing elsewhere in this prospectus.
      The summary consolidated financial information as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial information as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 has been derived from our audited consolidated financial statements that were prepared under International Accounting Standards and adjusted to be presented on a basis consistent with U.S. GAAP and which have not been included in this prospectus.
      The summary consolidated financial data as of and for the nine-months ended September 30, 2004 and 2005 has been derived from our unaudited interim consolidated financial statements for these periods appearing elsewhere in this prospectus. We recently acquired 99.7% of the stock of AeroRepública, a Colombian air carrier, and began consolidating AeroRepública’s results on April 22, 2005. For the nine months ended September 30, 2005 and for future periods, we will be reporting AeroRepública’s operations as a separate segment in our financial statements and the related notes. As a result of the acquisition, our financial information at and for the nine-months ended September 30, 2005 is not comparable to the information at and for the nine-months ended September 30, 2004. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 2005 or for any other period.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenue:
Passenger revenue	$226,012	$257,918	$269,629	$311,683	$364,611	$268,652	$398,550
Cargo, mail and other	29,402	32,454	31,008	30,106	35,226	24,514	30,379

Total operating revenues	255,414	290,372	300,637	341,789	399,837	293,166	428,929
Operating expenses:
Aircraft fuel	48,126	46,514	40,024	48,512	62,549	43,753	97,733
Salaries and benefits	30,385	38,709	39,264	45,254	51,701	35,985	48,134
Passenger servicing	33,128	32,834	33,892	36,879	39,222	29,116	36,172
Commissions	31,537	31,652	28,720	27,681	29,073	21,458	31,456
Reservations and sales	15,238	18,629	16,707	18,011	22,118	15,727	21,415
Maintenance, materials and repairs	26,815	25,369	20,733	20,354	19,742	13,899	21,933
Depreciation	9,136	13,325	13,377	14,040	19,279	13,368	14,844
Flight operations	12,453	13,887	14,567	15,976	17,904	13,135	17,904
Aircraft rentals	20,398	20,106	21,182	16,686	14,445	10,435	19,351
Landing fees and other rentals	8,571	8,451	8,495	10,551	12,155	8,941	12,282
Other	18,010	15,892	19,166	25,977	29,306	19,847	25,364
Fleet impairment charge(1)	—	—	13,669	3,572	—	—	—

Total operating expenses	253,797	265,368	269,796	283,493	317,494	225,664	346,588

Operating income	1,617	25,004	30,841	58,296	82,343	67,502	82,341

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
Non-operating income (expense):
Interest expense	(9,751)	(10,988)	(7,629)	(11,613)	(16,488)	(12,076)	(15,755)
Interest capitalized	157	1,592	1,114	2,009	963	948	657
Interest income	225	701	831	887	1,423	878	2,300
Other, net(2)	(233)	331	(1,490)	2,554	6,063	4,104	4,061

Total non-operating expenses, net	(9,602)	(8,364)	(7,174)	(6,163)	(8,039)	(6,146)	(8,737)
Income (loss) before income taxes	(7,985)	16,640	23,667	52,133	74,304	61,356	73,604
Provision for income taxes	(1,530)	(1,822)	(2,999)	(3,644)	(5,732)	(4,663)	(8,258)

Net income (loss)	(9,515)	14,818	20,668	48,489	68,572	56,693	65,346

BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments(3)	$16,893	$28,385	$39,088	$65,962	$114,891	$105,531	$129,201
Accounts receivable, net	36,791	30,205	24,006	31,019	27,706	30,529	54,965
Total current assets	61,682	69,040	73,552	108,053	156,035	151,820	208,428
Purchase deposits for flight equipment	21,035	46,540	55,867	45,869	7,190	24,701	42,189
Total property and equipment	205,071	227,717	345,411	480,488	541,211	521,754	572,868
Total assets	270,506	300,121	421,935	591,915	702,050	678,136	846,126
Long-term debt	142,437	111,125	211,698	311,991	380,827	345,754	369,237
Total shareholders’ equity	19,638	46,426	67,094	115,583	174,155	172,276	229,223
CASH FLOW DATA
Net cash provided by operating activities	$25,386	$32,997	$50,931	$73,561	$98,633	$70,301	$78,308
Net cash used in investing activities	(111,926)	(39,473)	(145,591)	(151,884)	(90,268)	(50,201)	(69,425)
Net cash provided by financing activities	93,100	14,466	100,400	105,298	29,755	23,389	(2,105)
OTHER FINANCIAL DATA
EBITDA(4)	10,520	38,660	42,728	74,890	107,685	84,974	101,246
Aircraft rentals	20,398	20,106	21,182	16,686	14,445	10,435	19,351
Operating margin(5)	0.6%	8.6%	10.3%	17.1%	20.6%	23.0%	19.2%
Weighted average shares used in computing net income per share(6)	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500
Net income (loss) per share(6)	$(0.22)	$0.35	$0.48	$1.13	$1.60	$1.32	$1.53

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
OPERATING DATA
Revenue passengers carried(7)	1,647	1,794	1,819	2,028	2,333	1,726	3,030	(22)
Revenue passenger miles(8)	1,645	1,870	1,875	2,193	2,548	1,887	2,743	(22)
Available seat miles(9)	2,589	2,920	2,847	3,226	3,639	2,687	3,819
Load factor(10)	63.6%	64.0%	65.9%	68.0%	70.0%	70.2%	71.8	%(22)
Break-even load factor(11)	67.6%	58.7%	54.5%	52.8%	52.6%	50.7%	56.6	%(22)
Total block hours(12)	57,443	59,760	58,112	64,909	70,228	52,161	73,645
Average daily aircraft utilization (13)	8.8	9.1	8.8	9.0	9.3	9.4	9.6
Average passenger fare	137.2	143.8	148.2	153.7	156.3	155.6	131.6	(22)
Yield(14)	13.74	13.79	14.38	14.22	14.31	14.24	14.53	(22)
Passenger revenue per ASM(15)	8.73	8.83	9.47	9.66	10.02	10.00	10.44
Operating revenue per ASM(16)	9.86	9.94	10.56	10.60	10.99	10.91	11.23
Operating expenses per ASM (CASM) (17)	9.80	9.09	9.48	8.79	8.72	8.40	9.08
Departures	24,715	23,742	23,361	25,702	27,434	20,469	33,636
Average daily departures	67.5	65.0	64.0	70.4	75.0	74.7	151.8
Average number of aircraft	17.9	18.0	18.1	19.8	20.6	20.8	31.1
Airports served at period end	29	28	27	28	29	29	35
Employees at period end	2,174	2,281	2,453	2,640	2,754	2,705	4,194
SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$255,414	$290,372	$300,637	$341,789	$399,837	$293,166	$367,253
Operating expenses	253,797	265,368	269,796	283,493	317,494	225,664	290,832
Depreciation	9,136	13,325	13,377	14,040	19,279	13,368	14,342
Aircraft rentals	20,398	20,106	21,182	16,686	14,445	10,435	16,391
Interest expense	9,751	10,988	7,629	11,613	16,488	12,076	14,188
Interest capitalized	157	1,592	1,114	2,009	963	948	657
Interest income	225	701	831	887	1,423	878	2,194
Net income (loss) before tax	(7,985)	16,640	23,667	52,133	74,304	61,356	70,629
Total assets	270,506	300,121	421,935	591,915	702,050	678,136	785,383
AeroRepública (since April 22, 2005):
Operating revenue							61,676
Operating expenses							55,756
Depreciation							502
Aircraft rentals							2,960
Interest expense							1,567
Interest capitalized							—
Interest income							106
Net income (loss) before tax							2,975
Total assets							84,103

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
SEGMENT OPERATING DATA
Copa:
Available seat miles(9)	2,589	2,920	2,847	3,226	3,639	2,687	3,244
Load factor(10)	63.6%	64.0%	65.9%	68.0%	70.0%	70.2%	73.1%
Break-even load factor	67.6%	58.7%	54.5%	52.8%	52.6%	50.7%	55.1%
Yield(14)	13.74	13.79	14.38	14.22	14.31	14.24	14.32
Operating revenue per ASM(16)	9.86	9.94	10.56	10.60	10.99	10.91	11.32
CASM(17)	9.80	9.09	9.48	8.79	8.72	8.40	8.97
Average stage length(19)	915	1,023	1,010	1,028	1,047	1,042	1,121
On time performance(18)	68.4	87.7	90.5	91.4	91.8	92.9	93.3
AeroRepública (since April 22, 2005):
Available seat miles(9)							575
Load factor(10)							64.8%
Break even load factor							63.1%
Yield(14)							15.88	(22)
Operating revenue per ASM(16)							10.73
CASM(17)							9.70
Average stage length(19)							365
On time performance(20)							70.4%

(1)	Represents impairment losses on our Boeing 737-200 aircraft and related assets. See the notes to our consolidated financial statements.

(2)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our consolidated financial statements.

(3)	Includes restricted cash and cash equivalents of $4.6 million as of December 31, 2002, $4.5 million as of December 31, 2003, $3.9 million as of December 31, 2004, $4.4 million as of September 30, 2004 and $4.9 million as of September 30, 2005.

(4)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other airlines. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands of dollars)
Net income (loss)	$(9,515)	$14,818	$20,668	$48,489	$68,572	$56,693	$65,346
Interest expense	9,751	10,988	7,629	11,613	16,488	12,076	15,755
Income taxes	1,530	1,822	2,999	3,644	5,732	4,663	8,258
Depreciation	9,136	13,325	13,377	14,040	19,279	13,368	14,844

Subtotal	10,902	40,953	44,673	77,786	110,071	86,800	104,203

Interest capitalized	(157)	(1,592)	(1,114)	(2,009)	(963)	(948)	(657)
Interest income	(225)	(701)	(831)	(887)	(1,423)	(878)	(2,300)

EBITDA	10,520	38,660	42,728	74,890	107,685	84,974	101,246

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $20.4 million in 2000, $20.1 million in 2001, $21.2 million in 2002, $16.7 million in 2003, $14.4 million in 2004, $10.4 million during the first nine months of 2004 and $19.3 million during the first nine months of 2005.

(5)	Operating margin represents operating income divided by operating revenues.

(6)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements.

(7)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(8)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(9)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(11)	Load factor that would have resulted in total revenues being equal to total expenses.

(12)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(13)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(14)	Average amount (in cents) one passenger pays to fly one mile.

(15)	Passenger revenues (in cents) divided by the number of available seat miles.

(16)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(17)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(18)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(19)	The average number of miles flown per flight.

(20)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(21)	For AeroRepública operating data, this period covers from April 22, 2005 until September 30, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.

(22)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. While we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the nine months ended September 30, 2005 has been derived from estimates that we believe to be materially accurate. Non-revenue passengers represented approximately 2.3% of AeroRepública’s total passengers for the period from April 22, 2005 to September 30, 2005.

RISK FACTORS
      An investment in our Class A shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us.
Risks Relating to Our Company

Our failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A shares.
      We have grown rapidly over the past five years. We intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.
      When we commence a new route, our load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which may result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations.
      The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A shares.

If we fail to successfully integrate the new Embraer 190 aircraft we have agreed to purchase into our operations, our business could be harmed.
      In October 2004, we announced an order to purchase ten new Embraer 190 aircraft, with options for an additional 20 new aircraft. In April 2005 we increased the number of firm commitments to purchase Embraer 190s to twelve by exercising two of those options. On November 16, 2005, we accepted delivery on the first of our twelve firm commitments to purchase the Embraer 190. Acquisition of an all-new type of aircraft, such as the Embraer 190, involves a variety of risks, including:

•	difficulties or delays in obtaining the necessary certifications from the aviation regulatory authorities of the countries to which we fly;

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of the new aircraft and its components to comply with agreed upon specifications and performance standards.
      In addition, we also face risks in integrating a second type of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources and time needed to hire and train new pilots, technicians and other skilled support personnel. If we fail to successfully take delivery of, place into service and integrate into our operations the new Embraer 190 aircraft, our business, financial condition and results of operations could be harmed.

We are dependent on our alliance with Continental and cannot assure you that it will continue.
      We maintain a broad commercial and marketing alliance with Continental that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. Similarly, if Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements might be terminated or we may not realize the anticipated benefits from our relationship with Continental. Continental has incurred significant losses since September 11, 2001, primarily as a result of record high fuel prices and decreased yields. Continental has indicated that it expects to incur a significant loss in 2005 year and that the magnitude of its recent losses is not sustainable. We cannot assure you that Continental’s results will improve or that it will avoid bankruptcy and as a result we may be materially and adversely affected by a continuing deterioration of Continental’s financial condition.
      Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of our code-sharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. See “Related Party Transactions.”

Continental’s economic interest in our continued success can be expected to decline over time.
      After giving effect to this offering, Continental will reduce its ownership level in us from 49% to approximately 32% of our capital stock. Continental may monetize its investment in us and, pursuant to its registration rights agreement with CIASA, is entitled to require us to register with the Securities and Exchange Commission so that Continental may sell to the public up to 5,665,625 additional shares of our outstanding capital stock held by it. Continental will have certain rights pursuant to a shareholders’ agreement among Continental, CIASA and us, including the right to select two of our 11 directors for so long as Continental retains at least 19% of our capital stock. In addition, so long as our alliance agreement with Continental continues, even if Continental’s ownership declines to below 19% of our capital stock, Continental will still be entitled to select one of our 11 directors. Nevertheless, Continental’s interests will likely diverge from those of our other shareholders as Continental reduces its investment in us over time. Other than certain exclusivity provisions and a termination event for certain competitive activities contained in our alliance agreement, we do not have any non-competition agreement with Continental, and as Continental continues to reduce its economic stake in us, it may take actions that are adverse to the interests of the majority of our shareholders. See “Related Party Transactions.”

We operate using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve.
      The structure of substantially all of our current flight operations (other than those of AeroRepública) generally follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. With the passage of time, and in particular as demand for air travel in Latin America increases, it is increasingly likely that one or more of our competitors will initiate non-stop service between important destinations that we currently serve through our Panamanian hub. By bypassing our hub in Panama, any non-stop service would be more convenient and possibly less expensive, than our connecting service and could significantly decrease demand for our service to those destinations. We believe that future competition from point-to-point carriers will be directed towards the largest markets that we serve. As a result, the effect of such competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

The Panamanian Aviation Act and certain of the bilateral agreements under which we operate contain Panamanian ownership requirements that are not clearly defined, and our failure to comply with these requirements could cause us to lose our authority to operate in Panama or to the international destinations we serve.
      Under Law No. 21 of January 29, 2003, which regulates the aviation industry in the Republic of Panama and which we refer to as the Aviation Act, “substantial ownership” and “effective control” of our airline must remain in the hands of Panamanian nationals. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territory, we must continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Aviation Act or in the bilateral agreements, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities might interpret these requirements. In addition, the manner in which these requirements are interpreted may change over time. We cannot predict whether these requirements would be satisfied through ownership and control by Panamanian record holders, or if these requirements would be satisfied only by direct and indirect ownership and control by Panamanian beneficial owners.
      At the present time, CIASA, a Panamanian entity, is the record owner of 51% of our share capital, and Continental, a U.S. entity, is the owner of 49% of our share capital. Immediately after giving effect to this offering (assuming the underwriters’ over-allotment options are exercised), CIASA will be the record owner of all of our Class B voting shares, representing approximately 31.5% of our total share capital and all of the voting power of our capital stock.
      On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot assure you that the decree will not be challenged, modified or superseded in the future, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. If the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil, which we refer to as the AAC, or a Panamanian court were to determine that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, we could lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement, we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A shares.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.
      Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the AAC or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are technically subject to review by the AAC and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.
      We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between Panama and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.
      We plan to continue to increase the scale of our operations and revenues by expanding our presence on new and existing routes. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify strategic local partners.
      The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or TSA, as well.

The growth of our operations to the United States and the benefits of our code-sharing arrangements with Continental are dependent on Panama’s continued favorable safety assessment.
      The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In May 2001, Panama’s IASA rating was downgraded from Category 1 to Category 2 due to alleged deficiencies in Panamanian air safety standards and AAC’s capability to provide regulatory oversight. As a result of this downgrade, we were prevented from offering flights to any new destinations in the United States and from certifying new aircraft for flights to the United States, and Continental was no longer able to codeshare on our flights. In April 2004, after extensive investment by the Panamanian government in the AAC and consultations among Copa, the AAC and U.S. safety officials, Panama’s IASA rating was restored to

Category 1. We cannot assure you that the government of Panama, and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and Continental would have to suspend the placing of its code on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.
      Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. A significant interruption or disruption in service at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.0 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.
      Tocumen International Airport is operated by a corporation that is controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines that govern rights to use the airport’s jetways or aircraft parking spaces. Therefore, in connection with the ongoing or future expansion of the airport, the airport authority could assign new capacity to competing airlines or could reassign resources that are currently used by us to other aircraft operators. Either such event could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.

We are exposed to increases in landing charges and other airport access fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.
      We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. Certain important airports that we use, such as Bogotá’s El Dorado airport, may be privatized in the near future which is likely to result in significant cost increases to the airlines that use these airports. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.
      Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services as we are proposing to do. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on us.
      Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

We and our auditors identified a “material weakness” in our internal controls over financial reporting in connection with the preparation of our financial statements under U.S. GAAP, and if we fail to remediate this material weakness and achieve and maintain an effective system of internal controls, we may not be able to accurately report our financial results on a timely basis. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A shares.
      We are currently a non-public company incorporated in Panama and have traditionally prepared our financial statements under International Financial Reporting Standards (also known as International Accounting Standards). In connection with the initial preparation of our financial statements under U.S. GAAP, we and our auditors identified a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected. Specifically, we found that we did not have appropriate expertise in U.S. GAAP accounting and reporting among our financial and accounting staff to prepare our periodic financial statements without needing to make material corrective adjustments and footnote revisions when those statements are audited or reviewed. In light of this material weakness, in preparing the financial statements included in this prospectus, we performed additional analyses and other post-closing procedures in the course of preparing our financial statements and related footnotes in accordance with U.S. GAAP.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We have contracted an additional accounting manager with experience in preparing financial statements under U.S. GAAP, we have engaged an internationally recognized accounting firm to assist us in developing our procedures to comply with the requirements of Section 404 and our management and audit committee are developing other plans to prepare for our compliance with the requirements of Section 404 and to correct the weakness identified above. We will incur incremental costs as a result of these efforts, including increased auditing and legal fees, the magnitude of which we are not able to estimate at this time. We may not be able to effectively and timely implement controls and procedures that adequately respond to Section 404 or other increased regulatory compliance and reporting requirements that will be applicable to us as a public company. We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures. In addition, we cannot assure you that the steps we plan to take or the procedures we plan to implement will be sufficient to ensure that we will be able to prevent or detect any misstatements to our financial statements in the future.
      Any failure to implement and maintain the improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to improve our internal controls to address the identified weakness could result in our incurring substantial liability for not having met our legal obligations and could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our Class A shares. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management’s assessment or on the effectiveness of our internal control over financial reporting.

We have significant fixed financing costs and expect to incur additional fixed costs as we expand our fleet.
      The airline business is characterized by high leverage, and accordingly we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2004, our interest expense and aircraft and facility rental expense under operating leases aggregated $35.6 million. At September 30, 2005, approximately 70% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.
      As of September 30, 2005, we had firm commitments to purchase seven Boeing 737s and twelve Embraer 190s, with an aggregate list price of approximately $816 million. We have arranged for financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet our remaining financial commitment. The acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

•	limit our ability in the future to obtain additional financing for working capital or other important needs;

•	impair our liquidity by diverting substantial cash from our operating needs to service fixed financing obligations; or

•	limit our ability to plan for or react to changes in our business, in the airline industry or in general economic conditions.
Any one of these could have a material adverse effect on our business, financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft could increase significantly if the Export-Import Bank of the United States does not continue to guarantee our debt.
      We currently finance our aircraft through bank loans and, to a lesser extent, operating leases and local bond offerings. In the past, we have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank will not be able to provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At September 30, 2005, we had $344.9 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees. Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing. We may not be able to continue to obtain lease or debt financing on terms attractive to us, or at all, and if we are unable to obtain financing, we may be forced to modify our aircraft acquisition plans or to incur higher than anticipated financing costs which could have an adverse impact on the execution of our growth strategy and business.

Our existing debt financing agreements and our aircraft operating leases contain restrictive covenants that impose significant operating and financial restrictions on us.
      Our aircraft financing loans and operating leases and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our ability and our subsidiaries’ ability to:

•	create material liens on our assets;

•	take certain actions that may impair creditors’ rights to our aircraft;

•	sell assets or engage in certain mergers or consolidations; and

•	engage in other specified significant transactions.
      In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” Complying with these covenants may cause us to take actions that make it more difficult to execute successfully our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.

If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.
      We perform impairment reviews when there are particular risks of impairment or other indicators described in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related charge to our earnings. In addition to the fact that the value of our fleet declines as it ages, the excess capacity that currently exists in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such an impairment does occur, we would be required under U.S. GAAP to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.

We rely on information technology systems, and we may become more dependent on such systems in the future.
      We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain critical systems, such as the Sceptre system for maintenance, the “SHARES” computer reservation and check-in system and our new revenue management system. Other systems are designed to decrease distribution costs through Internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. Also, in transitioning to new systems we may lose data or experience interruptions in service, which could harm our business.

Our quarterly results can fluctuate substantially.
      The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.
      Due to the factors described above and others described in this prospectus, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of our Class A shares could decline, perhaps substantially.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.
      An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. A short time prior to our acquisition of AeroRepública, one of its aircraft slid off of a runway in an accident without serious injuries to passengers; however, the aircraft was severely damaged and declared a total loss by its insurers. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of any future accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the Boeing 737-Next Generation aircraft or the Embraer 190 due to safety concerns or other problems, whether real or perceived, or in the event of an accident involving either of those types of aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.
      In 2004, approximately 80% of our expenses and 50% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Pesos. As a result of the acquisition of AeroRepública in April 2005, we will have an increased exposure to the Peso in future periods. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. We currently do not hedge the risk of fluctuation in foreign exchange rates. We are exposed to exchange rate losses and gains due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time (typically between 1 to 2 weeks) between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars.

Our maintenance costs will increase as Copa Airline’s fleet ages and as we perform maintenance on AeroRepública’s older fleet.
      Because the average age of Copa Airline’s aircraft is approximately 3.3 years as of September 30, 2005, the fleet requires less maintenance now than it will in the future. We have incurred a relatively low level of maintenance expenses in recent years because most of the parts on Copa Airline’s aircraft are still covered under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses as our fleet ages and these warranties expire.
      AeroRepública’s fleet is considerably older than Copa Airline’s fleet, having an average age of 22.4 years as of September 30, 2005. The aircraft operated by AeroRepública will likely be less reliable than Copa Airline’s newer aircraft and can be expected to require significantly greater expenditures on maintenance which may lead to an overall increase in our consolidated operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and cash flows.
      Approximately 48.3% of our employees belong to a labor union. There are currently five unions covering our employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. After extensive negotiations, we entered into a new collective bargaining agreement with the general union on October 26, 2005. We will begin negotiations for new collective bargaining agreements with the mechanics’ union and the flight attendants’ union near the end of 2005. Our next negotiation with the pilots’ union is scheduled to begin in mid-2008. Typically, our collective bargaining agreements in Panama are between three and four year terms. We also have union contracts with employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover 96 of AeroRepública’s 112 pilots and co-pilots and all of AeroRepública’s 178 flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any sizable number of our employees, could have an adverse impact on our operations.

These risks are typically exacerbated during periods of renegotiation with the unions. For example, in 2000 we experienced a brief localized pilots’ union work slow-down during contract negotiations that was eventually resolved to our satisfaction. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.
      Our business is labor intensive. We expect salaries, wages and benefits to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.

Our investment in AeroRepública may not generate the benefits we sought when we purchased the company.
      In the second quarter of 2005, we purchased AeroRepública, a Colombian airline currently providing point-to-point service among eleven cities in Colombia. Until our acquisition of AeroRepública, we had been almost entirely focused on providing international air travel through our hub in Panama. Our investment in AeroRepública is subject to many risks and uncertainties that will ultimately determine whether the acquisition will increase or reduce our overall profitability. See “Business— AeroRepública.”
      We have identified several errors in the accounting and internal control procedures of AeroRepública. Prior to the acquisition, our diligence investigations identified several errors in the accounting and internal control procedures of AeroRepública indicating that their previous financial statements may not be reliable. As we become more directly involved in the management of AeroRepública, we may discover additional liabilities or problems of which we are currently unaware.
      Our maintenance costs will increase as we perform maintenance on AeroRepública’s older fleet. AeroRepública currently operates a fleet of twelve aircraft having an average age in excess of 20 years, compared to an average age of 3.3 years as of September 30, 2005 for the rest of our fleet. As a result, substantial unanticipated investments may be required to bring AeroRepública’s fleet and operations up to our standards of reliability and safety.
      We may not be able to achieve cost savings and other improvements in efficiency. We may not be able to achieve the cost savings and other improvements in efficiency that we seek at AeroRepública, and our failure to do so could harm our consolidated financial condition and results of operations. We believe that in recent years AeroRepública had operating margins that were close to zero and, as a result, we expect that the consolidation of AeroRepública’s results of operations may significantly decrease our future net operating margins.
      AeroRepública’s operations are sensitive to competitive conditions in the Colombian domestic air travel market as well as macroeconomic and political conditions in Colombia. All of AeroRepública’s scheduled operations are conducted within Colombia, so its results of operations are highly sensitive to competitive conditions in the Colombian domestic air travel market. AeroRepública’s rapid growth in recent years came during a period in which the domestic market leader, Aerovías del Continente Americano S.A. (Avianca), experienced severe financial difficulties that resulted in its bankruptcy and several other significant competitors exited the market. Recently, however, Avianca emerged from bankruptcy with new management and a substantially improved financial condition, and several new competitors have entered the Colombian domestic market. It is therefore likely that AeroRepública will face significantly stronger competition in the near future than it has in recent years, and its prior results may not be indicative of its future performance. AeroRepública’s future results will be highly sensitive to macroeconomic and political conditions prevailing in Colombia which have been highly volatile and unstable and may continue to be so for the foreseeable future. As a result of these and other factors, AeroRepública’s future results are subject to significant uncertainties, many of which are beyond our control. Therefore, we may encounter significant unanticipated problems at AeroRepública which could have a material adverse effect on our consolidated financial condition and results of operations.

The integration of AeroRepública into our business may require a significant amount of our management’s time and distract our management from our core operations.
      Although we believe that our recent acquisition of AeroRepública represents an attractive opportunity, substantial resources will be needed to implement our plan to improve its profitability. Implementation of our plan is subject to many uncertainties and may eventually require us to dedicate a potentially significant portion of our limited management resources to this effort. Inconsistencies in standards, internal controls, procedures, policies, business cultures and compensation structures between us and AeroRepública, and the need to implement, coordinate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of us and AeroRepública, may result in substantial costs and may divert a substantial amount of our management’s resources from our core international operations. Diversion of Copa’s resources could materially and negatively affect our financial condition and results of operations.

Our revenues depend on our relationship with travel agents and tour operators.
      In 2004, approximately 62% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.
      We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, all of the “below the wing” aircraft services for Copa flights are performed by contractors. AeroRepública contracts ground handling equipment in nine of the eleven cities it serves and has contracted labor for “below the wing” tasks in six of the eleven cities. Overhaul maintenance and “C-checks” for Copa are handled by contractors in the United States and Costa Rica, and some line maintenance for Copa is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers for our aircraft and engines.
      One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM International. As of November 16, 2005, Copa began operating the Embraer 190, powered by General Electric CF 34-10 engines. We currently intend that Copa will continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, Copa would have to find another supplier for a similar type of aircraft or engine.

      If Copa has to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or GE Engines to provide sufficient parts or related support services on a timely basis.
      Our business would be significantly harmed if a design defect or mechanical problem with either the Boeing 737-Next Generation aircraft or the Embraer 190 were discovered that would ground any of Copa’s aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the Boeing 737-Next Generation aircraft or the Embraer 190 stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving either of those types of aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

We are dependent on key personnel.
      Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, Lawrence Ganse, our Chief Operating Officer, Jorge Isaac García, our Vice-President, Commercial, and Daniel Gunn, our Vice-President, Planning. We have no employment agreements or non-competition agreements in place with members of our senior management team other than Mr. Heilbron, our Chief Executive Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.
Risks Relating to the Airline Industry

The airline industry is highly competitive.
      We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. We compete with a number of other airlines that currently serve the routes on which we operate, including Grupo TACA, American Airlines Inc., LAN Airlines S.A. and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.
      We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. Grupo TACA lowered many of its fares a year ago in an effort to generate higher demand, and we have been forced to respond by adjusting our fares to remain competitive on the affected routes. We cannot assure you that Grupo TACA or any of our other competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market shares as they have done in the past. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.

We may face increasing competition from low-cost carriers offering discounted fares.
      Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, in Brazil and several new low-cost carriers planning to start service in Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.
      Fuel costs constitute a significant portion of our total operating expenses, representing approximately 14.8% of our operating expenses in 2002, 17.1% in 2003, 19.7% in 2004 and 28.2% in the nine months ended September 30, 2005. As a result, substantial increases in fuel costs materially affect our operating results. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. As a result, fuel prices continue to exhibit substantial volatility. Although we entered into hedging agreements with respect to approximately 15% of Copa’s projected fuel needs for 2005, these agreements provide limited protection against future increases in the price of fuel, and we cannot assure you that our current or any such future arrangements will be adequate to protect us from further increases in the price of fuel, or that fuel prices will decline from their current levels at any time in the near future. Indeed, numerous market experts and analysts have predicted that fuel prices can be expected to increase further, perhaps significantly, from their already high levels. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, a further delay in the restart of the Gulf Coast refineries, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. Significant increases in fuel costs would materially and negatively affect our operating results. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.
      The recent high prices were exacerbated by widespread disruption to oil production, refinery operations and pipeline capacity along certain portions of the U.S. Gulf Coast caused by the damage of Hurricane Katrina and Hurricane Rita during the third quarter of 2005. Our fuel costs increased from $1.74 per gallon during the month ended June 30, 2005 to $2.15 per gallon during the month ended September 30, 2005. It is likely that prices will remain high at least until refining capacity has been restored in the affected areas. We cannot predict when, or if, prices for fuel will decline to levels we have paid historically. Unless we experience a return to lower fuel prices, our results of operations will continue to be materially negatively affected as compared with prior periods.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.
      The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues and a shortfall from expected revenue levels could have a material adverse effect on our net income.

Airline bankruptcies could adversely affect the industry.
      Since September 11, 2001 several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including some of our competitors such as Avianca and Delta. Successful completion of such reorganizations could present us with competitors with significantly lower operating costs derived from labor, supply and financing contracts renegotiated under the protection of the Bankruptcy Code. For example, Avianca recently emerged from bankruptcy with a significantly improved financial condition. In addition, air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers seek to reduce capacity by eliminating aircraft from their fleets.

The 2001 terrorist attacks on the United States have adversely affected, and any additional terrorist attacks or hostilities would further adversely affect, the airline industry by decreasing demand and increasing costs.
      The terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.
      The airline industry experienced increased costs following the 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher airline ticket prices and a decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

The negative impact on the airline industry of the current global state of affairs, including the aftermath of the Iraq war and the threat of another outbreak of a communicable disease, may continue or possibly worsen.
      The combination of continued instability in the aftermath of the Iraq war and the public’s concerns about the possibility of an outbreak of a disease that can be spread by fellow commercial air passengers (such as avian flu or Severe Acute Respiratory Syndrome) has continued to have a negative impact on the public’s willingness to travel by air. It is impossible to determine if and when such adverse effects will abate and whether they will further decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.

Risks Relating to Panama and our Region

Our performance is heavily dependent on economic conditions in the countries in which we do business.
      Passenger demand is heavily cyclical and highly dependant on global and local economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.
Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. A worsening of economic conditions could result in a reduction in passenger traffic, and leisure travel in particular, which in turn would materially and negatively affect our financial condition and results of operations. Any perceived weakening of economic conditions in this region could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.

We are highly dependent on conditions in Panama.
      A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, we cannot assure you that current conditions will continue. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

We have paid relatively low taxes in the past, and any increase in the corporate income taxes we pay in Panama or the other countries where we do business would adversely affect our profitability.
      We cannot assure you that we will not be subject to additional taxes in the future or that current taxes will not be increased. Our provision for income taxes was $2,999,000, $3,644,000 and $5,732,000 in the years ended December 31, 2002, 2003 and 2004 which represented an effective income tax rate of 12.7%, 7.0% and 7.7% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In six of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. The low rate at which we pay income tax has been critical to our profitability in recent years and if it were to increase, our financial performance and results of operations would be materially and adversely affected.
      In the past, our expenses attributable to operations in Panama have consistently exceeded our revenues attributable to operations in Panama. As a result, we have typically experienced losses for Panamanian income tax purposes and were not subject to any income tax obligations. Recently, the Panamanian legislature enacted a new income tax law that provides for an “alternative minimum tax” that equals 1.4% of a company’s revenues attributable to operations in Panama. We estimate that our annual income tax liability will be an additional $1.3 million based on traffic and revenues expected for 2005. There is also uncertainty under the new law about how we should allocate revenues to operations in Panama. If the Panamanian tax authorities do not agree with our interpretation of the new law or our methods of allocating revenues, we may be subject to additional tax liability. Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.

The new social security law in Panama will adversely affect our net income.
      On June 1, 2005, the Panamanian legislature passed a new law changing the way the public pension system is funded. In response to public protests in opposition to the new law, the government has suspended its effectiveness until December 31, 2005. If the new law were to become effective as enacted, we expect that we would be responsible for additional expenses in respect of all of our Panamanian employees related to the funding of their future social security benefits. We estimate that these expenses would have been approximately $300,000 from June 1, 2005 through the remainder of 2005 had this new law not been suspended until December 31, 2005. However, due to the substantial uncertainty surrounding the law, we cannot estimate its future effect on our results of operations.

Political unrest and instability in Colombia may adversely affect our business and the market price of our Class A shares.
      We completed our acquisition of AeroRepública in the second quarter of 2005. Almost all of AeroRepública’s scheduled operations are conducted within Colombia. As a result, AeroRepública may be significantly affected by political conditions in Colombia. Terrorism and violence have plagued Colombia in the past. Continuing guerrilla activity could cause political unrest and instability in Colombia, which could adversely affect AeroRepública’s financial condition and results of operations. In addition, the threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums.
Risks Relating to Our Class A Shares

The value of our Class A shares may be adversely affected by ownership restrictions on our capital stock and the power of our board of directors to take remedial actions to preserve our operating license and international route rights by requiring sales of certain outstanding shares or issuing new stock.
      Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (Pacto Social) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian nationals does not reach a level which could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent directors committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “Description of Capital Stock.”

      If any of these remedial actions are taken, the trading price of the Class A shares may be materially and adversely affected. An issuance of Class C shares could have the effect of discouraging certain changes of control of Copa Holdings or may reduce any voting power that the Class A shares enjoy prior to the Class C share issuance. There can be no assurance that we would be able to complete an issuance of Class B shares to Panamanian nationals. We cannot assure you that restrictions on ownership by non-Panamanian nationals will not impede the development of an active public trading market for the Class A shares, adversely affect the market price of the Class A shares or materially limit our ability to raise capital in markets outside of Panama in the future.

Our controlling shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.
      As of the closing of this offering, all of our Class B shares, representing approximately 31.5% of the economic interest in Copa Holdings and all of the voting power of our capital stock, will be owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, in connection with this offering we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our board of directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A shares.

The Class A shares will only be permitted to vote in very limited circumstances and may never have full voting rights.
      The holders of Class A shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delistings of the Class A shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A shares. The holders of Class B shares have the power, subject to our shareholders’ agreement with Continental, to elect the board of directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Description of Capital Stock.” We cannot assure you that the Class A shares will ever carry full voting rights.

Substantial future sales of our Class A shares by Continental or CIASA after this offering could cause the price of the Class A shares to decrease.
      CIASA will own all of our Class B shares immediately following this offering, and those Class B shares will be converted into Class A shares if they are sold to non-Panamanian investors. Continental will own 13,978,125, or approximately 46.6%, of our Class A shares following this offering. CIASA and Continental each will hold registration rights with respect to a significant portion of their shares pursuant to a registration rights agreement to be entered into in connection with this offering. Continental is likely to seek to exercise its rights to register and sell a significant number of additional Class A shares as soon as possible after the expiry of the lock-up period referred to below. The market price of our Class A shares could drop significantly if Continental or other holders of our shares sell a significant number of shares, or if the market perceives that they intend to sell them. We, the selling shareholders, our directors and executive officers have agreed, subject to certain exceptions, not to issue or transfer, until 180 days after the date of this prospectus, any shares of our capital stock, any options or warrants to purchase shares of our capital stock, or any securities convertible into, or exchangeable for, shares of our capital stock. We, the selling shareholders and our directors and executive officers have also agreed not to make any demand for, or exercise any right with respect to, the registration of any Class A shares or any security convertible into or exercisable or exchangeable for Class A shares, until 180 days after the date of this prospectus. Nevertheless, after these lock-up agreements expire, they will not be restricted from selling the shares in the public market.

Holders of our common stock are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.
      Under Panamanian law and our organizational documents, holders of our Class A shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new shares of stock to other parties without first offering them to our existing shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares being sold in this offering, and as a result you may experience substantial dilution of your interest in us.

You may not be able to sell our Class A shares at the price or at the time you desire because an active or liquid market for the Class A shares may not develop.
      Prior to this offering, there has not been a public market for our Class A shares. The Class A shares have been approved for listing on the NYSE, subject to official notice of issuance. We cannot predict, however, whether an active liquid public trading market for our Class A shares will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy-and-sell orders for investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.

Our board of directors may, in its discretion, amend or repeal the dividend policy it is expected to adopt upon the closing of this offering. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.
      Our board of directors has determined to adopt a dividend policy that provides for the payment of dividends to shareholders equal to approximately 10% of our annual consolidated net income. Our board of directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.
      Our board of directors has determined to adopt a dividend policy that provides for the payment of dividends to shareholders equal to approximately 10% of our annual consolidated net income. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with the policy that our board of directors is adopting in connection with this offering, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

Our Articles of Incorporation impose ownership and control restrictions on our company which ensure that Panamanian nationals will continue to control us and that these restrictions operate to prevent any change of control or some transfers of ownership in order to comply with the Aviation Act and other bilateral restrictions.
      Under the Panamanian Aviation Act, as amended and interpreted to date, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock are designed to ensure compliance with these ownership and control restrictions. See “Description of Capital Stock.” These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide you with an opportunity to realize a premium on your investment in our Class A shares. They also ensure that Panamanians will continue to control all the decisions of our company for the foreseeable future.

The protections afforded to minority shareholders in Panama are different from and more limited than those in the United States and may be more difficult to enforce.
      Under Panamanian law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes is less developed under Panamanian law than under U.S. law and there are different procedural requirements for bringing shareholder lawsuits, including shareholder derivative suits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. In addition, Panamanian law does not afford minority shareholders as many protections for investors through corporate governance mechanisms as in the United States and provides no mandatory tender offer or similar protective mechanisms for minority shareholders in the event of a change in control. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

Developments in Latin American countries and other emerging market countries may cause the market price of our Class A shares to decrease.
      The market value of securities issued by Panamanian companies may be affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in emerging market countries outside Latin America may differ significantly from economic conditions in Panama and Colombia or elsewhere in Latin America, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Panamanian issuers or issuers with significant operations in Latin America. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis in 2001), investors have viewed investments in emerging markets with heightened caution. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including our shares, which could adversely affect the market price of our Class A shares.

USE OF PROCEEDS
      We will not receive any proceeds from the sale of our Class A shares by the selling shareholders.
DIVIDENDS AND DIVIDEND POLICY
      The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. See “Description of Capital Stock—Dividends.”
      Our board of directors has determined to adopt a dividend policy that provides for the payment of approximately 10% of our annual consolidated net income to shareholders as a dividend to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our board of directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy it is expected to adopt upon the closing of this offering. Our board of directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.
      We paid an extraordinary dividend of $10 million to our shareholders in December 2004 and another extraordinary dividend of $10 million in June 2005. Prior to the December 2004 dividend payment, we had not paid a dividend since the formation of Copa Holdings in 1998.
DILUTION
      Net tangible book value represents the amount of our total assets, less our total liabilities and intangible assets, such as goodwill, acquired routes and trade name. Net tangible book value per share is determined by dividing our net tangible book value by the number of our outstanding shares.
      As of September 30, 2005, our net tangible book value was approximately $176,160,000, or $4.03 per share after giving effect to the recapitalization and the restricted stock awards to our management that we intend to effect in connection with this offering. We may adjust the number of restricted stock awards to our management prior to the offering. Assuming that the initial public offering price paid by investors is the mid-point of the estimated offering price range indicated on the cover page of this prospectus, the immediate dilution to purchasers of the shares in the offering is $11.97 per share, or 74.8%. Dilution, for this purpose, represents the difference between the price per share paid by purchasers in this offering and our net tangible book value per share as of September 30, 2005, as adjusted to give effect to our recapitalization and the issuance of restricted stock to certain of our management employees.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents, short-term debt, long-term debt and total capitalization at September 30, 2005 on an actual basis and as adjusted to reflect the recapitalization undertaken in connection with this offering. As we will receive no proceeds from the sale of the Class A shares by the selling shareholders, there will be no change in our overall capitalization as a result of this offering. You should read this table in conjunction with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. None of our indebtedness is guaranteed by a third party.

	At September 30, 2005

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$129,201	$129,201
Indebtedness:
Copa
Secured indebtedness due through 2015	388,354	388,354
Unsecured indebtedness due through 2006	21,920	21,920
AeroRepública
Secured indebtedness due through 2012	17,249	17,249
Unsecured indebtedness due through 2010	2,285	2,285
Shareholders’ equity:
Old Class A shares (without par value)	14,904	—
Old Class B shares (without par value)	14,319	—
New Class A shares (without par value)	—	19,813
New Class B shares (without par value)	—	9,410
Retained earnings	200,209	200,209
Accumulated other comprehensive loss	(209)	(209)

Total shareholders’ equity	229,223	229,223

Total capitalization	659,031	659,031

SELECTED FINANCIAL AND OPERATING DATA
      The following table presents summary consolidated financial and operating data as of the dates and for the periods indicated. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements included in this prospectus and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” appearing elsewhere in this prospectus.
      The summary consolidated financial information as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial information as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 has been derived from our audited consolidated financial statements that were prepared under International Accounting Standards and adjusted to be presented on a basis consistent with U.S. GAAP and which have not been included in this prospectus.
      The summary consolidated financial data as of and for the nine-months ended September 30, 2004 and 2005 has been derived from our unaudited interim consolidated financial statements for these periods appearing elsewhere in this prospectus. We recently acquired 99.7% of the stock of AeroRepública, a Colombian air carrier, and began consolidating AeroRepública’s results on April 22, 2005. For the nine months ended September 30, 2005 and for future periods, we will be reporting AeroRepública’s operations as a separate segment in our financial statements and the related notes. As a result of the acquisition, our financial information at and for the nine-months ended September 30, 2005 is not comparable to the information at and for the nine-months ended September 30, 2004. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 2005 or for any other period.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenues
Passenger revenue	$226,012	$257,918	$269,629	$311,683	$364,611	$268,652	$398,550
Cargo, mail and other	29,402	32,454	31,008	30,106	35,226	24,514	30,379

Total operating revenues	255,414	290,372	300,637	341,789	399,837	293,166	428,929
Operating expenses:
Aircraft fuel	48,126	46,514	40,024	48,512	62,549	43,753	97,733
Salaries and benefits	30,385	38,709	39,264	45,254	51,701	35,985	48,134
Passenger servicing	33,128	32,834	33,892	36,879	39,222	29,116	36,172
Commissions	31,537	31,652	28,720	27,681	29,073	21,458	31,456
Reservations and sales	15,238	18,629	16,707	18,011	22,118	15,727	21,415
Maintenance, materials and repairs	26,815	25,369	20,733	20,354	19,742	13,899	21,933
Depreciation	9,136	13,325	13,377	14,040	19,279	13,368	14,842
Flight operations	12,453	13,887	14,567	15,976	17,904	13,135	17,904
Aircraft rentals	20,398	20,106	21,182	16,686	14,445	10,435	19,351
Landing fees and other rentals	8,571	8,451	8,495	10,551	12,155	8,941	12,282
Other	18,010	15,892	19,166	25,977	29,306	19,847	25,366
Fleet impairment charge (1)	—	—	13,669	3,572	—	—	—

Total operating expenses	253,797	265,368	269,796	283,493	317,494	225,664	346,588

Operating income	1,617	25,004	30,841	58,296	82,343	67,502	82,341

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
Non-operating income (expense):
Interest expense	(9,751)	(10,988)	(7,629)	(11,613)	(16,488)	(12,076)	(15,755)
Interest capitalized	157	1,592	1,114	2,009	963	948	657
Interest income	225	701	831	887	1,423	878	2,300
Other, net(2)	(233)	331	(1,490)	2,554	6,063	4,104	4,061

Total non-operating expenses, net	(9,602)	(8,364)	(7,174)	(6,163)	(8,039)	(6,146)	(8,737)
Income (loss) before income taxes	(7,985)	16,640	23,667	52,133	74,304	61,356	73,604
Provision for income taxes	(1,530)	(1,822)	(2,999)	(3,644)	(5,732)	(4,663)	(8,258)

Net income (loss)	(9,515)	14,818	20,668	48,489	68,572	56,693	65,346

BALANCE SHEET DATA
Total cash, cash equivalents and short-term investments (3)	$16,893	$28,385	$39,088	$65,962	$114,891	$105,531	$129,201
Accounts receivable, net	36,791	30,205	24,006	31,019	27,706	30,529	54,965
Total current assets	61,682	69,040	73,552	108,053	156,035	151,820	208,428
Purchase deposits for flight equipment	21,035	46,540	55,867	45,869	7,190	24,701	42,189
Total property and equipment	205,071	227,717	345,411	480,488	541,211	521,754	572,868
Total assets	270,506	300,121	421,935	591,915	702,050	678,136	846,126
Long-term debt	142,437	111,125	211,698	311,991	380,827	345,754	369,237
Total shareholders’ equity	19,638	46,426	67,094	115,583	174,155	172,276	229,223
CASH FLOW DATA
Net cash provided by operating activities	$25,386	$32,997	$50,931	$73,561	$98,633	$70,301	$78,308
Net cash used in investing activities	(111,926)	(39,473)	(145,591)	(151,884)	(90,268)	(50,201)	(69,425)
Net cash provided by financing activities	93,100	14,466	100,400	105,298	29,755	23,389	(2,105)
OTHER FINANCIAL DATA
EBITDA(4)	10,520	38,660	42,728	74,890	107,685	84,974	101,246
Aircraft rentals	20,398	20,106	21,182	16,686	14,445	10,435	19,351
Operating margin(5)	0.6%	8.6%	10.3%	17.1%	20.6%	23.0%	19.2%
Weighted average shares used in computing net income per share(6)	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500
Net income (loss) per share (6)	$(0.22)	$0.35	$0.48	$1.13	$1.60	$1.32	$1.53
OPERATING DATA
Revenue passengers carried (7)	1,647	1,794	1,819	2,028	2,333	1,726	3,030	(22)
Revenue passenger miles(8)	1,645	1,870	1,875	2,193	2,548	1,887	2,743	(22)
Available seat miles(9)	2,589	2,920	2,847	3,226	3,639	2,687	3,819
Load factor(10)	63.6%	64.0%	65.9%	68.0%	70.0%	70.2%	71.8	%(22)
Break-even load factor(11)	67.6%	58.7%	54.5%	52.8%	52.6%	50.7%	56.6	% (22)
Total block hours(12)	57,443	59,760	58,112	64,909	70,228	52,161	73,645
Average daily aircraft utilization(13)	8.8	9.1	8.8	9.0	9.3	9.4	9.6

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005(21)

	(in thousands of dollars, except share and per share data and operating data)
Average passenger fare	137.2	143.8	148.2	153.7	156.3	155.6	131.6	(22)
Yield(14)	13.74	13.79	14.38	14.22	14.31	14.24	14.53	(22)
Passenger revenue per ASM (15)	8.73	8.83	9.47	9.66	10.02	10.00	10.44
Operating revenue per ASM (16)	9.86	9.94	10.56	10.60	10.99	10.91	11.23
Operating expenses per ASM (CASM)(17)	9.80	9.09	9.48	8.79	8.72	8.40	9.08
Departures	24,715	23,742	23,361	25,702	27,434	20,469	33,636
Average daily departures	67.5	65.0	64.0	70.4	75.0	74.7	151.8
Average number of aircraft.	17.9	18.0	18.1	19.8	20.6	20.8	31.1
Airports served at period end	29	28	27	28	29	29	35
Employees at period end	2,174	2,281	2,453	2,640	2,754	2,705	4,194
SEGMENT FINANCIAL DATA
Copa:
Operating revenue	$255,414	$290,372	$300,637	$341,789	$399,837	$293,166	$367,253
Operating expenses	253,797	265,368	269,796	283,493	317,494	225,664	290,832
Depreciation	9,136	13,325	13,377	14,040	19,279	13,368	14,342
Aircraft rentals	20,398	20,106	21,182	16,686	14,445	10,435	16,391
Interest expense	9,751	10,988	7,629	11,613	16,488	12,076	14,188
Interest capitalized	157	1,592	1,114	2,009	963	948	657
Interest income	225	701	831	887	1,423	878	2,194
Net income (loss) before tax	(7,985)	16,640	23,667	52,133	74,304	61,356	70,629
Total assets	270,506	300,121	421,935	591,915	702,050	678,136	785,383
AeroRepública (since April 22, 2005):
Operating revenue							61,676
Operating expenses							55,756
Depreciation							502
Aircraft rentals							2,960
Interest expense							1,567
Interest capitalized							0
Interest income							106
Net income (loss) before tax							2,975
Total assets							84,103
SEGMENT OPERATING DATA
Copa:
Available seat miles(9)	2,589	2,920	2,847	3,226	3,639	2,687	3,244
Load factor(10)	63.6%	64.0%	65.9%	68.0%	70.0%	70.2%	73.1%
Break-even load factor	67.6%	58.7%	54.5%	52.8%	52.6%	50.7%	55.1%
Yield(14)	13.74	13.79	14.38	14.22	14.31	14.24	14.32
Operating revenue per ASM (16)	9.86	9.94	10.56	10.60	10.99	10.91	11.32
CASM(17)	9.80	9.09	9.48	8.79	8.72	8.40	8.97
Average stage length(19)	915	1,023	1,010	1,028	1,047	1,042	1,121
On time performance(18)	68.4	87.7	90.5	91.4	91.8	92.9	93.3

					Nine Months Ended
Year Ended December 31,					September 30,

2000	2001	2002	2003	2004	2004	2005(21)

(in thousands of dollars, except share and per share data and operating data)
AeroRepública (since April 22, 2005):
Available seat miles(9)						575
Load factor(10)						64.8%
Break even load factor						67.8%
Yield(14)						15.88	(22)
Operating revenue per ASM(16)						10.73
CASM(17)						9.70
Average stage length(19)						365
On time performance(20)						70.4%

(1)	Represents impairment losses on our Boeing 737-200 aircraft and related assets. See the notes to our consolidated financial statements.

(2)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our consolidated financial statements.

(3)	Includes restricted cash and cash equivalents of $4.6 million as of December 31, 2002, $4.5 million as of December 31, 2003, $3.9 million as of December 31, 2004, $4.4 million as of September 30, 2004 and $4.9 million as of September 30, 2005.

(4)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands of dollars)
Net income (loss)	$(9,515)	$14,818	$20,668	$48,489	$68,572	$56,693	$65,346
Interest expense	9,751	10,988	7,629	11,613	16,488	12,076	15,755
Income taxes	1,530	1,822	2,999	3,644	5,732	4,663	8,258
Depreciation	9,136	13,325	13,377	14,040	19,279	13,368	14,844

Subtotal	10,902	40,953	44,673	77,786	110,071	86,800	104,203

Interest capitalized	(157)	(1,592)	(1,114)	(2,009)	(963)	(948)	(657)
Interest income	(225)	(701)	(831)	(887)	(1,423)	(878)	(2,300)

EBITDA	10,520	38,660	42,728	74,890	107,685	84,974	101,246

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $20.4 million in 2000, $20.1 million in 2001, $21.2 million in 2002, $16.7 million in 2003, $14.4 million in 2004, $10.4 million during the first nine months of 2004 and $19.3 million during the first nine months of 2005.

(5)	Operating margin represents operating income divided by operating revenues.

(6)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements.

(7)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(8)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(9)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(11)	Load factor that would have resulted in total revenues being equal to total expenses.

(12)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.

(13)	Average number of block hours operated per day per aircraft for the total aircraft fleet.

(14)	Average amount (in cents) one passenger pays to fly one mile.

(15)	Passenger revenues (in cents) divided by the number of available seat miles.

(16)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(17)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(18)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.

(19)	The average number of miles flown per flight.

(20)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.

(21)	For AeroRepública operating data, this period covers from April 22, 2005 until September 30, 2005 which corresponds to the period that AeroRepública was consolidated in our financial statements.

(22)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. While we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the nine months ended September 30, 2005 has been derived from estimates that we believe to be materially accurate. Non-revenue passengers represented approximately 2.3% of AeroRepública’s total passengers for the period from April 22, 2005 to September 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We are a leading Latin American provider of international airline passenger service operating from our strategically located hub in the Republic of Panama. We currently offer approximately 80 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean. Additionally, through codeshare agreements with Continental we offer flights to more than 110 other international destinations. We provide service to international destinations through our Panama City hub which enables us to consolidate passenger traffic from multiple points to achieve a more profitable system and serve each destination effectively.
      We have a modern fleet of 22 Boeing 737-Next Generation aircraft with an average age of 3.3 years as of September 30, 2005 and one new Embraer 190 (not taking into account our recent acquisition of AeroRepública). To meet our growing capacity requirements we have firm commitments to accept delivery over the next four years of seven additional Boeing 737-Next Generation aircraft and eleven 94-seat Embraer 190s. We also have purchase rights and options to purchase up to ten Boeing 737-Next Generation aircraft and up to 18 Embraer 190s.
      We have a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America and our use of Continental’s President’s Club VIP lounge program. Our alliance with Continental also provides us with benefits such as improving our purchasing power in negotiations with service providers, aircraft vendors and insurers.
      On April 22, 2005 we acquired an initial 85.6% equity ownership interest in AeroRepública which was followed by subsequent acquisitions increasing our total ownership interest in AeroRepública to 99.7% as of September 30, 2005. The total purchase price we paid through September 30, 2005 for our investment in AeroRepública, including acquisition costs, was $23.4 million. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronautica Civil, in 2004 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service to 11 cities in Colombia with a point-to-point route network. We began to consolidate AeroRepública’s results of operations in our consolidated financial statements beginning April 22, 2005. For the nine months ended September 30, 2005 and for future periods, we will be reporting AeroRepública’s operations as a separate segment in our financial statements and the related notes. See Note 9 to our unaudited financial statements for segment data for AeroRepública for the nine months ended September 30, 2005 included elsewhere in this prospectus.

Regional Economic Environment
      Our historical financial results have been, and we expect them to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in North, South and Central America and the Caribbean (drivers of our passenger revenue) and the volume of trade between countries in the region (the principal driver of our cargo revenue).
      According to data from The Preliminary Overview of the Economies of Latin America and the Caribbean, an annual United Nations publication prepared by the Economic Development Division, the economy of Latin America (including the Caribbean) grew by approximately 5.5% in 2004 and 1.9% in 2003, while the region’s per capita gross domestic product is estimated to have risen by approximately 4% in 2004. According to data from the International Monetary Fund, in the sub-regions we serve, gross domestic product (adjusted for purchasing power parity) rose in 2004 by 6.4% in South America, 4.3% in North America, 3.5% in Central America and 2.1% in the Caribbean, with each region continuing to build on gains made during 2003 of 2.3% in South America, 2.8% in North America, 3.6% in Central America and 1.5% in the Caribbean. As is often the case, the regional economic performance was closely tied to developments in the international economy. World economic activity increased in 2004, resulting in estimated global GDP growth of just below 4.0% (versus 2.7% in 2003). In recent years, the Panamanian economy has closely tracked the Latin American economy as a whole, and in 2004 the Panamanian economy grew by 6.0% (versus 4.7% in 2003). Inflation rose by less than one percent in 2004, despite high fuel prices. Along with other factors, this economic growth contributed to an 11% increase in 2004 in our revenues generated in Panama. Additionally, the Colombian economy has experienced relatively stable growth; according to World Bank estimates, the Colombian gross domestic product grew by 4.0% in 2003 and 2004, with inflation (as indicated by the consumer price index) rising by 6.5% in 2003 and 5.5% in 2004.

Revenues
      We derive our revenues primarily from passenger transportation which during the nine months ended September 30, 2005 represented approximately 93% of our revenues, with the remaining 7% derived from cargo and other revenues.
      We recognize passenger revenue when transportation is provided and when unused tickets expire. Passenger revenues reflect the capacity of our aircraft on the routes we fly, load factor and yield. Our capacity is measured in terms of available seat miles (ASMs) which represents the number of seats available on our aircraft multiplied by the number of miles the seats are flown. Our usage is measured in terms of revenue passenger miles (RPMs) which is the number of revenue passengers multiplied by the miles these passengers fly. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. Yield is the average amount that one passenger pays to fly one mile. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of connecting traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors.
      We recognize cargo revenue when transportation is provided. Our other revenue consists primarily of excess baggage charges, ticket change fees and charter flights.
      Overall demand for our passenger and cargo services is highly dependent on the regional economic environment in which we operate, including the GDP of the countries we serve and the disposable income of the residents of those countries. We believe that approximately 50% of our passengers travel at least in part for business reasons, and the growth of intraregional trade greatly affects that portion of our business. The remaining 50% of our passengers are tourists or travelers visiting friends and family.
      The following table sets forth our capacity, load factor and yields for the periods indicated.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Copa Segment
Capacity (in available seat miles, in millions)	2,846.9	3,225.9	3,639.4	2,687.2	3,243.7
Load factor	65.9%	68.0%	70.0%	70.2%	73.1%
Yield (in cents)	14.38	14.22	14.31	14.24	14.32
AeroRepública Segment (1)
Capacity (in available seat miles, in millions)					574.8
Load factor					64.8%
Yield (in cents)(2)					15.88

(1)	Since April 22, 2005

(2)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. While we are implementing systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the nine months ended September 30, 2005 has been derived from estimates that we believe to be materially accurate. Non-revenue passengers represented approximately 2.3% of AeroRepública’s total passengers for the period from April 22, 2005 to September 30, 2005.

Seasonality
      Generally, our revenues from and profitability of our flights peak during the northern hemisphere’s summer season in July and August and again during the December and January holiday season. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses
      The main components of our operating expenses are aircraft fuel, salaries and benefits, passenger servicing, commissions, aircraft maintenance, reservations and sales and aircraft rent. A common measure of per unit costs in the airline industry is cost per available seat mile (CASM) which is generally defined as operating expenses divided by ASMs.
      Aircraft fuel. The price we pay for aircraft fuel varies significantly from country to country primarily due to local taxes. While we purchase aircraft fuel at all the airports to which we fly, we attempt to negotiate fueling contracts with companies that have a multinational presence in order to benefit from volume purchases. During 2004, as a result of the location of our hub, we purchased approximately 50% of our aircraft fuel in Panama, where we were able to obtain better prices due to volume discounts. We have over eleven suppliers of aircraft fuel across our network. In some cases we tanker fuel in order to minimize our cost by fueling in countries where fuel prices are lowest. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From 2002 to 2004, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 39.3% from $31.20 per barrel to $43.45 per barrel. On September 30, 2005, the price was $65.25 per barrel. In addition, recently the prices we pay for jet fuel have been affected by the supply disruptions caused by Hurricane Katrina and Hurricane Rita in the southern United States. During the month ended September 30, 2005, we paid on average $2.15 per gallon for jet fuel. As of the first quarter of 2005, all of our Boeing aircraft are also equipped with winglets which we believe provide estimated fuel consumption savings of approximately four percent compared to aircraft without winglets.

	Aircraft Fuel Data

	Year Ended December 31,
						Nine Months Ended
	2000	2001	2002	2003	2004	September 30, 2005

Copa Segment
Average price per gallon of jet fuel
into plane (excluding hedge)
(in U.S. dollars)						$1.08
Gallons consumed (in thousands)	43,187	46,669	44,788	48,444	50,833	43,332
Available seat miles (in millions)	2,589	2,920	2,847	3,226	3,639	3,244
Gallons per ASM (in hundredths)	1.67	1.60	1.57	1.50	1.40	1.34
AeroRepública Segment (1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)						$1.93
Gallons consumed (in thousands)						10,985
Available seat miles (in millions)						575
Gallons per ASM (in hundredths)						1.91

(1)	Since April 22, 2005
     Salaries and benefits. Salaries and benefits expenses have historically increased at the rate of inflation and by the growth in the number of our employees. In some cases, we have adjusted salaries of our employees to correspond to changes in the cost of living in the countries where these employees work. We do not increase salaries based on seniority.

      Passenger servicing expenses. Our passenger servicing expenses consist of expenses for liability insurance, baggage handling, catering, in-flight entertainment and other costs related to aircraft and airport services. These expenses are generally directly related to the number of passengers we carry or the number of flights we operate.
      Commissions. Our commission expenses consist primarily of payments for ticket sales made by travel agents and commissions paid to credit card companies. Travel agents receive base commissions, not including back-end incentive programs, ranging from 0% to 12% depending on the country. The weighted average rate for these commissions during 2004 was 5.5%. During the last few years we have reduced our commission expense per available seat mile as a result of an industry-wide trend of paying lower commissions to travel agencies and by increasing the proportion of our sales made through direct channels. We expect this trend to continue as more of our customers become accustomed to purchasing through our call center and through the internet. While increasing direct sales may increase the commissions we pay to credit card companies, we expect that the savings from the corresponding reduction in travel agency commissions will more than offset this increase. In recent years, base commissions paid to travel agents have decreased significantly. At the same time, we have encouraged travel agencies to move from standard base commissions to incentive compensation based on sales volume and fare types.
      Maintenance, material and repair expenses. Our maintenance, material and repair expenses consist of aircraft repair and charges related to light and heavy maintenance of our aircraft, including maintenance materials. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. With an average age of only 3.3 years as of September 30, 2005, our Copa fleet requires a low level of maintenance compared to the older fleets of some of our competitors. We also currently incur lower maintenance expenses on our Boeing aircraft because a significant number of our aircraft parts remain under multi-year warranties. As the age of our fleet increases and when our warranties expire, our maintenance expenses will increase. We only conduct line maintenance internally and outsource heavy maintenance to independent third party contractors. In 2003, we negotiated with GE Engine Services a maintenance cost per hour program for the repair and maintenance of our CFM-56 engines which power our Boeing 737 Next Generation fleet. Our engine maintenance costs are also aided by the sea-level elevation of our hub and the use of winglets which allow us to operate the engines on our Boeing 737-700s with lower thrust thus putting less strain on the engines.
      All maintenance for AeroRepública’s DC-9s and line maintenance for the MD-80s is performed by AeroRepública’s in-house maintenance staff. Heavy maintenance for the MD-80s is performed by FAA-certified third-party aviation maintenance companies.
      Aircraft rent. Our aircraft rental expenses are generally fixed by the terms of our operating lease agreements. Currently, six of Copa’s operating leases have fixed rates which are not subject to fluctuations in interest rates and the seventh is tied to LIBOR. All of AeroRepública’s operating leases have fixed rates which are not subject to fluctuations in interest rates. Our aircraft rent expense also includes rental payments related to our wet-leasing of freighter aircraft to supplement our cargo operations.
      Reservations and sales expenses. Our reservations and sales expenses arise primarily from payments to global distribution systems, such as Amadeus and Sabre, that list our flight offerings on reservation systems around the world. These reservation systems tend to raise their rates periodically, but we expect that if we are successful in encouraging our customers to purchase tickets through our direct sales channels, these costs will decrease as a percentage of our operating costs. A portion of our reservations and sales expense is also comprised of our licensing payments for the SHARES reservation and check-in management software we use, which is not expected to change significantly from period to period.
      Flight operations and landing fees and other rentals are generally directly related to the number of flights we operate.
      Other include publicity and promotion expenses, expenses related to our cargo operations, technology related initiatives and miscellaneous other expenses.

Taxes
      We are subject to income tax in Panama based on the principle of territoriality. Beginning in 2004, we adopted an alternate method of calculating tax in Panama. Based on Article 121 of Executive Decree 170 of 1993, as amended in 1996, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Prior to 2004, our Panamanian taxable income was estimated using revenues from passengers originating in or destined for Panama which typically resulted in losses for purposes of Panamanian corporate income tax. Under the new tax law adopted this year, we are also subject to an alternative minimum tax based on our revenues generated in Panama. We estimate that the combination of the alternative minimum tax and the change in our method of calculating revenues generated in Panama will increase our Panamanian tax liability to approximately $1.3 million in 2005. Dividends from our Panamanian subsidiaries, including Copa, are separately subject to a ten percent tax if such dividends can be shown to be derived from Panamanian income that has not been otherwise taxed.
      We are also subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of our income. In six of the countries to which we fly, we do not pay any income taxes because we do not generate income under the laws of those countries either because they do not have income tax or due to treaties or other arrangements those countries have with Panama. Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States, we are exempt from the U.S. source transportation income tax derived from the international operation of aircraft. In the remaining countries, we pay income tax at a rate ranging from 25% to 35% of our income attributable to those countries. Different countries calculate our income in different ways, but they are typically derived from our sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. We paid taxes totaling approximately $2.4 million in 2003 and $4.3 million in 2004.
      AeroRepública’s taxes are based on Colombian income tax legislation which calculates tax based on the higher of the “ordinary” and “presumptive” income. “Ordinary” income is defined as the company’s operating results under Colombian GAAP, and “presumptive” income is defined as 6% of net assets under Colombian GAAP.

Internal Controls
      We are currently a non-public company incorporated in Panama and have traditionally prepared our financial statements under International Financial Reporting Standards. In connection with the initial preparation of our financial statements under U.S. GAAP, we and our auditors identified a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in our internal control over financial reporting. Specifically, we found that we did not have appropriate expertise in U.S. GAAP accounting and reporting among our financial and accounting staff to prepare our periodic financial statements without needing to make material corrective adjustments and footnote revisions when those statements are audited or reviewed. This ineffective control over the application of U.S. GAAP in relation to our business could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. In light of this material weakness, in preparing the financial statements included in this prospectus, we performed additional analyses and other post-closing procedures in the course of preparing our financial statements and related footnotes in accordance with U.S. GAAP so that management would be able to come to the conclusion that the financial statements included in this prospectus fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We have contracted an additional accounting manager with experience in preparing financial statements under U.S. GAAP, we have engaged an internationally recognized accounting firm to assist us in developing our procedures to comply with the requirements of Section 404 and our management and audit committee are developing other plans to prepare for our compliance with the requirements of Section 404 and to correct the weakness identified above. We expect that these plans may include hiring additional personnel with appropriate levels of U.S. GAAP experience and accounting expertise, requiring further education and training in U.S. GAAP for our existing personnel and engaging outside resources to assist in the design and implementation of procedures for the testing of our internal controls. We will incur incremental costs as a result of these efforts, including increased auditing and legal fees, the magnitude of which we are not able to estimate at this time.
Critical Accounting Policies and Estimates
      The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates required for the preparation of our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustments based on changing circumstances and the receipt of new or better information.
      Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 1 to our annual consolidated financial statements.
      Revenue recognition. Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected in the “Air traffic liability” line on our consolidated balance sheet. Tickets whose fares have expired and/or are more than one year old are recognized as passenger revenue.
      Cargo and mail services revenue are recognized when we provide the shipping services and thereby complete the earning process. Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines, and charter flights and is recognized when transportation or service is provided.
      Frequent flyer program. We participate in Continental’s frequent flyer program “OnePass,” through which our passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of our frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and we pay Continental a per mile rate for each mileage credit granted by Continental, at which point we have no further obligation. The amounts due to Continental under this agreement are expensed by us as the mileage credits are earned.
      Impairment of long-lived assets. We record impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of non-recoverable assets is reduced to fair value if it is lower than carrying value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions and are subject to change. We recognized impairment losses on our Boeing 737-200 aircraft of $3.6 million during the year ended December 31, 2003 and $13.7 million during the year ended December 31, 2002.

      Goodwill and indefinite-lived purchased intangible assets. We review goodwill and purchased intangible assets with indefinite lives, all of which relate to our acquisition of AeroRepública, for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the AeroRepública reporting unit to its carrying value. If the fair value of the AeroRepública reporting unit exceeds the carrying value of its net assets, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets of the AeroRepública reporting unit exceeds its fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of the AeroRepública reporting unit’s goodwill. If the carrying value of the goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of the purchased intangible assets with indefinite lives be estimated and compared to the carrying value. We recognize an impairment loss when the estimated fair value of the intangible asset is less than the carrying value. Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
      Derivative instruments used for aircraft fuel. In the past, we have periodically entered into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that we are not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. These derivatives have historically not qualified as hedges for financial reporting purposes in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, changes in the fair value of such derivative contracts, which amounted to $1.9 million in the nine months ended September 30, 2005, ($0.9) million in 2004, $0.2 million in 2003 and $3.1 million in 2002, were recorded as a component of “Other, net” within “Non-operating income (expense)”. The fair value of hedge contracts amounted to $2.1 million at September 30, 2005, $0.2 million at December 31, 2004 and $1.1 at December 31, 2003, and was recorded in the “Other current assets” line of our consolidated balance sheet.

Results of Operations
      The following table shows each of the line items in our income statements for the periods indicated as a percentage of our total operating revenues for that period:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005(1)

Operating revenues:
Passenger revenue	89.7%	91.2%	91.2%	91.6%	92.9%
Cargo, mail and other	10.3%	8.8%	8.8%	8.4%	7.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Aircraft fuel	(13.3)%	(14.2)%	(15.6)%	(14.9)%	(22.8)%
Salaries and benefits	(13.1)%	(13.2)%	(12.9)%	(12.3)%	(11.2)%
Passenger servicing	(11.3)%	(10.8)%	(9.8)%	(9.9)%	(8.4)%
Commissions	(9.6)%	(8.1)%	(7.3)%	(7.3)%	(7.3)%
Reservation and sales	(5.6)%	(5.3)%	(5.5)%	(5.4)%	(5.0)%
Maintenance, materials and repairs	(6.9)%	(6.0)%	(4.9)%	(4.7)%	(5.1)%
Depreciation	(4.4)%	(4.1)%	(4.8)%	(4.6)%	(3.5)%
Flight operations	(4.8)%	(4.7)%	(4.5)%	(4.5)%	(4.2)%
Aircraft rentals	(7.0)%	(4.9)%	(3.6)%	(3.6)%	(4.5)%
Landing fees and other rentals	(2.8)%	(3.1)%	(3.0)%	(3.0)%	(2.9)%
Other	(6.4)%	(7.6)%	(7.3)%	(6.8)%	(5.9)%
Fleet impairment charges	(4.5)%	(1.0)%	0.0%	0.0%	0.0%
Total	(89.7)%	(82.9)%	(79.4)%	(77.0)%	(80.8)%
Operating income	10.3%	17.1%	20.6%	23.0%	19.2%
Non-operating income (expenses):
Interest expense	(2.5)%	(3.4)%	(4.1)%	(4.1)%	(3.7)%
Interest capitalized	0.4%	0.6%	0.2%	0.3%	0.2%
Interest income	0.3%	0.3%	0.4%	0.3%	0.5%
Other, net	(0.5)%	0.7%	1.5%	1.4%	0.9%
Total	(2.4)%	(1.8)%	(2.0)%	(2.1)%	(2.0)%
Income/(loss) before income taxes	7.9%	15.3%	18.6%	20.9%	17.2%
Income taxes	(1.0)%	(1.1)%	(1.4)%	(1.6)%	1.9%
Net income	6.9%	14.2%	17.1%	19.3%	15.2%

(1)	Includes results from our AeroRepública segment for the period from April 22, 2005 to September 30, 2005.
Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Our consolidated net income for the nine months ended September 30, 2005 was $65.3 million, a 15.3% increase over net income of $56.7 million in the same period in 2004. We had consolidated operating income of $82.3 million in the nine months ended September 30, 2005, a 22.0% increase over operating income of $67.5 million in the same period in 2004. Our consolidated operating margin in the nine months ended September 30, 2005 was 19.2%, a decrease of 3.8 percentage points over an operating margin of 23.0% in the same period in 2004, primarily as a result of higher fuel prices and the consolidation of AeroRepública’s results during the period from on April 22, 2005 to September 30, 2005.

Operating revenue
      Our consolidated revenue totaled $428.9 million in the nine months ended September 30, 2005, a 46.3% increase over operating revenue of $293.2 million in the same period in 2004 due to increases in our Copa segment’s passenger and cargo revenues and the consolidation of $61.7 million in operating revenues from our AeroRepública segment.

Copa segment operating revenue
      Copa’s operating revenue totaled $367.3 million in the nine months ended September 30, 2005, a 25.3% increase over operating revenue of $293.2 million in the same period in 2004 due to increases in both passenger and cargo revenues.
      Passenger revenue. Passenger revenue totaled $339.4 million in the nine months ended September 30, 2005, a 26.3% increase over passenger revenue of $268.7 million in the same period in 2004. This increase resulted primarily from the addition of capacity (ASMs increased by 20.7% in the nine months ended September 30, 2005 as compared to the same period in 2004) that resulted from an increase in departures and, to a lesser extent, an increase in average departures per aircraft, higher average stage length and the addition of larger aircraft. Revenues also increased due to our higher overall load factor (load factor increased from 70.2% in the nine months ended September 30, 2004 to 73.1% in the same period in 2005) during the period and the simultaneous increase in passenger yield which rose by 0.6% to 14.32 cents in the first nine months of 2005.
      Cargo, mail and other. Cargo, mail and other totaled $27.9 million in the nine months ended September 30, 2005, a 13.7% increase over cargo, mail and other of $24.5 million in the same period in 2004. This increase was primarily the result of higher cargo revenue resulting from an increase in belly space capacity available, and to a lesser extent higher other operating revenue from excess baggage fees.

AeroRepública segment operating revenue
      During the period starting on April 22, 2005, the date on which we began consolidating AeroRepública’s results, and ending September 30, 2005, AeroRepública generated operating revenue of $61.7 million.

Operating expenses
      Our consolidated operating expenses totaled $346.6 million for the first nine-months of 2005, a 53.6% increase over operating expenses of $225.7 million for the same period in 2004 that was primarily attributable to the growth of our operations, higher fuel costs, and the consolidation of $55.8 million in operating expenses from our AeroRepública segment. An overview of the major variances on a consolidated basis follows.
      Aircraft fuel. Aircraft fuel totaled $97.7 million in the nine months ended September 30, 2005, a 123.4% increase over aircraft fuel of $43.8 million in the same period in 2004. This increase was primarily a result of higher fuel costs, higher fuel consumption due to increased capacity of our Copa operation, and the consolidation of $21.2 million in AeroRepública’s aircraft fuel expenses.
      Salaries and benefits. Salaries and benefits totaled $48.1 million in the nine months ended September 30, 2005, a 33.8% increase over salaries and benefits of $36.0 million in the same period in 2004. This increase was primarily a result of an overall increase in headcount due to increased capacity of our Copa operation and the consolidation of $6.6 million in AeroRepública salaries and benefits expenses.
      Passenger servicing. Passenger servicing totaled $36.2 million in the nine months ended September 30, 2005, a 24.2% increase over passenger servicing of $29.1 million in the same period in 2004. This increase was primarily a result of an increase in Copa’s capacity, an increase in Copa’s on-board passengers, and the consolidation of $3.2 million in AeroRepública passenger servicing expenses.
      Commissions. Commissions totaled $31.5 million in the nine months ended September 30, 2005, a 46.6% increase over commissions of $21.5 million in the same period in 2004. This increase was primarily a result of higher passenger revenue and the consolidation of $5.4 million in AeroRepública commission expenses.

      The remaining operating expenses totaled $133.1 million in the nine months ended September 30, 2005, an increase of $37.7 million in the same period in 2004, of which $19.4 million resulted from the consolidation of AeroRepública.

Copa segment operating expenses
      The breakdown of operating expenses per available seat mile is as follows:

	Nine Months Ended
	September 30,
			Percent
	2004	2005	Change

	(in cents)
Operating Expenses per ASM:
Salaries and benefits	1.34	1.28	(4.4)%
Passenger servicing	1.08	1.02	(6.2)%
Commissions	0.80	0.80	0.8%
Reservation and sales	0.59	0.58	(0.2)%
Maintenance, materials and repairs	0.52	0.47	(8.4)%
Depreciation	0.50	0.44	(11.1)%
Flight operations	0.49	0.49	0.3%
Aircraft rentals	0.39	0.51	30.1%
Landing fees and other rentals	0.33	0.32	(2.8)%
Other	0.74	0.69	(7.1)%

Total operating expenses per ASM before aircraft fuel	6.77	6.61	(2.4)%
Aircraft fuel	1.63	2.36	44.9%

Total operating expenses per ASM	8.40	8.97	6.8%

      Aircraft fuel. Aircraft fuel totaled $76.5 million in the nine months ended September 30, 2005, a 74.9% increase over aircraft fuel of $43.8 million in the same period in 2004. This increase was primarily a result of a 42.4% increase in the average price per gallon of jet fuel ($1.75 in the nine months ended September 30, 2005 as compared to $1.23 in the same period in 2004) and the consumption of 14.7% more fuel due to a 9.6% increase in departures and an increase in average stage length. These increases were partially offset by our newer, more fuel-efficient aircraft. Aircraft fuel per available seat mile increased by approximately 44.9% due to the increase in average fuel cost per gallon.
      Salaries and benefits. Salaries and benefits totaled $41.5 million in the nine months ended September 30, 2005, a 15.5% increase over salaries and benefits of $36.0 million in the same period in 2004. This increase was primarily a result of an overall increase of 9.8% in headcount at period end in 2005 versus the same period end in 2004, mainly to cover increased operations. Salaries and benefits per available seat mile decreased by 4.4%.
      Passenger servicing. Passenger servicing totaled $33.0 million in the nine months ended September 30, 2005, a 13.2% increase over passenger servicing of $29.1 million in the same period in 2004. This increase was primarily a result of Copa’s 20.7% increase in capacity and an increase of 19.2% in on-board passengers. Passenger servicing per available seat mile decreased by 6.2% as a result of fixed costs being spread over a higher number of available seat miles.
      Commissions. Commissions totaled $26.1 million in the nine months ended September 30, 2005, a 21.6% increase over commissions of $21.5 million in the same period in 2004. This increase was primarily a result of higher passenger revenue. Commissions per available seat mile increased by 0.8%.
      Reservations and sales. Reservations and sales totaled $19.0 million in the nine months ended September 30, 2005, a 20.5% increase over reservations and sales of $15.7 million in the same period in 2004. This increase was primarily a result of a 28.5% increase in charges related to global distribution systems resulting from a 19.2% increase in on-board passengers and a 10.1% increase in average rates. Reservations and sales expenses per available seat mile decreased by 0.2%.
      Maintenance, materials and repairs. Maintenance, materials and repairs totaled $15.4 million in the nine months ended September 30, 2005, a 10.6% increase over maintenance, materials and repairs of $13.9 million in the same period in 2004. This increase was a result of an increase in the total number of hours flown by our aircraft, partially offset by lower average maintenance costs due to the replacement of the older Boeing 737-200s. Maintenance, materials and repair per available seat mile decreased by 8.4% as a result of the lower cost associated with the newer Boeing 737-Next Generation fleet.
      Depreciation. Depreciation totaled $14.3 million in the nine months ended September 30, 2005, a 7.3% increase over depreciation of $13.4 million in the same period in 2004. This increase was primarily due to the acquisition of three new Boeing 737-Next Generation aircraft in 2004, partially offset by lower depreciation expenses related to non-aircraft related assets. Depreciation per available seat mile decreased by 11.1%.
      Aircraft rentals. Aircraft rentals totaled $16.4 million in the nine months ended September 30, 2005, a 57.1% increase over aircraft rentals of $10.4 million in the same period in 2004. This increase was a result of three additional leased Boeing 737-Next Generation aircraft in December 2004, February 2005 and May 2005. Aircraft rentals per available seat mile increased by 30.1% as a result of the higher average lease rate of the three aircraft received.
      Flight operations and landing fees and other rentals. Combined, flight operations and landing fees and other rentals increased from $22.1 million in the nine months ended September 30, 2004 to $26.4 million in the same period in 2005, primarily as a result of Copa’s 20.7% increase in capacity.
      Other. Other expenses totaled $22.3 million in the nine months ended September 30, 2005, a 12.2% increase over other expenses of $19.8 million in the same period in 2004. This increase was primarily a result of a 17.0% increase in OnePass frequent flyer miles earned by customers during the period, as well as other miscellaneous administrative expenses such as software licenses and legal expenses. Other expenses per available seat mile decreased by 7.1% as result of administrative expenses growing slower than capacity.

AeroRepública segment operating expenses
      During the period starting on April 22, 2005, the date on which we began consolidating AeroRepública’s results, and ending September 30, 2005, AeroRepública generated operating expenses of $55.8 million. AeroRepública’s operating margin was 9.6% over the same period.

Non-operating income (expense)
      Our consolidated non-operating expenses totaled $8.7 million for the first nine-months of 2005, a 42.2% increase over non-operating expenses of $6.1 million for the same period in 2004 that was primarily attributable to the consolidation of $2.9 million in non-operating expenses from our AeroRepública segment.

Copa segment non-operating income (expense)
      Non-operating expense totaled $5.8 million in the nine months ended September 30, 2005, a 5.7% decrease over non-operating expense of $6.1 million in the same period in 2004, attributable primarily to higher interest income and other non-operating income partially offset by higher interest expense.
      Interest expense. Interest expense totaled $14.2 million in the nine months ended September 30, 2005, a 17.5% increase over interest expense of $12.1 million in the same period in 2004, resulting from a higher amount of debt related to a greater number of owned aircraft and higher interest rate. The average effective interest rates on our debt also increased by 40 basis points from 4.20% during the first nine months of 2004 to 4.60% during the same period in 2005. At period’s end, approximately 73% of our outstanding debt was fixed at an average effective rate of 4.47%.

      Interest capitalized. Interest capitalized totaled $0.7 million in the nine months ended September 30, 2005, a 30.7% decrease over interest capitalized of $0.9 million in the same period in 2004, resulting from lower average debt relating to pre-delivery payments on aircraft.
      Interest income. Interest income totaled $2.2 million in the nine months ended September 30, 2005, a 150.3% increase over interest income of $0.9 million in the same period in 2004. This increase was mainly a result of our higher average cash balance over the year and higher interest rates during the period.
      Other, net. Other, net income totaled $5.5 million in the nine months ended September 30, 2005, a 35.0% increase over other, net income of $4.1 million in the same period in 2004. This increase was primarily the result of a $1.1 million gain on sale of two Boeing 737-200 we disposed of during the nine months ended September 30, 2005 as compared to a $0.6 million gain on sale of one Boeing 737-200 during the same period in 2004.
Year 2004 Compared to Year 2003
      Our net income for the year 2004 was $68.6 million, a 41.4% increase over net income of $48.5 million in 2003. We had operating income of $82.3 million in 2004, a 41.2% increase over operating income of $58.3 million in 2003. Our operating margin in 2004 was 20.6%, an increase of 3.5 percentage points over an operating margin of 17.1% in 2003.

Operating revenue
      Our operating revenue totaled $399.8 million in 2004, a 17.0% increase over operating revenue of $341.8 million in 2003 due to increases in both passenger and cargo revenues.
      Passenger revenue. Passenger revenue totaled $364.6 million in 2004, a 17.0% increase over passenger revenue of $311.7 million in 2003. This increase resulted primarily from the addition of capacity (ASMs increased by 12.8% in 2004 as compared to 2003) that resulted from an increase in departures and, to a lesser extent, an increase in average departures per aircraft, higher average stage length and the addition of larger aircraft. Revenues also increased due to our higher overall load factor (load factor increased from 68.0% in 2003 to 70.0% in 2004) during the period and the simultaneous increase in passenger yield, which rose by 0.7% to 14.31 cents in 2004. A general increase in passenger demand for air travel in 2004, in part as a result of growing Latin American and U.S. economies, allowed us to increase both capacity and load factor without affecting yields.
      Cargo, mail and other. Cargo, mail and other totaled $35.2 million in 2004, a 17.0% increase over cargo, mail and other of $30.1 million in 2003. This increase was primarily the result of higher cargo revenue primarily resulting from an increase in belly space capacity available as we replaced four Boeing 737-200s with larger Boeing 737-Next Generation aircraft during 2004, plus the full year effect of four Boeing 737-Next Generation aircraft received in the second half of 2003. There was also a general increase in demand for courier services in the region during 2004.

Operating expenses
      Operating expenses totaled $317.5 million in 2004, a 12.0% increase over operating expenses of $283.5 million in 2003. The increase in operating expenses was primarily attributable to a 12.0% increase in capacity, an increase in the average cost of jet fuel and an increase in salaries and benefits expenses. The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,
			Percent
	2003	2004	Change

	(in cents)
Operating expenses per ASM:
Salaries and benefits	1.40	1.42	1.3%
Passenger servicing	1.14	1.08	(5.7)%
Commissions	0.86	0.80	(6.9)%
Reservation and sales	0.56	0.61	8.8%
Depreciation	0.44	0.53	21.7%
Maintenance, materials and repairs	0.63	0.54	(14.0)%
Flight operations	0.50	0.49	(0.7)%
Aircraft rentals	0.52	0.40	(23.3)%
Landing fees and other rentals	0.33	0.33	2.1%
Other	0.81	0.81	0.0%

Total operating expenses per ASM before aircraft fuel and fleet impairment charges	7.17	7.01	(2.3)%
Aircraft fuel	1.50	1.72	14.3%

Total operating expenses per ASM before fleet impairment charges	8.68	8.72	0.5%
Fleet impairment charges	0.11	0.00	N/A

Total operating expenses per ASM	8.79	8.72	(0.7)%

      Aircraft fuel. Aircraft fuel totaled $62.5 million in 2004, a 28.9% increase over aircraft fuel of $48.5 million in 2003. This increase was primarily a result of a 30.3% increase in the average price per gallon of jet fuel ($1.32 in 2004 as compared to $1.01 in 2003) and the consumption of 4.9% more fuel due to a 6.7% increase in departures. These increases were partially offset by our newer, more fuel-efficient aircraft. Aircraft fuel per available seat mile increased by approximately 14.3% due to the increase in average fuel cost per gallon.
      Salaries and benefits. Salaries and benefits totaled $51.7 million in 2004, a 14.2% increase over salaries and benefits of $45.3 million in 2003. This increase was primarily a result of the full year effect of employees hired throughout 2003, higher performance bonuses paid as a result of our improved operating results and an overall increase of 4.3% in full-time equivalent employees at period end from 2003 to 2004, mainly to cover increased operations. Salaries and benefits per available seat mile increased by 1.3%.
      Passenger servicing. Passenger servicing totaled $39.2 million in 2004, a 6.4% increase over passenger servicing of $36.9 million in 2003. This increase was primarily a result of our 12.8% increase in capacity and an increase of 15.0% in on-board passengers. Passenger servicing per available seat mile decreased by 5.7% as a result of fixed costs being spread over a higher number of available seat miles.
      Commissions. Commissions totaled $29.1 million in 2004, a 5.0% increase over commissions of $27.7 million in 2003. This increase was primarily a result of higher passenger revenue, partially offset by lower average commissions. Commissions per available seat mile decreased by approximately 6.9% due to lower average commissions and more direct sales.
      Reservations and sales. Reservations and sales totaled $22.1 million in 2004, a 22.8% increase over reservations and sales of $18.0 million in 2003. This increase was a result of a 15.0% increase in on-board passengers, a 5.7% increase in average rates charged by global distribution systems and the cost of terminating our relationship with a General Sales Agent in Puerto Rico. Reservations and sales expenses per available seat mile increased by 8.8%.

      Depreciation. Depreciation totaled $19.3 million in 2004, a 37.3% increase over depreciation of $14.0 million in 2003. This increase was primarily due three new Boeing 737-Next Generation aircraft acquired in 2004 and the full year effect of four Boeing 737-Next Generation aircraft acquired in 2003. Depreciation per available seat mile increased by 21.7%.
      Maintenance, materials and repairs. Maintenance, materials and repairs totaled $19.7 million in 2004, a 3.0% decrease over maintenance, materials and repairs of $20.4 million in 2003. This decreased was a result of the replacement of four Boeing 737-200 aircraft with newer Boeing 737-Next Generation and the full year effect of disposing of two Boeing 737-200 aircraft in 2003, partially offset by beginning of the airframe overhaul schedule for the first four of our Boeing 737-Next Generation aircraft. Maintenance, materials and repair per available seat mile decreased by 14.0%.
      Aircraft rentals. Aircraft rentals totaled $14.4 million in 2004, a 13.4% decrease over aircraft rentals cost of $16.7 million in 2003. This decrease resulted from new aircraft leases with better rates as we experienced the effect of four lease contracts we renegotiated in 2003. Aircraft rentals per available seat mile decreased by 23.3% due to higher capacity and the lower lease rates.
      Flight operations and landing fees and other rentals. As a group, flight operations and landing fees and other rentals increased from $26.5 million in 2003 to $30.1 million in 2004, or 13.3%, primarily as a result of our 12.8% increase in capacity.
      Other. Other expenses totaled $29.3 million in 2004, a 12.8% increase over other expenses of $26.0 million in 2003. This increase was primarily due to technology initiatives related to improving our telecommunications capabilities, non-recurring expenses related to our evaluation of a potential acquisition that we chose not to pursue and a 9.0% increase in publicity and promotion resulting from higher OnePass frequent flyer miles earned by customers. Other expenses per available seat mile remained unchanged.

Non-operating income (expense)
      Non-operating expense totaled $8.0 million in 2004, a 30.4% increase over non-operating expense of $6.2 million in 2003, attributable primarily to greater interest expense partially offset by higher interest income and other non-operating income.
      Interest expense. Interest expense totaled $16.5 million in 2004, a 42.0% increase over interest expense of $11.6 million in 2003, resulting from a higher amount of debt related to a greater number of owned aircraft. The average effective interest rates on our debt also increased by 57 basis points from 3.64% during 2003 to 4.21% during 2004. At the end of 2004, we had approximately 77% of our outstanding debt fixed at an effective rate of 4.47%.
      Interest capitalized. Interest capitalized totaled $1.0 million in 2004, a 52.1% decrease over interest capitalized of $2.0 million in 2003, resulting from lower average debt relating to pre-delivery payments on aircraft.
      Interest income. Interest income totaled $1.4 million in 2004, a 60.4% increase over interest income of $0.9 million in 2003. This increase was mainly a result of our higher average cash balance over the year and higher prevailing interest rates during 2004.
      Other, net. Other, net income totaled $6.1 million in 2004, a 137.4% increase over other, net income of $2.6 million in 2003. This increase was the result of non-recurring adjustments and a gain of $1.1 million resulting from the sale of two Boeing 737-200 aircraft, partially offset by a decrease in the market value of fuel hedge instruments of $0.9 million.
Year 2003 Compared to Year 2002
      Our net income for the year 2003 was $48.5 million, a 134.6% increase over net income of $20.7 million in 2002. We had operating income of $58.3 million in 2003, an 89.0% increase over operating income of $30.8 million in 2002. Our operating margin was 17.1%, an increase of 6.8 percentage points over an operating margin of 10.3% in 2002.

Operating revenue
      Our operating revenue totaled $341.8 million in 2003, a 13.7% increase over operating revenues of $300.6 million in 2002 due primarily to increased passenger revenues.
      Passenger revenue. Our passenger revenue totaled $311.7 million in 2003, a 15.6% increase over passenger revenues of $269.6 million in 2002. This increase resulted primarily from the addition of capacity (ASMs increased by 13.3% in 2003) that resulted from an increase in departures, an increase in average departures per aircraft and our continued transition to larger aircraft. Revenues also increased due to our higher overall load factor (increased by 2.1 percentage points from 65.9% in 2002 to 68.0% in 2003) during the period. Passenger yield decreased slightly by 1.2% from 14.38 cents in 2002 to 14.22 cents in 2003, as a result of the longer average stage length. A general increase in passenger demand for air travel in 2003, in part as a result of growth in the Latin American economy, allowed us to increase both capacity and load factor.
      Cargo, mail and other. Cargo, mail and other totaled $30.1 million in 2003, a 2.9% decrease over cargo, mail and other of $31.0 million in 2002. This decrease was primarily the result of a 20.1% reduction in excess baggage revenues as a result of the standardization of our policies for excess baggage, which effectively reduced our revenues per passenger. This decrease was partially offset by an increase in cargo revenues of 3.9% to $24.1 million in 2003 as a result of an increase in demand in the region and an increase in our available cargo capacity as we replaced four Boeing 737-200s with larger Boeing 737-Next Generation aircraft in the second half of 2003.

Operating expenses
      Operating expenses totaled $283.5 million in 2003, a 5.1% increase in operating expenses of $269.8 million in 2002. The increase in operating expenses was primarily attributable to a 13.3% increase in capacity and an increase in the average cost of jet fuel per gallon of 18.2%. Operating expenses for 2003 also include a fleet impairment charge of $3.6 million related to the Boeing 737-200 fleet, as compared to the fleet impairment charge of $13.7 million in 2002 related to the Boeing 737-200 fleet. The breakdown of operating expenses per available seat mile is as follows:

	Year Ended
	December 31,
			Percent
	2002	2003	Change

	(in cents)
Operating expenses per ASM:
Salaries and benefits	1.38	1.40	1.7%
Passenger servicing	1.19	1.14	(4.0)%
Commissions	1.01	0.86	(14.9)%
Reservation and sales	0.59	0.56	(4.9)%
Depreciation	0.47	0.44	(7.4)%
Maintenance, materials and repairs	0.73	0.63	(13.4)%
Flight operations	0.51	0.50	(3.2)%
Aircraft rentals	0.74	0.52	(30.5)%
Landing fees and other rentals	0.30	0.33	9.6%
Other	0.67	0.81	19.6%

Total operating expenses per ASM before aircraft fuel and fleet impairment charges	7.59	7.17	(5.5)%
Aircraft Fuel	1.41	1.50	7.0%

Total operating expenses per ASM before fleet impairment charges	9.00	8.68	(3.6)%
Fleet impairment charges	0.48	0.11	(76.9)%

Total operating expenses per ASM	9.48	8.79	(7.3)%

      Aircraft Fuel. Aircraft fuel totaled $48.5 million in 2003, a 21.2% increase over aircraft fuel of $40.0 million in 2002. This increase was a result of an 18.2% increase in the average price per gallon of jet fuel ($1.01 in 2003 as compared to $0.86 in 2002) and the consumption of 8.1% more fuel due to a 10.0% increase in departures. These increases were partially offset by our newer, more fuel-efficient aircraft. Aircraft fuel per available seat mile increased by 7.0% due to the increase in average fuel cost per gallon.

      Salaries and benefits. Salaries and benefits totaled $45.3 million in 2003, a 15.3% increase over salaries and benefits of $39.3 million in 2002. This increase was primarily the result of a 7.6% increase in full time equivalent employees, mainly to cover increased operations, and the full year effect of salary increases made in October 2002. Salaries and benefits per available seat mile increased by 1.7%.
      Passenger servicing. Passenger servicing totaled $36.9 million in 2003, an 8.8% increase over passenger servicing of $33.9 million in 2002. This increase was primarily a result of higher handling and aircraft servicing expenses which were partially offset by lower passenger liability insurance rates resulting from Copa joining Continental’s insurance policies. Passenger servicing per available seat mile decreased by 4.0% as a result of lower insurance costs and the distribution of similar fixed costs over a greater number of available seat miles.
      Commissions. Commissions totaled $27.7 million in 2003, a 3.6% decrease as compared to commissions of $28.7 million in 2002. This decrease was primarily a result of lower average commissions and a higher percentage of direct revenues (23% in 2002 as compared to 25% in 2003), partially offset by a higher volume of sales. Commissions per available seat mile decreased by 14.9%.
      Reservations and sales. Reservations and sales totaled $18.0 million in 2003, a 7.8% increase over reservation and sales of $16.7 million in 2002. This increase was a result of an 11.5% increase in on-board passengers. Reservations and sales cost per available seat mile decreased by 4.9%.
      Depreciation. Depreciation totaled $14.0 million in 2003, a 5.0% increase over depreciation of $13.4 million in 2002. This increase was primarily due to four new Boeing 737-Next Generation aircraft acquired in 2003 and the full year effect of four Boeing 737-Next Generation aircraft acquired in 2002, partially offset by lower depreciation expenses of non-aircraft related equipment. Depreciation per available seat mile decreased by 7.4%.
      Maintenance, materials and repairs. Maintenance, materials and repairs totaled $20.4 million in 2003, a 1.8% decrease as compared to maintenance, materials and repairs of $20.7 million in 2002. This decrease was a result of the replacement of two Boeing 737-200 aircraft with newer Boeing 737-Next Generation and the full year effect of disposing of three Boeing 737-200 aircraft in 2002. Maintenance, materials and repairs per available seat mile decreased by 13.4%.
      Flight operations. Flight operations cost totaled $16.0 million in 2003, a 9.7% increase over flight operations of $14.6 million in 2002, primarily as a result of a 10.0% increase in the number of departures. Flight operations per available seat mile decreased by 3.2%.
      Aircraft rentals. Aircraft rentals totaled $16.7 million in 2003, a 21.2% decrease over aircraft rentals of $21.2 million in 2002. This decrease resulted from the replacement of two leased Boeing 737-200 with owned Boeing 737-Next Generation aircraft in 2003 and the full year effect of the replacement of another two leased Boeing 737-200 with owned Boeing 737-Next Generation aircraft in 2002. Aircraft rentals per available seat mile decreased by 30.5%.
      Landing fees and other rentals. Landing fees and other rentals totaled $10.6 million in 2003, a 24.2% increase over landing fees and other rentals cost of $8.5 million in 2002. This increase was primarily a result of an increase in departures of 10.0%, increased rates for landing fees at three of the airports we serve, and the higher landing fees associated with the heavier Boeing 737-800 aircraft. Landing fees and other rentals per available seat miles increased by 9.6%.
      Other. Other expenses totaled $26.0 million in 2003, a 35.5% increase over other expenses of $19.2 million in 2002. This increase was primarily a result of an increase of $2.2 million in publicity and promotion expenses due to a new television advertising campaign, as well as an increase in technology related initiatives, specifically the outsourcing of information technology services at our locations outside Panama, which are expected to have a net positive long-term effect on the results of the company. Other expenses per available seat mile increased by 19.6%.
      Fleet impairment charges. Fleet impairment charges were recorded relating to the Boeing 737-200 fleet in the amounts of $3.6 million in 2003 and $13.7 million in 2002 in accordance with Statement of Financial

Account Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. See Note 8 to our consolidated financial statements.

Non-operating income (expense)
      Non-operating expense totaled $6.2 million in 2003, a 14.1% decrease over non-operating expense of $7.2 million in 2002, attributable primarily to greater interest expense partially offset by higher interest income and other non-operating income.
      Interest expense. Interest expense totaled $11.6 million in 2003, a 52.2% increase over interest expense of $7.6 million in 2002, resulting from a higher amount of debt related to a greater number of owned aircraft. The average effective interest rates paid increased slightly from 3.53% during 2002 to 3.64% during 2003.
      Interest capitalized. Interest capitalized totaled $2.0 million in 2003, an 80.3% increase over interest capitalized of $1.1 million in 2002, resulting from higher average debt relating to pre-delivery payments for aircraft deliveries.
      Interest income. Interest income totaled $0.9 million in 2003, a 6.7% increase over interest income of $0.8 million in 2002, as higher balances in 2003 were offset by lower prevailing interest rates.
      Other, net. Other, net income totaled $2.6 million in 2003 versus other, net expense of $1.5 million in 2002. This difference was primarily attributable to a foreign exchange loss of $0.2 million in 2003 as compared to a foreign exchange loss of $3.2 million in 2002. The lower foreign exchange loss in 2003 is mainly attributable to gains totaling $1.0 million in Argentina and Brazil versus a loss of $1.1 million in Argentina during 2002.

Quarterly Results of Operations
      The following table sets forth, for each of our last five quarters, selected data from our statement of income as well as other financial data and operating statistics. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,
	2004	2004	2005	2005	2005

	(in thousands of dollars, except share and per share data and operating data)
INCOME STATEMENT DATA
Operating revenue	$106,060	$106,671	$113,608	$137,374	$177,947
Operating expenses	80,690	91,830	87,631	117,083	141,874
Depreciation	4,661	5,911	4,739	4,996	5,109
Interest expense	4,204	4,412	4,557	5,152	6,046
Interest capitalized	167	15	143	201	313
Interest income	351	545	687	673	940
Net income before tax	22,967	12,948	24,446	17,986	31,172
Net income	21,137	11,879	22,560	15,111	27,675
OTHER FINANCIAL DATA
EBITDA(1)	31,314	22,711	32,912	27,260	41,074
Aircraft rentals	3,583	4,010	4,678	7,236	7,437
Operating margin	. 23.9%	13.9%	22.9%	14.8%	20.3%
Weighted average shares used in computing net income per share(2)	42,812,500	42,812,500	42,812,500	42,812,500	42,812,500
Net income (loss) per share(2) OPERATING DATA	$0.49	$0.28	$0.53	$0.35	$0.65
Revenue passenger miles	681	663	736	875	1,131
Available seat miles	945	952	1,018	1,266	1,535
Load factor	72.0%	69.7%	72.3%	69.1%	73.7%
Break-even load factor	51.1%	57.9%	52.1%	58.1%	58.4%
Yield	14.35	14.46	14.28	14.49	14.73
Passenger revenue per ASM	10.33	10.08	10.33	10.02	10.86
Operating revenue per ASM	11.22	11.20	11.16	10.85	11.60
Operating expenses per ASM	8.53	9.64	8.61	9.25	9.25
SEGMENT FINANCIAL DATA
Copa:
Operating revenue	106,060	106,671	113,608	115,955	137,690
Operating expenses	80,690	91,830	87,631	96,260	106,941
Depreciation	4,661	5,911	4,739	4,770	4,833
Aircraft rentals	3,583	4,010	4,678	5,831	5,882
Interest expense	4,204	4,412	4,557	4,691	4,940
Interest capitalized	167	15	143	201	313
Interest income	351	545	687	656	851
Net income before tax	22,967	12,948	24,446	18,360	27,823
AeroRepública (since April 22, 2005):
Operating revenue				21,419	40,257
Operating expenses				20,823	34,933
Depreciation				226	276
Aircraft rentals				1,405	1,555
Interest expense				461	1,106
Interest capitalized				—	—
Interest income				17	89
Net income (loss) before tax				(374)	3,349

(1)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other airlines. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,
	2004	2004	2005	2005	2005

	(in thousands of dollars)
Net income (loss)	$21,137	$11,879	$22,560	$15,111	$27,675
Interest expense	4,204	4,412	4,557	5,152	6,046
Income taxes	1,830	1,069	1,886	2,875	3,497
Depreciation	4,661	5,911	4,739	4,996	5,109

Subtotal	31,832	23,271	33,742	28,134	42,327

Interest capitalized	(167)	(15)	(143)	(201)	(313)
Interest income	(351)	(545)	(687)	(673)	(940)

EBITDA	31,314	22,711	32,912	27,260	41,074

(2)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our consolidated financial statements.
Liquidity and Capital Resources
      In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures, which consist primarily of aircraft purchases, are funded through a combination of our cash from operations and long-term financing. From time to time, we finance pre-delivery payments related to our aircraft with medium-term financing in the form of bonds privately placed with commercial banks.
      Our cash, cash equivalents and short-term investments increased by $48.9 million from $66.0 million at December 31, 2003 to $114.9 million at December 31, 2004. These totals include $3.9 million and $4.5 million of restricted cash and cash equivalents as of December 31, 2004 and 2003, respectively. Our cash, cash equivalents and short-term investments increased to $129.2 million at September 30, 2005. This total includes $4.9 million of restricted cash and cash equivalents. At September 30, 2005 we had available credit lines totaling $23.5 million of which there were no amounts outstanding.

Operating Activities
      We rely primarily on cash flows from operations to provide working capital for current and future operations. For the first nine months of 2005, cash flow from operating activities totaled $78.3 million. Cash flows from operating activities totaled $98.6 million in 2004, $73.6 million in 2003 and $50.9 million in 2002. The increase in operating cash flows over these periods was primarily due to the growth of our business. Our accounts receivable at September 30, 2005 increased by $27.3 million since December 31, 2004 primarily as a result of the consolidation of $14.3 million of AeroRepública’s receivables and growth in operating revenues.

Investing Activities
      During the first nine months of 2005, capital expenditures were $7.1 million. During 2004, capital expenditures were $65.8 million, which consisted primarily of expenditures related to our purchase of three Boeing 737-Next Generation aircraft. During 2003, capital expenditures were $112.2 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-Next Generation aircraft and one CFM 56-7B spare engine. During 2002, capital expenditures were $76.0 million, which consisted primarily of expenditures related to our purchase of four Boeing 737-Next Generation aircraft.

Financing Activities
      Financing activities during the first nine months of 2005 consisted primarily of the financing for aircraft pre-delivery payments with $21.9 million of privately-placed bonds, the issuance of $20.4 million in commercial debt by AeroRepública, primarily related to the refinancing of existing liabilities, the repayment of $34.3 million in long-term debt and $10.1 million in dividends declared and paid.
      Financing activities during 2004 consisted primarily of financing for three Boeing 737-Next Generation aircraft for $101.2 million ($35.7 million of the proceeds of which were used to redeem privately-placed bonds used for pre-delivery payments related to those aircraft), the financing for aircraft pre-delivery payments with $6.4 million of privately-placed bonds, the repayment of $32.1 million in long-term debt and $10.0 million in dividends declared and paid.
      Financing activities during 2003 consisted primarily of financing for four Boeing 737-Next Generation aircraft and a spare engine for $140.7 million ($35.2 million of the proceeds of which were used to redeem privately-placed bonds used for pre-delivery payments related to those aircraft), the financing for aircraft pre-delivery payments with $21.7 million of privately-placed bonds and the repayment of $22.0 million in long-term debt.
      Financing activities during 2002 consisted primarily of financing for four Boeing 737-Next Generation aircraft for $112.9 million ($47.8 million of the proceeds of which were used to repay loans used for pre-delivery payments related to those aircraft), the financing for aircraft pre-delivery payments with $42.8 million of privately-placed bonds and the repayment of $55.3 million in long-term debt which includes payments on debt related to loans used for pre-delivery payments.
      We have generally been able to arrange medium-term financing for pre-delivery payments through loans with commercial banks through a private issuance of bonds. Although we believe that financing on similar terms should be available for our future aircraft pre-delivery payments, we may not be able to secure such financing on terms attractive to us.
      We have financed the acquisition of fifteen Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $299.2 million as of September 30, 2005 at an average weighted interest rate of 4.47%. The remaining $45.7 million bears interest at an average weighted interest of LIBOR plus 0.03%. At September 30, 2005, the total amount outstanding under our Ex-Im-supported financings totaled $344.9 million.
      We effectively extend the maturity of our Boeing aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Ex-Im guaranteed loan. The SOAR portions of our facilities require us to maintain certain financial covenants, including an EBITDAR to fixed charge ratio, a net debt to capitalization ratio and minimum net worth. To comply with the first ratio, our EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.5 times our fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, our tangible net worth shall be at least five times our long-term obligations. Third, our tangible net worth must be at least $50 million. As of September 30, 2005 we complied with all required covenants. We also pay a commitment fee on the unutilized portion of our SOAR loans.
      We also typically finance approximately 10% of the purchase price of our Boeing aircraft through commercial loans which totaled $22.2 million as of September 30, 2005. Under the commercial loan agreements for aircraft received in 2002, we are required to comply with four specific financial covenants. The first covenant requires our EBITDAR for the prior year to be at least 1.9 times our finance charge expenses (including interest, commission, fees, discounts and other finance payments) for the first year of the agreement and 2.0 times our finance charge expenses for the remainder of the agreement. The second covenant limits our net borrowings to 92% of our capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement. The third covenant requires our tangible net worth to be at least $30 million for the first two years, $70 million for the next three years and $120 million for the last four years of the agreement. The last covenant requires us to maintain a minimum of $30 million in available cash (including cash equivalents and committed credit facilities) for the first five years and $50 million for the last five years of the agreement. As of September 30, 2005 we complied with all required covenants.
      Our Embraer aircraft purchases will not be eligible for Ex-Im guaranteed financing. We have arranged financing for the six Embraer aircraft to be delivered through the end of 2006, having obtained a commitment for senior term loan facilities in the amount of approximately $134 million from PK AirFinance US, Inc., an affiliate of General Electric. The loans will have a term of twelve years. We entered into definitive documentation with respect to these facilities and drew our first installment under the facilities in connection with the delivery of our first Embraer 190 on November 16, 2005. We will also pay a commitment fee with respect to the unused portion of the facilities.
      Upon our acquisition of AeroRepública, we arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two tranches of $5.0 million and $10.0 million with maturities of three and five years, respectively. This facility is secured by credit card receivables. The facility requires AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5. As of September 30, 2005 we complied with all required covenants.
      Capital resources. We finance our aircraft through long term debt and operating lease financings. Although we expect to finance future aircraft deliveries with a combination of similar debt arrangements and financing leases, we may not be able to secure such financing on attractive terms. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.
      We have placed firm orders with The Boeing Company for seven Boeing 737-Next Generation aircraft and we have purchase rights for an additional ten Boeing 737-Next Generation aircraft. We have also placed firm orders with Embraer for eleven Embraer 190 aircraft and we have options to purchase an additional eighteen Embraer 190 aircraft. The schedule for delivery of our firm orders is as follows: one in 2005, six in 2006, six in 2007, four in 2008 and one in 2009. We meet our pre-delivery deposit requirements for our Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required 24 to 6 months prior to delivery. We are also required to make pre-delivery payments with respect to our Embraer aircraft at the time of our commitment to purchase and at periodic intervals prior to delivery. We fund these deposits with our own cash.
Contractual Obligations
      Our non-cancelable contractual obligations at September 30, 2005 included the following:

	At September 30, 2005

		Remainder
	Total	of 2005	2006	2007	2008	2009	Thereafter

			(in thousands of dollars)
Aircraft and engine purchase commitments	$579,407	$62,004	$166,091	$189,549	$128,742	$33,020	$12,802
Aircraft operating leases	126,051	7,960	28,418	28,203	26,918	21,750	12,802
Other operating leases	24,473	1,615	3,944	3,569	3,474	3,370	8,501
Short-term debt and long-term debt (1)	500,475	15,455	84,436	49,466	47,685	44,030	259,372

Total	$1,230,405	$87,034	$282,889	$270,787	$206,819	$102,171	$280,676

(1) Includes actual interest and estimated interest for floating-rate debt based on September 30, 2005 rates.
     Most contract leases include renewal options. Non-aircraft related leases have renewable terms of one year, and their respective amounts included in the table below have been estimated through 2009, but we cannot estimate amounts with respect to those leases for later years. Our leases do not include residual value guarantees.

Off-Balance Sheet Arrangements
      None of our operating lease obligations are reflected on our balance sheet and we have no other off-balance sheet arrangements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.
Quantitative and Qualitative Disclosures about Market Risk
      The risks inherent in our business are the potential losses arising from adverse changes to the price of fuel, interest rates and the U.S. dollar exchange rate.
      Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we use crude oil option contracts, zero cost collars and swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2004 cost per gallon of fuel. Based on projected 2005 fuel consumption, such an increase would result in an increase to aircraft fuel expense of approximately $7.9 million in 2005, not taking into account our derivative contracts. We currently have hedged approximately 15% of Copa’s projected 2005 fuel requirements and 10% of Copa’s projected fuel consumption from January 1, 2006 to March 31, 2006. All existing hedge contracts settle by March 2006.
      Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and operating leases and on interest income generated from our cash and investment balances. If interest rates average 10% more in 2005 than they did during 2004, our interest expense would increase by approximately $130,000, and the fair value of our debt would decrease by approximately $3.6 million. If interest rates average 10% less in 2005 than they did in 2004, our interest income from cash equivalents would decrease by approximately $238,000 and the fair value of our debt would increase by approximately $3.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and cash equivalent balances at December 31, 2004.
      Foreign Currencies. The majority of our obligations are denominated in U.S. dollars. Since Panama uses the U.S. dollar as legal tender, the majority of our operating expenses are also denominated in U.S. dollars. Our foreign exchange risk is limited as approximately 50% of our revenues are in U.S. dollars. While a significant part of our revenues are in foreign currency, no single currency represented more than 6.0% of our operating revenues in 2004, except for the Colombian Peso which represented 10.3%. Generally, our exposure to most of these foreign currencies is limited to the period of up to two weeks between the completion of a sale and the repatriation to Panama in dollars.
2004 Revenues and Expenses Breakdown by Currency

	Revenue	Expense

Brazilian Real	4.95%	2.30%
Colombian Peso	10.26%	4.58%
Costa Rican Colon	5.18%	2.07%
Mexican Peso	5.57%	2.51%
U.S. Dollar	51.07%	78.75%
Venezuelan Bolivar	4.56%	2.07%
Other(1)	18.41%	7.71%

(1) Argentine Peso, Chilean Peso, Dominican Peso, Guatemalan Quetzal, Jamaican Dollar, Honduran Lempira, Haitian Gourde.
     As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso than that noted in the table above. AeroRepública’s revenues from April 22, 2005 to September 30, 2005 represent 14.2% of total consolidated revenues.
Outlook: Remainder of 2005 and 2006
      We seek to expand our operations by adding additional flights to existing routes and adding new routes, which includes, among others, increasing the number of flights to San Salvador in December 2005 and Santiago, Chile in January 2006. For the remainder of 2005, we expect to continue to concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient. In 2006, we expect to expand our operations by adding frequencies and new routes with the addition of six new aircraft to our fleet, including two Boeing-737 Next Generation and four Embraer 190 aircraft.
      We expect jet fuel prices will continue to be high in 2005 and expect to continue evaluating fuel hedging programs to help protect us against short-term movements in crude oil prices. We also expect interest rates to increase during the rest of 2005 which would increase the amount of interest expense related to the 27% of our debt that bears interest at floating rates. We also expect that our 2005 earnings will be affected by a new Panamanian corporate income tax law and a new Panamanian social security law. For 2005, we expect the new corporate income tax law to increase our Panamanian tax liability to approximately $1.3 million. We estimate that the new social security law would have had an incremental effect of approximately $300,000 from June 1, 2005 through the remainder of 2005 had the new social security law not been suspended until December 2005.
      We took delivery of our first Embraer 190 aircraft on November 16, 2005. We believe that the addition of the Embraer 190 aircraft will enhance our ability to provide efficient service to new destinations in mid-sized markets that currently do not generate sufficient demand to justify service with our larger Boeing aircraft. Nevertheless, we expect to incur one-time charges associated with integrating a new aircraft type into our fleet prior to it entering revenue service, including obtaining the necessary certifications, the hiring and training of new pilots, technicians and flight attendants. We do not expect these expenses to be material.
      We expect that our recent acquisition of AeroRepública will enhance our access and visibility in the Colombian market of 45 million inhabitants, which we expect to translate into additional passenger traffic through our network and increased revenues. However, we also believe that the consolidation of AeroRepública’s results in future periods will continue to reduce our consolidated operating margins. AeroRepública expects to initiate international flights between Medellín and Panama City, Cali and Panama City and between Cartagena and Panama City. In addition, AeroRepública expects to initiate flights between Cali and Medellín and between Bogotá and Cúcuta and expects to take delivery of one additional MD-80 aircraft in December of 2005.
      We expect our consolidated capacity to increase by approximately 3.2% in the last quarter of 2005 as compared to the previous quarter primarily as a result of AeroRepública’s new flights. We currently expect AeroRepública to break even or have a small loss for the year ended December 31, 2005 and to experience improvement for 2006. Over the next few years we expect to fund between $8 million and $12 million in AeroRepública which will be primarily used for capital investment projects and short term working capital needs.

BUSINESS
Overview
      We are a leading Latin American provider of international airline passenger and cargo service. Operating from our strategically located position in the Republic of Panama, we currently offer approximately 80 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean. Additionally, we provide passengers with access to flights to more than 110 other destinations through codeshare arrangements with Continental Airlines pursuant to which each airline places its name and flight designation code on the other’s flights. We provide airline passenger and cargo service through our Panama City hub which enables us to consolidate passenger traffic from multiple points to serve each destination effectively. We also operate a Colombian carrier, AeroRepública S.A., that we acquired during the second quarter of 2005.
      We operate a modern fleet of 22 Boeing 737-Next Generation aircraft with an average age of approximately 3.3 years as of September 30, 2005 (not taking into account the fleet of AeroRepública, our recently-purchased operating subsidiary). We also accepted delivery of our first 94-seat Embraer 190 aircraft on November 16, 2005. To meet our growing capacity requirements, we have firm commitments to accept delivery of 18 additional aircraft through 2009 and have negotiated purchase rights and options that, if exercised, would allow us to accept delivery of up to 28 additional aircraft through 2011. Our firm orders are for seven additional Boeing 737-Next Generation aircraft and eleven additional Embraer 190s, and our purchase rights and options are for up to ten Boeing 737-Next Generation aircraft and up to 18 Embraer 190s.
      Since January 2001, Copa Holdings has grown significantly and has established a track record of consistent profitability, recording four consecutive years of increasing earnings. Our total operating revenues have increased from $290.4 million in 2001 to $399.8 million in 2004, while our net income has increased from $14.8 million to $68.6 million over the same period. Our operating margins also improved from 8.6% in 2001 to 20.6% in 2004. Over the same period, Copa Airlines increased its capacity from 2,920 million available seat miles to 3,639 million available seat miles while improving its load factor from 64.0% during 2001 to 70.0% during 2004 and its yield from 13.79 cents during 2001 to 14.31 cents during 2004.
      We started our strategic alliance with Continental Airlines in 1998 in conjunction with its purchase of 49% of our capital stock. Together, we conduct joint marketing and code-sharing arrangements, and we participate in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that our co-branding and joint marketing activities with Continental have enhanced our brand and reputation in Latin America, and that our relationship has afforded us many cost-related benefits, such as improving our purchasing power in negotiations with service providers, aircraft vendors and insurers. Immediately prior to the consummation of this offering, our alliance and related services agreements with Continental will be extended until 2015.
      We recently purchased AeroRepública S.A. for an aggregate purchase price of approximately $23.4 million, including acquisition costs. AeroRepública is a Colombian air carrier that operates a fleet of ten leased MD-80s and two owned DC-9s. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, in 2004 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service to 11 cities in Colombia through a point-to-point route network. We believe that this acquisition represents an attractive opportunity to increase our access to one of the largest airline passenger markets in Latin America and to improve AeroRepública’s operational and financial performance.
Our Strengths
      We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” airport is strategically located. We believe that our base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama

provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that the geographic reach provided by our central location allows us to generate revenue across a large and diverse base of destinations. We also believe that our hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism industry.

•	We focus on keeping our operating costs low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our cost per available seat mile was 8.72 cents in 2004 and 9.08 cents in the first nine months of 2005. The cost per available seat mile of our Copa operating segment when excluding costs for fuel and fleet impairment charges was 7.50 cents in 2001, 7.59 cents in 2002, 7.17 cents in 2003, 7.01 cents in 2004 and 6.61 cents during the nine months ended September 30, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations” for a reconciliation of our cost per available seat mile when excluding costs for fuel and fleet impairment charges to our cost per available seat mile. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	We operate a modern fleet. Copa Airlines recently completed a fleet renovation program through which it replaced all of its older Boeing 737-200s with Boeing 737-Next Generation aircraft equipped with winglets and other modern cost-saving and safety features. We also recently accepted delivery of our first Embraer 190 aircraft. Over the next four years, we intend to further enhance our modern fleet through the addition of at least seven additional Boeing 737-Next Generation aircraft and eleven new Embraer 190s. We expect our Boeing 737-700s and 737-800s and our new Embraer 190s to offer substantial operational cost savings over the replaced aircraft in terms of fuel efficiency and maintenance costs. In addition, Copa Airlines believes that its modern fleet contributes to its excellent on-time performance and high completion factor which contribute to passenger satisfaction.

•	We believe we have a strong brand and a reputation for quality service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the nine months ended September 30, 2005, Copa Airline’s statistic for on-time performance was 93.3%, completion factor was 99.7% and baggage handling was 0.8 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

•	Our management fosters a culture of teamwork and continuous improvement. Our management team has been successful at creating a culture based on teamwork and focused on achieving greater efficiencies through continuous improvement. Each of our employees has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees are eligible to receive bonuses according to our profit sharing program. See “Business—Employees.” We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management after this offering, grants of restricted stock and stock options. According to internal surveys, over 90% of our employees report being satisfied with their job. Our goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability.

Our Strategy
      Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand our network by increasing frequencies and adding new destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Our Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network. With the addition of Embraer 190 aircraft and growth in overall capacity, we will have more flexibility in scheduling our flights for our customers’ convenience.

•	Continue to focus on keeping our costs low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a young fleet of modern aircraft and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Introduce service with new Embraer 190 aircraft. We believe that the addition of the Embraer 190 aircraft in late 2005 will allow us to provide service to new destinations in underserved markets whose demand would be more efficiently served with the 94-seat Embraer 190 aircraft. In addition, we believe that the Embraer 190s will also enable us to more efficiently match our capacity to demand, allowing us to improve service frequencies to currently served markets and to redeploy the higher capacity Boeing 737-Next Generation aircraft to serve routes with greater demand.

•	Emphasize superior service and value to our customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.

•	Selectively evaluate future acquisitions. From time to time in the future, we expect to evaluate acquisition opportunities in the Latin American aviation sector as they arise. We intend to evaluate any such opportunities selectively, focusing in particular on the extent to which they might complement our existing operations and provide potential for growth and increased shareholder value.
History
      Copa was established in 1947 by a group of Panamanian investors and Pan American World Airways, which provided technical and economic assistance as well as capital. Initially, Copa served three domestic destinations in Panama with a fleet of three Douglas C-47 aircraft. In the 1960s, Copa began its international service with three weekly flights to cities in Costa Rica, Jamaica and Colombia using a small fleet of Avro 748s and Electra 188s. In 1971, Pan American World Airways sold its stake in Copa to a group of Panamanian investors who retained control of the airline until 1986. During the 1980s, Copa suspended its domestic service to focus on international flights.
      In 1986, CIASA purchased 99% of Copa, which was controlled by the group of Panamanian shareholders who currently control CIASA. From 1992 until 1998, Copa was a part of a commercial alliance with Grupo TACA’s network of Central American airline carriers. In 1997, together with Grupo TACA, Copa entered into a strategic alliance with American Airlines. After a year our alliance with American was terminated by mutual consent. In May 1998, CIASA sold a 49% stake in Copa Holdings to Continental and entered into an extensive alliance agreement with Continental providing for code-sharing, joint marketing, technical exchanges and other cooperative initiatives between the airlines.
      Since 1998, we have grown and modernized our fleet while improving customer service and reliability. In 1999, we received our first Boeing 737-700s and in 2003 we received our first Boeing 737-800s. In the first quarter of 2005, we completed our fleet renovation program and discontinued use of our last Boeing 737-200s. Since 1998, we have expanded from 24 destinations in 18 countries to 30 destinations in 20 countries. We plan to continue our expansion in the future, and we plan to almost double our fleet over the next five years.
AeroRepública
      We acquired 85% of AeroRepública on April 22, 2005 and another 14.7% in a series of transactions ending in the third quarter of 2005. We carried out the acquisition by purchasing substantially all of the equity ownership interest in AeroRepública from its several former shareholders for an aggregate purchase price of approximately $23.4 million, including acquisition costs. According to the Colombian Civil Aviation Administration, Unidad Especial Administrative de Aeronáutica Civil, AeroRepública is the second largest passenger air carrier in Colombia, with a market share of approximately 27% of the domestic traffic in Colombia in 2004 and approximately 1,300 employees.
      Our goal is to achieve growth at AeroRepública through a combination of increasing Colombian domestic passenger traffic volume and increasing market share, particularly in the business travelers segment. We believe that Copa’s operational coordination with AeroRepública may create additional passenger traffic in our existing route network by providing Colombian passengers more convenient access to the international destinations served through our Panama hub.
      We believe that AeroRepública’s revenues were approximately $87 million for 2003 and approximately $118 million for 2004. We also believe that during those years AeroRepública operated with very low net operating margins and experienced a net loss in 2003. However, in the course of our due diligence investigations in connection with the purchase, we and our external accounting advisors discovered certain inconsistencies in AeroRepública’s accounting and internal controls that caused us to believe that its published financial statements as prepared under Colombian GAAP may not have accurately reflected its results of operations for the years covered. Since we acquired AeroRepública, we have retained an internationally recognized accounting firm to assist us in the maintenance of accounting records, perform additional analyses and post-closing procedures necessary for the preparation of AeroRepública’s financial statements and provide other assistance in areas in which AeroRepública had insufficient internal resources. Additionally, our accounting personnel have been directly involved in the preparation and review of AeroRepública’s financial information consolidated into our financial statements subsequent to the acquisition. As a result, we believe the financial information of AeroRepública that is consolidated into our financial statements has been prepared in accordance with U.S. GAAP and that our interim financial statements for the periods subsequent to our acquisition of AeroRepública are materially correct. Our management and audit committee are developing plans for the remediation of the deficiencies in AeroRepública’s internal controls. These plans include additional oversight by our accounting personnel, further education and training in U.S. GAAP for AeroRepública’s existing personnel and engaging outside resources to assist in the design and implementation of additional internal controls. We expect to carry out these plans during the next year in connection with our initial assessment of our internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002. The consolidation of AeroRepública into our results of operations has substantially increased our revenues and decreased our operating margins and is likely to do so for the foreseeable future.
Industry
      In Latin America, the scheduled passenger service market consists of three principal groups of travelers: strictly leisure, business and travelers visiting friends and family. Leisure passengers and passengers visiting friends and family typically place a higher emphasis on lower fares, whereas business passengers typically place a higher emphasis on flight frequency, on-time performance, breadth of network and service enhancements, including loyalty programs and airport lounges.
      According to data from the International Air Transport Association, or IATA, Latin America comprised approximately 7% of worldwide passengers flown in 2004, or 94 million passengers. The majority of this traffic consisted of passengers flying between the United States and Latin America.
      The Central American aviation market is dominated by international traffic. According to data from IATA, international traffic represented more than 61.6% of passengers carried and 79.2% of passenger miles flown in Central America in 2004. International passenger traffic is concentrated between North America and Central America. This segment represented 61.9% of international passengers flown in Central America in 2004, compared to 20.0% for passengers flown between Central America and South America and 18.1% for passengers flown within Central American countries. Total passengers flown on international flights in Central America grew by 7.3% in 2004, and load factors on international flights to and from Central America were 68.9% on average.
      Domestic traffic, or flights within Central American countries, represented approximately 38.4% of passengers carried and 20.8% of passenger miles flown in 2004. According to data collected by IATA, domestic passenger miles in Central America grew by 2.6% in 2004 while passengers flown grew by 1.6%. Average load factors on domestic flights within Central America were 63.7% in 2004. The chart below details passenger traffic in 2004.

	2004 IATA Traffic Results

	Passengers		Passenger
	Carried	Change	Miles	Change	ASMs	Change	Load
	(Thousands)	(%)	(Millions)	(%)	(Million)	(%)	Factor

International Scheduled Service
North America—Central America	12,671	11.10%	17,682	16.10%	25,288	11.30%	69.90%
North America—South America	18,686	17.70%	39,448	20.50%	55,761	17.30%	70.70%
Central America—South America	4,101	15.80%	8,271	19.60%	11,978	15.60%	69.10%
Within Central America	3,711	27.50%	4,256	29.10%	6,581	31.70%	64.70%
Within South America	7,498	12.90%	5,656	7.50%	8,756	4.40%	64.60%
Domestic Scheduled Service
Central America	12,749	1.60%	7,941	2.60%	12,464	0.80%	63.70%
South America	34,251	15.60%	17,584	16.10%	26,423	7.50%	66.50%
      Panama serves as a hub for connecting passenger traffic between major North American, South American, Caribbean and Central American markets. Accordingly, passenger traffic to and from Panama is significantly influenced by economic growth in surrounding regions. Major passenger traffic markets in North America, South America and Central America experienced growth in their GDP in 2004 on both an absolute and per capita basis. Real GDP in our two most important markets also grew in 2004, increasing by 6.0% in Panama and 4.0% in Colombia in 2004.

	GDP		GDP per Capita

	2004 GDP	2004 Real GDP	2004 GDP per Capita
	(US$bn)	(% Growth)	(US$)

Brazil	599.7	5.2%	3,417.1
Argentina	151.9	9.0%	3,912.1
Chile	93.7	6.0%	5,856.2
Mexico	676.5	4.4%	6,506.3
Colombia	95.2	4.0%	2,099.2
Panama	13.8	6.0%	4,523.8
USA	11,733.5	4.4%	39,934.3

Source: International Monetary Fund, World Economic Outlook Database, April 2005; real GDP growth calculated in local currency
     Panama has benefitted from a stable economy with moderate inflation and steady GDP growth. According to World Bank estimates, from 1999 to 2003 Panama’s real GDP grew at an average annual rate of

2.9% while inflation averaged 0.6% per year. The service sector represents approximately 76% of total real GDP in Panama, a higher percentage of GDP than the service sector represents in most other Latin American countries. The World Bank currently estimates Panama’s population to be 3.0 million, an increase of 1.5% from 2.9 million in 2002, with the majority of the population concentrated in Panama City, where our hub at Tocumen International Airport is located. We believe the combination of a stable, service-oriented economy and steady population growth has helped drive our domestic origin and destination passenger traffic. The World Bank estimates that annual aircraft departures in Panama increased by 17% from 21,900 in 2002 to 25,700 in 2003.
      Domestic travel within Panama primarily consists of individuals visiting families as well as domestic and foreign tourist visiting the countryside. Most of this travel is done via ground transportation, and its main flow is to and from Panama City, where most of the economic activity and population is concentrated. Demand for domestic air travel is growing and relates primarily to leisure travel from foreign and local tourist. The market is served primarily by two local airlines, Turismo Aereo and Aeroperlas, which operate turbo prop aircraft generally with less than 50 seats. These airlines do not offer international service and operate in the domestic terminal of Panama City, which is located 30 minutes by car from Tocumen International Airport.
      Colombia is the third largest country in Latin America in terms of population, with a population of approximately 45 million in 2004 according to the World Bank, and has a land area of approximately 440,000 square miles. Colombia’s GDP was approximately $98.2 billion in 2004, and per capita income was $2,216. Colombia’s geography is marked by the Andean mountains and an inadequate road and rail infrastructure, making air travel a convenient and attractive transportation alternative. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses.
Route Network and Schedules

Copa
      As of September 30, 2005, we provided regularly scheduled flights to 30 cities in North, Central and South America and the Caribbean. Substantially all of our flights operate through our hub in Panama which allows us to transport passengers and cargo among a large number of destinations with service which is more frequent than if each route were served directly.
      We believe our hub-and-spoke model is the most efficient way for us to operate our business since most of the origination/destination city pairs we serve would not generate sufficient traffic to justify a point-to-point connection, and because we serve many countries, it would be very difficult to obtain the bilateral route rights necessary to operate a point-to-point system.
      We schedule a morning bank and an evening bank of flights, with flights timed to arrive at the hub at approximately the same time and to depart a short time later. Over the next few years, as our hub expands to allow us to de-peak our schedules and with the addition of two new banks to our hub, we intend to increase the number of destinations and frequencies. Operating more banks during the day will increase our asset utilization and allow us to utilize the employees at our hub more efficiently since periods of low activity without arriving or departing flights at the hub will be shorter. Additional banks will also give us the opportunity to provide more frequent service to many destinations, allow some passengers more convenient connections and increase the flexibility of scheduling flights throughout our route network.

      The following table sets forth certain information with respect to our route system based on our flight schedule in effect as of September 30, 2005:

		Number of Passengers
		Carried in Year Ended
		December 31,

Region	ASMs per Week	2002	2003	2004

North America	21,833,388	247,995	335,294	395,497
Central America	7,889,543	593,258	655,726	741,295
South America	33,274,109	739,067	799,057	884,298
Caribbean	12,367,023	245,788	265,660	290,372
      As a part of our strategic relationship with Continental, we provide flights through code-sharing arrangements to over 110 other destinations. To a limited extent, we also provide flights through tactical and regional code-sharing arrangements with Mexicana, Gol and Gulfstream International Airlines.
      In addition to increasing the frequencies to destinations we already serve, our business strategy is also focused on adding new destinations across Latin America, the Caribbean and North America in order to increase the attractiveness of our Hub of the Americas at Tocumen International Airport hub for intra-American traffic. We currently plan to introduce new destinations and to increase frequencies to many of the destinations that we currently serve. The addition of the Embraer 190s should also allow us to improve our service by enabling us to increase frequencies and service new destinations that cannot be served efficiently with a Boeing 737-Next Generation or that can be served more profitably with a smaller aircraft.
      Our plans to introduce new destinations and increase frequencies depend on the allocation of route rights, a process over which we do not have direct influence. Route rights are allocated through negotiations between the government of Panama and the governments of countries to which we intend to increase flights. If we are unable to obtain route rights, we will exercise the flexibility within our route network to re-allocate capacity as appropriate.
      We do not currently provide any domestic service in the Republic of Panama, choosing instead to focus entirely on international traffic both regionally and around the Americas. We divide our sales and marketing into the following regions: North America; South America; Central America (excluding Panama); the Caribbean; and Panama. The following table shows our sales generated in each of these regions.
Revenue by Region

	Year Ended
	December 31,

Region	2002	2003	2004

North America(1)	13.4%	15.5%	17.3%
South America	39.4%	38.6%	38.3%
Central America	16.7%	16.0%	15.2%
Caribbean(2)	14.0%	13.3%	12.9%
Panama	16.6%	16.6%	16.2%

(1)	The United States, Canada and Mexico.

(2)	Cuba, Dominican Republic, Haiti, Jamaica, Puerto Rico

AeroRepública
      AeroRepública currently provides scheduled service to the following cities in Colombia:

			Number of Passengers
		Departures	Carried During the
	Date Service	Scheduled	Year Ended
Destinations Served	Commenced	per Week(1)	December 31, 2004

Barranquilla	Jun 1995	22	102,012
Bogotá	Jun 1993	211	1,002,500
Bucaramanga	May 1995	21	85,093
Cali	Jun 1993	57	323,311
Cartagena	Jun 1993	32	174,867
Leticia	Nov 1993	5	24,501
Medellín	Oct 1994	53	228,594
Montería	Jul 1994	14	56,221
Pereira	Mar 2003	15	27,169
San Andrés	Jun 1993	41	203,185
Santa Marta	Jun 1993	15	83,677

(1)	As of September 30, 2005.
     In addition to the destinations described above, AeroRepública periodically operates charter flights to Margarita Island, Venezuela; Havana, Cuba; Punta Cana, Dominican Republic and Montego Bay, Jamaica.
      AeroRepública is in the process of adding limited international service to its schedule and, in June 2005, AeroRepública was granted the authorization to fly regular services to Panama City from Cali, Medellín and San Andrés, Colombia. We expect that AeroRepública’s new service on these routes will provide feeder traffic and complement Copa’s existing service out of Panama City. In addition, AeroRepública has been granted the authorization to fly between Cali and Medellín and between Bogotá and Cúcuta. AeroRepública has applied for authorization to fly routes between Bogotá and Quito and between Bogotá and Guayaquil. It also has code-sharing agreements with the Venezuelan carrier, Aeropostal, and the Spanish carrier, Air Plus Comet, both of which provide AeroRepública the ability to offer expanded international service to its customers. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador, Peru and Venezuela.
Airline Operations

Passenger Operations
      Passenger revenues accounted for approximately $364.6 million or 91.2% of Copa’s total revenues in 2004, all earned from international routes. Leisure traffic, which makes up close to half of Copa’s total loads, tends to coincide with holidays, school schedules and cultural events and peaks in July and August and again in December and January. Despite these seasonal variations, Copa’s overall traffic pattern is relatively stable due to the constant influx of business travelers. Approximately 40% of Copa passengers regard Panama City as their destination or origination point, and most of the remaining passengers pass through Panama City in transit to other points on our route network.
      AeroRepública’s business is more concentrated on passenger service, which in 2004 accounted for approximately 97% of its total revenues. The majority of AeroRepública’s customers are leisure travelers and travelers visiting friends and family, and traffic is heaviest during the vacation months of July, August and the holiday season in December.

Cargo Operations
      In addition to our passenger service, we make efficient use of extra capacity in the belly of our aircraft by carrying cargo. Our cargo business generated revenues of approximately $23.2 million in 2002, $24.1 million in

2003 and $28.2 million in 2004, representing 7.7%, 7.0% and 7.0%, respectively, of Copa’s operating revenues. We sold our remaining dedicated Boeing 737-200 Freighter aircraft in April 2002. However, we still wet-lease freighter capacity from time to time to reliably meet our cargo customers’ needs. In 2004, our cargo business consisted of approximately 69.5% in mail and freight; 28.3% in wet leases; and 2.2% in courier service. Of these sub-categories of service, courier traffic has shown the most growth, and we expect that in the future it will constitute a larger share of our cargo business.
      We recently acquired a cargo management system that allows us to improve our monitoring, tracking, and pricing capabilities. This new system includes a reservations module, a web-tracking system, electronic delivery confirmations and information management through bar codes. This new system complies with Cargo 2000 standards, a worldwide quality management system for the air cargo industry.
Pricing and Revenue Management
      We have designed our fare structure to balance our load factors and yields in a way that we believe will maximize profits on our flights. We also maintain revenue management policies and procedures that are intended to maximize total revenues, while remaining generally competitive with those of our major competitors.
      We charge slightly more for tickets on higher-demand routes, tickets purchased on short notice and other itineraries suggesting a passenger would be willing to pay a premium. This represents strong value to our business customers, who can count on competitive rates when flying with Copa. The number of seats we offer at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat mile, balancing the average fare charged against the corresponding effect on our load factors. We recently replaced our Revenue Management software with a more sophisticated revenue management system designed by SABRE.
      During 2002, we purchased an automated pricing system from SMG Technologies that allows us to efficiently monitor our competitors’ published, unpublished and web fares and easily file fares with automated services. This gives us the time to publish competitive fares to and from points in the United States that we serve via our code-share agreement with Continental and to analyze the impact of any change on revenue. The system was fully implemented in February 2004.
      Improvements are being made to AeroRepública’s revenue management, pricing capabilities and systems that we expect will be completely in place by early 2006. We are evaluating options to upgrade AeroRepública’s revenue management system with the capability of working more effectively in a low-cost airline business model.
Relationship with Continental Airlines
      In recent years, many airlines have sought to form marketing alliances with other carriers. Such alliances generally provide for codesharing, frequent flyer reciprocity, coordinated scheduling of flights of each alliance member to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity for the airline to increase traffic on flight segments which connect with those of the alliance partners.
      Concurrently with its 49% investment in our company in May 1998, Continental entered into an alliance agreement, as well as related services, frequent flyer participation, trademark and other agreements with Copa. These agreements were initially signed for a period of ten years. We intend to amend and restate the major agreements in connection with the offering and extend them through 2015. Continental’s continued ownership of our shares is not a condition to the ongoing effectiveness of these agreements. As we coordinate our activities more closely with our new AeroRepública subsidiary, we may involve the Colombian carrier in some aspects of our alliance with Continental. Our alliance with Continental currently enjoys antitrust immunity in the United States which allows us to coordinate pricing, scheduling and joint marketing initiatives. In an effort to maximize the benefit from the relationship, Continental and Copa work together on the following initiatives:
      Product Positioning. Since the start of the alliance with Continental, we have introduced a new image to align ourselves more tangibly with the U.S. carrier. Our color scheme, logo, aircraft interior and staff uniforms are similar to Continental’s. With initiatives such as the introduction of our business class product Clase Ejecutiva and a smoke-free cabin, the Copa “in-flight” product was modeled on Continental’s. Furthermore, our business class passengers enjoy access to Continental’s President’s Club business lounges, and we jointly operate a co-branded President’s Club lounge with Continental at Tocumen International Airport.
      We have also adopted Continental’s OnePass frequent flyer program globally and on a co-branded basis in Latin America which has enabled us to develop brand loyalty among business travelers. The co-branding of the OnePass loyalty programs has helped us by leveraging the brand recognition that Continental already enjoyed across Latin America and enabling the two airlines to compete more effectively against regional competition such as Grupo TACA and the oneworld alliance represented by American Airlines and LAN Airlines.
      Continental is sponsoring our proposed affiliation with the Sky Team global alliance network, which also includes Delta, Northwest, Aeroméxico, Air France, Alitalia, KLM, Korean Air and CSA Czech.
      Code-sharing. We currently place the Copa designator code on Continental operated flights from Panama to Houston and Panama to Newark. In addition, flights carrying the Copa code operate to over 110 other Continental destinations, primarily through Continental’s gateways in Houston and Newark. Continental’s flights from Guatemala City and Managua City to Houston, and from Guatemala City to Newark also share our code. In May 2001, the DOT awarded us antitrust immunity for our code-share agreement, allowing us to deepen the alliance through, among other things, coordinating schedules and pricing. The downgrading of the Panamanian AAC to IASA’s Category 2 in 2001, although no reflection on our own safety standards, resulted in the suspension of our code-share status with Continental until Category 1 status was restored in April 2004. See “—Safety.”
      Aircraft Maintenance & Flight Safety. Continental and Copa have been cooperating closely to fully integrate both airlines’ maintenance programs. Continental and Copa’s maintenance programs for the Boeing 737-Next Generation are identical. We share Continental’s Sceptre inventory management software which allows us to pool spare parts with the larger airline and we rely on Continental to provide engineering support for maintenance projects. We have also been able to take advantage of Continental’s purchasing power and negotiate more competitive rates for spare parts and third-party maintenance work.
      Sales & Revenue Management. The two airlines recently embarked upon a co-branding of our city ticket offices, or CTOs, throughout Latin America, and as a result both now enjoy greater access to this important direct sales channel at little incremental cost. Joint corporate and travel agency incentive programs have been launched. Also, a new revenue management system and team were introduced at Copa under the direct management of experts brought in from Continental. We believe that we benefit from Continental’s experience in distribution costs and channel strategy studies, and management as a whole is gaining an intangible benefit from the high level of cooperation with Continental.
      Information Technology. By leveraging Continental’s expertise and experience, we have implemented several important information technology systems, such as the Sceptre system for maintenance and the “SHARES” computer reservation system. In November 2000, we transitioned from the SABRE reservation and airport check-in system to “SHARES” in an effort to maintain commonality with Continental.

      Fleet Modernization. All of our Boeing aircraft share nearly identical configurations to Continental’s configurations. We have also been able to take advantage of Continental’s greater purchasing power with its suppliers, including Boeing, thus enabling us to negotiate lower purchase prices for these new aircraft.
Sales, Marketing and Distribution

Copa
      Sales and Distribution. Approximately 75% of sales during 2004 were through travel agents and other airlines while approximately 25% were direct sales via our CTOs, our call centers, our airport counters or our website. Travel agents receive base commissions, not including back-end incentive payments, ranging from 0% to 12% depending on the country. The weighted average rate for these commissions during 2004 was 5.5%. In recent years, base commissions have decreased significantly in most markets as more efficient back-end incentive programs have been implemented to reward selected travel agencies that exceed their sales targets.
      Travel agents obtain airline travel information and issue airline tickets through global distribution systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. We participate actively in all major international GDSs, including SABRE, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system.
      We have a sales and marketing network consisting of 78 domestic and international ticket offices, including airport and city ticket offices. We have 17 CTOs co-branded with Continental. Approximately 20.3% and 4.1% of our sales for the year ended December 31, 2004 were booked through our ticket counters and our call centers, respectively.
      E-tickets, a key component of our sales efforts through the Internet and our call centers, was launched at the end of 2002 and, by December 2003, E-Ticketing for direct sales, non-revenue passengers (company business, elite reward travel and promotional travel), as well as American Airlines and Continental interline tickets had been implemented. E-tickets for travel agencies was implemented in the second quarter of 2004.
      The call center that operates our reservations and sales services handles calls from Panama as well as most other countries we fly to. Such centralization has resulted in a significant increase in telephone sales as it efficiently allowed for improvements in service levels such as 24-hour-a-day, 7-days-a-week service.
      We encourage the use of direct Internet bookings by our customers because it is our most efficient distribution channel. During mid 2002, we signed a contract with Amadeus to use their booking engine to facilitate ticket purchases on www.copaair.com and launched the system on January 6, 2003. The cost of each booking via the website is roughly 25% the cost of a regular travel agency booking. In 2004, we purchased a new booking engine in order to further reduce distribution costs, and 0.8% of our sales were made via our website. Our goal is to channel more of our total sales through the website.
      Advertising and Promotional Activities. Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relation events in the cities where we fly. We believe that the corporate traveler is an important part of our business, and we particularly promote our service to these customers by conveying the reliability, convenience and consistency of our service and offering value-added services such as convention and conference travel arrangements, as well as our Business Rewards loyalty program for our frequent corporate travelers. We also promote package deals among the destinations where we fly through combined efforts with selected hotels and travel agencies.

AeroRepública
      AeroRepública does not currently have a mileage-based frequent flyer program but instead offers one free ticket to passengers for every five purchased trips. We are in the process of implementing the OnePass frequent flyer program at AeroRepública. AeroRepública is also in the process of implementing e-ticketing and expects to complete implementation by December 2005 to complement its call center, 26 city ticket offices and 11 airport ticket offices. We believe e-ticketing will improve passenger convenience and reduce commission costs. In 2004, approximately 75% of AeroRepública’s sales were made through travel agencies and 25% were made directly to passengers.
Competition
      We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Copa competes with a number of other airlines that currently serve the routes on which we operate, including Grupo TACA, American Airlines Inc., LAN Airlines S.A. and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive. We must constantly react to changes in prices and services offered by our competitors to remain competitive.
      Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol in Brazil and several new low-cost carriers planning to start service in Mexico, among others, the “low-cost carrier” business model appears to be gaining acceptance in the Latin American aviation industry, and we may face new and substantial competition from low-cost carriers in the future.
      The main source of competition to Copa, and our alliance with Continental, comes from the multinational Grupo TACA and its alliance partner, American Airlines, the U.S. airline with the largest Latin American route network. Colombian carrier Avianca and Chilean carrier LAN Airlines are also significant competitors.
      Grupo TACA’s strategy has been to develop three hubs at San Jose, Costa Rica, San Salvador, El Salvador and Lima, Peru, which serve more than 40 cities in 19 countries and compete with Copa’s hub at Tocumen International Airport. In addition, Grupo TACA’s strategic alliance with American Airlines has enabled it to utilize American Airlines’ Latin American hub in Miami. Grupo TACA also has alliances with Iberia and Air France. Grupo TACA primarily operates a fleet of Airbus A319 and A320 aircraft and they intend to take delivery of a significant number of new Airbus aircraft between now and December 2009. We have routes to several of the Central American republics where Grupo TACA has established service, including Managua, Nicaragua, San Jose, Costa Rica and Guatemala. Grupo TACA places its code on our flights between San Salvador and Managua. Grupo TACA lowered many of its fares a year ago in an effort to generate higher demand, and we have been forced to respond by adjusting our fares to remain competitive on the affected routes. It is premature to determine whether or not Grupo TACA’s recent fare reductions represent the commencement of its transition to a new business model. Such a transition could result in significant and lasting downward pressure on the fares we charge for flights on the routes on which we compete with Grupo TACA.
      American Airlines also offers significant competition. American attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program. American Airlines competes through its hubs at Miami and San Juan, Puerto Rico. American Airlines was a founding member of the oneworld global marketing alliance.
      LAN Airlines is another oneworld member that offers service to more than 50 destinations, primarily in Latin America. LAN Airlines is comprised of LAN Chile, LAN Peru, LAN Ecuador, LAN Argentina, LAN Cargo and LAN Express. While we do not compete directly with LAN Airlines on many of our current routes,

LAN Airlines has grown rapidly over the past several years and may become a more significant competitor in the future.
      We are also introducing service to and from destinations where the local airline is less viable and competitive, such as the Dominican Republic (Santo Domingo), Ecuador (Quito and Guayaquil) and Venezuela (Caracas). Several smaller airlines also compete in Central America, including AeroHonduras and Tikal Jets.
      Copa has also established itself as a significant player on traffic to and from Colombia, with strong market share on routes to and from Barranquilla, Bogotá, Cali, Cartagena, Medellín and San Andrés. AeroRepública competes more directly with Avianca and other Colombian carriers in the Colombian domestic market. Avianca recently emerged from U.S. bankruptcy protection, after being purchased by Brazil’s Synergy Group. The new owners of Avianca have announced their intention to increase Avianca’s market share and transform Bogotá into a major international aviation hub which, if successful, will compete directly with our hub at Tocumen International Airport. We cannot predict whether Avianca will become more competitive under its new management, or if their increased operations from Bogotá will prove successful. The other Colombian carriers against which AeroRepública competes, Aires, Aerolineas de Antioquia and the state-owned airline Satena, collectively accounted for approximately 25% of the domestic Colombian market in 2004. Airlines that seek to compete in the Colombian air transportation market face substantial barriers to entry, as the Colombian government requires an airline to operate at least five aircraft and comply with extensive filing and certification requirements before it becomes eligible to receive domestic route rights on certain Colombian routes between major cities. In addition, the number of air carriers offering service on any route is currently regulated by the Colombian Aviation Authority.
      With respect to our cargo operations, we will continue to face competition from all of the major airfreight companies, most notably DHL, which has a large cargo hub operation at Tocumen International Airport.
Aircraft

Copa
      As of September 30, 2005 Copa operated a fleet consisting of 22 aircraft, including 18 Boeing 737-700 Next Generation aircraft and four Boeing 737-800 Next Generation aircraft. In the first quarter of 2005, we discontinued use of our remaining Boeing 737-200 aircraft. On November 16, 2005, we accepted delivery on the first of our twelve firm commitments to purchase the Embraer 190. We currently have firm orders to purchase seven additional Boeing 737-Next Generation aircraft and eleven Embraer 190s. We also have options for an additional 18 Embraer 190s and purchase rights for an additional ten 737-Next Generation aircraft, some of which may be used to purchase aircraft for our AeroRepública subsidiary.
      The current composition of the Copa fleet as of September 30, 2005 is more fully described below:

				Average Term
	Number of Aircraft			of Lease
				Remaining	Average Age	Seating
	Total	Owned	Leased	(Years)	(Years)	Capacity

Boeing 737-700	18	12	6	5.4	3.7	124
Boeing 737-800	4	3	1	7.1	1.3	155

Total	22	15	7	5.7	3.3	n/a

      As of September 30, 2005, the Copa fleet consisted of 18 Boeing 737-700s (six of which we leased) and four Boeing 737-800s (one of which we leased). Our fleet will continue to center on the Boeing 737-700 model, although we will continue to add Boeing 737-800s to our fleet in order to cover high-demand routes and Embraer 190s to serve underserved markets as well as fly additional frequencies where we believe excess demand exists. The table below describes the expected development of our Copa fleet until December 31, 2009.
Expected Fleet Plan (Year End)

Aircraft Type	2004	2005	2006	2007	2008	2009

737-200	2	0	0	0	0	0
737-700	17	18	20	20	20	20
737-800(1)	3	4	4	6	8	10
Embraer 190	0	2	6	11	15	20

Total Fleet	22	24	30	37	43	50

(1)	We have the option to take delivery of Boeing 737-700s rather than Boeing 737-800s for deliveries scheduled after 2006.
     The Boeing 737-700 and Boeing 737-800 aircraft currently in our fleet are fuel-efficient and suit our operations well for the following reasons:

•	They have simplified maintenance procedures.

•	They require just one type of standardized training for our crews.

•	They have one of the lowest operating costs in their class.
      Our focus on profitable operations means that we periodically review our fleet composition. As a result, our fleet composition changes over time when we conclude that adding other types of aircraft will help us achieve this goal. The introduction of any new type of aircraft to our fleet is only done if, after careful consideration, we determine that such a step will improve our profitability. In line with this philosophy, after conducting a careful cost-benefit analysis, we decided to add the Embraer 190 aircraft because its combination of smaller size and highly efficient operating characteristics made it the ideal aircraft to serve new mid-sized markets and to increase frequency to existing destinations. The Embraer 190 incorporates advanced design features, such as integrated avionics, fly-by-wire flight controls, and efficient CF34-10 engines made by General Electric. The Embraer E190 is expected to have a range of approximately 2,000 nautical miles enabling it to fly to a wide range of destinations from short-haul to certain medium-haul destinations. We will configure our Embraer aircraft with a business class section similar to the business class section we have on our Boeing 737-Next Generation aircraft.
      Through several special purpose vehicles, we currently have beneficial ownership of 16 of our aircraft, including our new Embraer 190. In addition, we lease six of our Boeing 737-700s and one of our Boeing 737-800s under long-term operating lease agreements that have an average remaining term of 71 months. Leasing some of our aircraft provides us with flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options in any of our lease agreements. Under our operating lease agreements, we are required in some cases to maintain maintenance reserve accounts and in other cases to make supplemental rent payments at the end of the lease that are calculated with reference to the aircrafts’ maintenance schedule. In either case, we must return the aircraft in the agreed upon condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.
      To respond to and cater to the growing number of business travelers, we introduced business class (Clase Ejecutiva) in November of 1998. Our business class service features twelve luxury seats in the Boeing 737-700s with a 38-inch pitch, upgraded meal service, special check-in desks, bonus mileage for full-fare business class passengers and access to VIP lounges. Our Boeing 737-800s are configured with 14 business class seats. Our Embraer 190s will have 10 business class seats in a three abreast configuration and 38-inch pitch.
      Each of our Boeing 737-Next Generation aircraft is powered by two CFM International Model CFM 56-7B engines. We currently have three spare engines for service replacements and for periodic rotation through our fleet.

AeroRepública
      AeroRepública currently operates a fleet of two owned DC-9s, five leased MD-81s, three leased MD-82s and two leased MD-83s with an average age in excess of 20 years. AeroRepública expects to take delivery of one additional MD-82 aircraft in 2005. All of the AeroRepública fleet is configured as a single class, with the MD fleet having an average capacity of 157 seats and the DC-9 fleet having an average capacity of 110 seats.
Maintenance
      The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs. Most of our line maintenance is performed by our own highly experienced technicians at our base in Panama. Some line maintenance is also carried out at the foreign stations by Copa employees or third-party contractors. Heavy maintenance consists of more complex inspections and overhauls, including “C-checks,” and servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as defined by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown. We contract with certified outside maintenance providers, such as Goodrich Aviation Technical Services, Inc. in Everett, Washington, which is certified as an authorized repair station by the FAA and the AAC, for heavy aircraft maintenance services. We also have an exclusive long-term contract with GE Engines whereby they will perform maintenance on all of our CFM-56 engines. In 2004, outside contractors performed airframe heavy maintenance on four of our aircraft. When possible, we attempt to schedule heavy maintenance during our lower-demand season in April, May, October and November.
      We employ over 200 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the AAC and approximately 22 of our mechanics are also licensed by the FAA. Our safety and maintenance procedures are reviewed and periodically audited by the aircraft manufacturer, the AAC, the FAA, IATA and, to a lesser extent, every foreign country to which we fly. Our maintenance facility at Tocumen International Airport has been certified by the FAA as an approved repair station, and each year the FAA inspects our facilities to renew the certification. Our aircraft are initially covered by warranties that have a term of four years, resulting in lower maintenance expenses during the period of coverage. As part of the purchase agreement for the new Embraer 190s, several of our mechanics are enrolled in a comprehensive factory training course on the maintenance program for the Embraer 190s. All of our mechanics will eventually be trained to perform line maintenance on the Embraer 190s.
      All maintenance for AeroRepública’s DC-9s and line maintenance for the MD-80s is performed by AeroRepública’s in-house maintenance staff, while C-checks on the MD-80s are performed by FAA certified third-party aviation maintenance companies. All of AeroRepública’s maintenance and safety procedures are performed according to Boeing standards (certified by the FAA), and certified by the Aeronáutica Civil of Colombia and BVQi, the institute that issues ISO quality certificates. All of AeroRepública’s maintenance personnel are licensed by the Aeronáutica Civil of Colombia.

Safety
      We place a high priority on providing safe and reliable air service. We have uniform safety standards and safety-related training programs that cover all of our operations. In particular, we periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. All of our pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training two times per year. We have a full time program of Flight Data Analysis (FOQA) wherein the flight data from every Copa flight is analyzed for safety or technical anomalies. During 2005, Copa Airlines completed a Line Operations Safety Audit under contract with University of Texas researchers. We also recently successfully completed our IATA Operational Safety Audit (IOSA).
      In the last ten years, Copa has had no accidents or incidents involving major injury to passengers, crew or aircraft. Over thirteen years ago, we lost one aircraft and all of its passengers in an accident believed to have been caused by failure of a navigation instrument. Just prior to our acquisition of AeroRepública, one of its planes slid off of a runway in an accident without serious injuries to passengers; however, the aircraft was severely damaged and declared a total loss by its insurers.
      The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In May 2001, Panama’s IASA rating was downgraded from Category 1 to Category 2 due to alleged deficiencies in the Panamanian government’s air safety standards and AAC’s capability to provide regulatory oversight. As a result of this downgrade, we were prevented from adding flights to new destinations in the United States and from certifying new aircraft for flights to the United States, and Continental was prevented from placing its code on our flights. On April 14, 2004, the FAA upgraded the IASA rating for Panama from “Category 2” to “Category 1,” which indicates a strong level of confidence in the safety regulation of the AAC. The return to Category 1 allowed Continental to reestablish placing its code on our flights and allowed us to add new U.S. destinations to our network.
      In order to recover Category 1 status, the Panamanian government passed a new law regulating aviation; and the AAC issued new regulations compliant with standards of the International Civil Aviation Organization, or ICAO. FAA inspectors and ICAO advisors were hired to help with training; and the government approved a budget of $14 million for the AAC to comply with various regulations of ICAO.
Airport Facilities
      We believe that our hub at Panama City’s Tocumen International Airport (PTY) is an excellent base of operations for the following reasons:

•	Panama’s consistently temperate climate is ideal for airport operations. For example, Tocumen was closed and unavailable for flight operations for a total of less than two hours in each 2003 and 2004.

•	Tocumen is the only airport in Central America with two operational runways. Also unlike some other regional airports, we are currently not constrained by a lack of available gates/parking positions at Tocumen, and there is ample room to expand Tocumen.

•	From Panama’s central location, our 124-seat Boeing 737-700s can efficiently serve long-haul destinations in South American cities such as Santiago, Chile; Buenos Aires, Argentina; and São Paulo, Brazil as well as short-haul destinations in Central and South America.

•	Travelers can generally make connections easily through Tocumen because of its manageable size and Panama’s policies accommodating in-transit passengers.
      Tocumen International Airport is operated by an independent corporate entity established by the government, where stakeholders have a say in the operation and development of the airport. A Copa executive, as a representative of the Panamanian Airline Association, holds a seat on the board of this airport operator. The law that created this entity also provided for a significant portion of revenues generated at Tocumen to be used for airport expansion and improvements. We do not have any formal, written agreements with the airport management that govern access fees, landing rights or allocation of terminal gates. We rely upon our good working relationship with the airport’s management and the Panamanian government to ensure that we have access to the airport resources we need at prices that are reasonable.
      We have worked closely with the airport’s management and consulted with the IATA infrastructure group to provide plans and guidance for Phase I of an airport expansion that will provide up to eight new gate positions with jet bridges, six new remote parking positions, expand retail areas and improve the baggage-handling facilities. The government has authorized $70 million to cover the costs of this expansion. In April 2004, Leo A. Daly, an American company whose experience includes the renovation of the Miami, Dallas and Washington, D.C. (Reagan) airports, won the bid to remodel and expand the terminal. Work on Phase I is expected to be completed by the first quarter of 2006. We are considering an increased role for Copa in facilitating a planned Phase II of the airport expansion that would add another five gates to the airport.
      We provide all of our own ground services and handling of passengers and cargo at Tocumen International Airport. In addition, we provide services to several of the principal foreign airlines that operate at Tocumen. At most of the foreign airports where we operate, foreign airport services companies provide all of our support services other than sales, counter services and some minor maintenance.
      We lease a variety of facilities at Tocumen, including our maintenance hangar and our operations facilities in the airport terminal. From our System Operations Control Center located at Tocumen International Airport, we dispatch, track and direct our aircraft throughout the hemisphere and respond to operational contingencies as necessary. We generally cooperate with the airport authority to modify the lease terms as necessary to account for capital improvements and expansion plans. Currently, our elite passengers have access to a President’s Club at the airport, which is jointly operated with Continental and was opened in March 2000. The President’s Club will be expanded to approximately twice its current size as part of the Tocumen International Airport expansion project.
      Bogota’s El Dorado Airport is AeroRepública’s main operating terminal. It is also Colombia’s main international and domestic terminal, with two operational runways. El Dorado is undergoing a privatization process in which improvements are expected to the passenger and cargo terminals. AeroRepública currently leases a variety of facilities at El Dorado, including counters, maintenance and administrative and dispatch areas.
Fuel
      Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Due to its inherent volatility, aircraft fuel has historically been our most unpredictable unit cost. Concurrent with the world’s economic recovery, demand for oil has surged, especially in fast-growing China. This increase in demand coupled with limited refinery capacity and instability in oil-exporting countries has led to a rapid increase in prices. When combined with the relative weakness of the U.S. dollar, the currency in which oil is traded, these factors have caused a record high price for oil in nominal dollar terms.

	Aircraft Fuel Data

						Nine Months Ended
	2000	2001	2002	2003	2004	September 30, 2005

Copa
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	$1.08	$0.95	$0.86	$1.01	$1.32	$1.75
Gallons consumed (in thousands)	43,187	46,669	44,788	48,444	50,833	43,332
Available seat miles (in millions)	2,589	2,920	2,847	3,226	3,639	3,244
Gallons per ASM (in hundredths)	1.67	1.60	1.57	1.50	1.40	1.34
AeroRepública(1)
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)						$1.93
Gallons consumed (in thousands)						10,985
Available seat miles (in millions)						575
Gallons per ASM (in hundredths)						1.91

(1)	Since April 22, 2005
     During 2004, we paid an average price, including into plane charges, of $1.32 per gallon of jet fuel; a 30.7% increase from 2003’s rate of $1.01 per gallon. On a per unit basis, our consumption did not increase in line with the rise in the cost of jet fuel due to the replacement of older, less fuel efficient Boeing 737-200s with new Boeing 737-Next Generation aircraft. Based on our experience, the Boeing 737-Next Generation family is 15-20% more fuel efficient than first generation Boeing 737 models. We have equipped all of our Boeing 737-Next Generation Aircraft with winglets which are believed to increase their fuel efficiency by approximately 4%. All of our new Embraer 190s will also be equipped with winglets.
      Since 2004, the price of jet fuel has continued to climb. The continued increase in prices was exacerbated by the disruptions in refining capacity caused by Hurricane Katrina and Hurricane Rita. During the month ended September 30, 2005, we paid an average of $2.15 per gallon for jet fuel. We cannot predict when, or if, these prices will decline in the future.
      Since 1998, we have had a policy of consistently hedging a portion of our exposure to fluctuations in world fuel prices. In 2004, we hedged 35% of our requirements through the use of swap and zero-cost collar transactions. We have hedged only 15% of our anticipated fuel needs for 2005, and therefore any prolonged increase in the price of jet fuel will likely materially and negatively affect our business, financial condition and results of operation.
      AeroRepública is supplied by two fuel providers. The price for fuel is fixed by the Colombian government on a monthly basis based on international fuel indices. Although AeroRepública does not currently have a hedging policy, it expects to implement one in the future.
Employees
      We believe that our growth potential and the achievement of our results-oriented corporate goals are directly linked to our ability to attract, motivate and maintain the best professionals available in the airline business. In order to help retain our employees, we encourage open communication channels between our employees and management. Our CEO meets quarterly with all of our employees in Panama in town hall-style meetings during which he explains the company’s performance and encourages feedback from attendees. A similar presentation is made by our senior executives at each of our foreign stations. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with our shareholders through profit-sharing. Our competitive compensation and culture of concern for our employees have led to over 90% of our employees reporting that they are satisfied with their job and awards among Latin American employers for high levels of employee satisfaction.

      Our profit-sharing program reflects our belief that our employees will remain dedicated to our success if they have a stake in that success. We identify key performance drivers within each employee’s control as part of our annual objectives plan, or “Path to Success.” Typically, we pay bonuses in February based on our performance during the preceding calendar year. For members of management, 75% of the bonus amount is based on the our performance as a whole and 25% is based on the achievement of individual goals. Bonuses for non-management employees is based on the company’s performance, and is typically a multiple of the employee’s weekly salary. For 2004, the non-management employees received five or six weeks’ salary, depending on their position. The bonus payments are at the discretion of our compensation committee. We typically make accruals each month for the expected annual bonuses, which are reconciled to actual payments at their dispersal in February.
      We maintain generally good relations with our union and non-union employees and have not experienced work stoppages for the past twenty years. Approximately 78% of Copa’s employees are located in Panama, while the remaining 22% are distributed among our stations. Copa’s employees can be categorized as follows:

	December 31,
						September 30,
	2000	2001	2002	2003	2004	2005

Pilots	150	178	192	220	224	238
Flight Attendants	300	334	330	349	372	415
Mechanics	130	154	203	209	189	176
Customer Service Agents, Reservation Agents, Ramp and Other	1,244	1,248	1,299	1,382	1,470	1,590
Management and Clerical	350	367	429	480	499	551

Total Employees	2,174	2,281	2,453	2,640	2,754	2,970

      We provide training for all of our employees including technical training for our pilots, dispatchers, flight attendants and other technical staff. In addition, we provide recurrent customer service training to frontline staff, as well as leadership training for managers. We recently invested in a Level B flight simulator for 737-Next Generation training that will serve 80% of our initial training, transition and upgrade training and 100% of our recurrent training needs relating to that aircraft after it is delivered.
      Approximately 59% of Copa’s employees are unionized. There are currently five unions covering our employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UTRACOPA); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. After negotiations, we entered into a new collective bargaining agreement with SIELAS on October 26, 2005. We will begin negotiations for new collective bargaining agreements with SINTECMAP and SIPANAB near the end of this year. Our next negotiation with the pilots’ union will begin around the middle of 2008. Typically, our collective bargaining agreements in Panama have a four year term. We also have agreements with employees in São Paulo, Brazil and Mexico. We have traditionally experienced good relations with our unions, and we generally agree to terms in line with the economic environment affecting Panama, our company and the airline industry generally. Approximately 8% of Copa’s employees work part-time.
      AeroRepública’s pilots and flight attendants are represented by two separate unions. The pilots’ union, Asociación Colombiana de Aviadores Civiles (ACDAC), represents 96 of AeroRepública’s 112 pilots and co-pilots. The flight attendants’ union, Asociación Colombiana de Auxiliares de Vuelo (ACAV), represents all of AeroRepública’s 178 flight attendants. Contracts with both unions were signed or affirmed in May 2005 with customary increases in wages and benefits that provide for annual salary increases of two percent in addition to adjustments to reflect inflation. The agreement with the pilots’ union will be in effect until the end of 2006, and the agreement with the flight attendants’ union will be in effect until March 2008. In general our relationships with the labor unions representing AeroRepública’s employees are believed to be good as reflected by the agreements reached this year.

Insurance
      We maintain passenger liability insurance in an amount consistent with industry practice, and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. We recently negotiated lower premiums on our insurance policies by leveraging the purchasing power of our alliance partner, Continental. Our Copa operations are insured under Continental’s joint insurance policy with Northwest Airlines. We maintain separate insurance policies for our AeroRepública operations.
Intellectual Property
      We believe that the Copa brand has strong value and indicates superior service and value in the Latin American travel industry. We have registered the trademarks “Copa” and “Copa Airlines” with the trademark office in Panama and have filed requests for registration in other countries, including the United States. We license certain brands, logos and trade dress under the trademark license agreement with Continental related to our alliance. We will have the right to continue to use our current logos on our aircraft for up to five years after the end of the alliance agreement term. AeroRepública’s has registered its name as a trademark in Colombia for the next ten years, and plans to register its trademark in Panama, Ecuador, Venezuela and Peru.
      We operate a number of software products under licenses from our vendors, including our booking engine, our automated pricing system from SMG Technologies, our SABRE revenue management software and our Cargo Management system. Under our agreements with Boeing, we also use a large amount of Boeing’s proprietary information to maintain our aircraft. The loss of these software systems or technical support information from Boeing could negatively affect our business.
Properties

Headquarters
      We have recently moved into a newly built headquarters building located six miles away from Tocumen International Airport. We have agreed to lease four floors consisting of approximately 112,200 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $106,000 per month during the first three years, $110,000 per month from year 4 to year 6, $113,000 from year 7 to year 9 and $116,000 per month in year 10, which we believe to be a market rate. We are in the process of selling our previous headquarters building in Panama City and currently expect to complete the sale in 2006.

Other property
      At Tocumen International Airport, we lease a maintenance hangar, operations offices in the terminal, counter space, parking spaces and other operational properties from the entity that manages the airport. We pay approximately $82,000 per month for this leased property. Around Panama City, we also lease various office spaces, parking spaces and other properties from a variety of lessors, for which we pay approximately $20,000 per month in the aggregate.
      In each of our destination cities, we also lease space at the airport for check-in, reservations and airport ticket office sales, and we lease space for CTOs in more than 25 of those cities.

AeroRepública
      AeroRepública leases most of its airport and city ticket offices. Owned properties include one city ticket office, a warehouse close to the airport and one floor in a high-rise building in downtown Bogotá.

Environmental
      Our operations are covered by various local, national, and international environmental regulations. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Our aircraft comply with all environmental standards applicable to their operations as described in this prospectus. We have hired a consulting firm to conduct an environmental audit of our hanger and support facilities at the Tocumen International Airport to determine what, if any, measures we need to implement in order to satisfy the Panamanian effluent standards and the General Environmental Law at those facilities. We plan to implement all measures required for compliance once the audit is completed. Additionally, the Panamanian Civil Aviation Code (RAC) contains certain environmental provisions that are similar to those set forth in the General Environmental Law regarding effluents, although said provisions do not contain compliance grace periods. In the event the AAC determines that our facilities do not currently meet the RAC standards, we could be subject to a fine. The measures that will be implemented pursuant to the environmental audit that is underway will also satisfy the requirements of the RAC. We expect these measures to be tentatively in operation by 2006. While we do not believe that compliance with these regulations will expose us to material expenditures, compliance with these or other environmental regulations, whether new or existing, that may be applicable to us in the future could increase our costs. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.
Litigation
      In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. While legal proceedings are inherently uncertain, we believe that the outcome of the proceedings to which we are currently a party are not likely to have a material adverse effect on our financial position, results of operations and cash flows. The Antitrust Administrative Agency (Comisión de Libre Competencia y Asuntos del Consumidor, or CLICAC), together with a group of travel agencies, have filed an antitrust lawsuit against Copa, Continental, American Airlines, Grupo TACA and Delta Airlines in the Panamanian Commercial Tribunal alleging monopolistic practices in reducing travel agents’ commissions. The outcome of this lawsuit is still uncertain and may take several years. We believe that in the worst scenario the airlines could be required to pay up to $20 million. In addition, ACES, a now-defunct Colombian airline, filed an antitrust lawsuit against Copa, Avianca and SAM, alleging monopolistic practices in relation to their code-sharing agreements. This case is currently in the discovery period and could take several years to be resolved. If Copa, Avianca and/or SAM were found at fault and in breach of antitrust legislation, they could be potentially liable for up to $11 million.

REGULATION
Panama
      Panamanian law requires airlines providing commercial services in Panama to hold an Operation Certificate and an Air Transportation License/ Certificate issued by the AAC. The Air Transportation Certificate specifies the routes, equipment used, capacity, and the frequency of flights. This certificate must be updated every time Copa acquires new aircraft, or when routes and frequencies to a particular destination are modified.
      Panamanian law also requires that the aircraft operated by Copa be registered with the Panamanian National Aviation Registrar kept by the AAC, and that the Panamanian National Aviation authority certify the airworthiness of each aircraft in Copa’s fleet. This requirement does not apply to AeroRepublica’s aircraft which are registered in Colombia. Copa’s aircraft must be re-certified every year.
      The government of the Republic of Panama does not have an equity interest in our company. Panamanian government officials have typically worked closely with us to establish policies that benefit both our company and the country. Bilateral agreements signed by the government of Panama have protected our operational position and route network, allowing us to have in Panama a significant hub to transport intra-region traffic within and between the Americas and the Caribbean. All international fares are filed and technically subject to the approval of the Panamanian government. Historically, we have been able to modify ticket prices on a daily basis to respond to market conditions.
      We cooperated with the government of Panama to restore the country’s Category 1 status after it was downgraded to Category 2 in early May 2001 by the FAA, a status that is important both to the operations of Copa as an airline and the general perception of Panama as a country, particularly in view of the fact that a major initiative is in place to boost tourism in Panama. The country’s Category 1 status was restored April 2004. In meeting the requirements for Category 1 status, the Panamanian government approved $14 million for the AAC to comply with various regulations of the ICAO, and AAC personnel are currently receiving training on Embraer airworthiness certification so they will continue to be qualified to evaluate our pilots and aircraft.
      Our status as a private carrier means that we are not required under Panamanian law to serve any particular route and are free to withdraw service from any of the routes we currently serve as we see fit, subject to bilateral agreements. We are also free to determine the frequency of service we offer across our route network without any minimum frequencies imposed by the Panamanian authorities.
      The most significant restriction on our company imposed by the Panamanian Aviation Act, as amended and interpreted to date, is that Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the structure of our capital stock described under the caption “Description of Capital Stock,” are designed to ensure compliance with these ownership and control restrictions created by the Aviation Act. While we believe that our proposed ownership structure after giving effect to the offering will comply with the ownership and control restrictions of the Aviation Act as interpreted by a recent decree by the Executive Branch, we cannot assure you that a Panamanian court would share our interpretation of the Aviation Act or the decree or that any such interpretations would remain valid for the entire time you hold our Class A shares.
      Although the Panamanian government does not currently have the authority to dictate the terms of our service, the government is responsible for negotiating the bilateral agreements with other nations that allow us to fly to other countries. Several of these agreements require Copa to remain “effectively controlled” and “substantially owned” by Panamanian nationals in order for us to use the rights conferred by the agreements. Such requirements are analogous to the Panamanian aviation law described above that requires Panamanian control of our business.

      During 1997, several Central American countries (including Panama) and the United States signed an open-skies agreement allowing carriers from each country to initiate service in any other. There is no bilateral agreement between Panama and either El Salvador or Costa Rica, the nations in which Grupo TACA has its principal hubs. Panama only has reciprocity agreements with these countries at present.

Antitrust regulation, enforcement
      In 1996, the Republic of Panama enacted antitrust legislation, which regulates industry concentration and vertical anticompetitive practices and prohibits horizontal collusion. The Free Trade and Consumer Affairs Commission is in charge of enforcement and may impose fines only after a competent court renders an adverse judgment. The law also provides for direct action by any affected market participant or consumer, independently or though class actions. The law does not provide for the granting of antitrust immunity, as is the case in the United States.

Noise regulations effects
      Panama has adopted Annex 16 of the ICAO regulations and the noise abatement provisions of ICAO, through Book XIV of the Panamanian Civil Aviation Regulations (RAC). Thus, articles 227-229 of Book XIV of the RAC require aircraft registered in Panama to comply with at least Stage 2 noise requirements, and all aircraft registered for the first time with the Panamanian Civil Aviation Authority after January 1, 2003, to comply with Stage 3 noise restrictions. Currently, all the airplanes we operate or have on order meet the most stringent noise requirements established by both ICAO and the AAC.
Colombia
      The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronáutica Civil, or Aeronáutica Civil. Colombia is a Category 1 country under the FAA’s IASA program. With respect to domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has at least five aircraft with their airworthiness certificates in force. In addition, Aeronáutica Civil sets minimum and maximum fares for each route and a maximum number of competing airlines for each route based on the size of the city pairs served. Airlines in Colombia must also add a surcharge for fuel to their ticket prices. Passengers in Colombia are also entitled by law to compensation in cases of delays in excess of four hours, over-bookings and cancellations. Currently, only the Cali, Cartagena and Barranquilla airports are under private management arrangements. However, the government has stated its intention of privatizing other airports in order to finance necessary expansion projects and increase the efficiency of operations, which may lead to increases in landing fees and facility rentals at those airports.
      AeroRepública may not have as much productive cooperation with the Colombian government over the negotiation of route rights with other countries as we may enjoy in Panama. Colombia has open-skies agreements with the Andean Pact (Comunidad Andina) nations of Bolivia, Ecuador, Peru and Venezuela. AeroRepública has been recently granted the use of 14 of the 39 available route rights for service by Colombian carriers between Colombia and Panama. We expect that these rights will allow AeroRepública to begin scheduled service between the two countries in late 2005. AeroRepública currently has the right to fly from Bogotá to Caracas, Venezuela and back. There are currently no route rights available to the United States from Colombia.
U.S. Airline Regulation
      Operations to the United States by non-U.S. airlines, such as Copa, are subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.
      Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. We are authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Panama and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. The exemption authority was granted by the DOT in February 1998. This exemption authority was due to expire in February 2000. However, the authority remains in effect by operation of law under the terms of the Administrative Procedure Act pending final DOT action on the application we filed to renew the authority on January 3, 2000. There can be no assurance that the DOT will grant the application. Our foreign air carrier permit has no expiration date.
      Our operations to the United States are also subject to regulation by the FAA with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to obtain operational specifications pursuant to Part 129 of its regulations and to meet operational criteria associated with operating specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operating specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.
      Security. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the TSA to which the security responsibilities previously held by the FAA were transitioned. The TSA is an agency of the Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from these fees. The current administration has proposed to raise this fee to $5.50, which is subject to approval by the U.S. Congress. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.
      Noise Restrictions. Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA operating noise requirements. All of our Copa aircraft meet the Stage 3 requirement.
      FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne windshear warning system and aging aircraft regulations. Our fleet meets these requirements.
      Proposed Laws and Regulations. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on airlines. There can be no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operating results.

Other Jurisdictions
      We are also subject to regulation by the aviation regulatory bodies which set standards and enforce national aviation legislation in each of the jurisdictions to which we fly. These regulators may have the power to set fares, enforce environmental and safety standards, levy fines, restrict operations within their respective jurisdictions or any other powers associated with aviation regulation. We cannot predict how these various regulatory bodies will perform in the future and the evolving standards enforced by any of them could have a material adverse effect on our operations.

MANAGEMENT

Name	Position	Age

Pedro Heilbron	Chief Executive Officer	47
Victor Vial	Chief Financial Officer	40
Lawrence Ganse	Senior Vice-President of Operations	62
Jorge Isaac García	Vice-President, Commercial	45
Daniel Gunn	Vice-President of Planning	37
Jaime Aguirre	Vice President of Maintenance	43
Vidalia de Casado	Vice President of Passenger Services	48
Alexander Gianareas	Senior Director of Human Resources	52
Victor Varela	Senior Director of Information Technology	41
Roberto Junguito Pombo	Chief Executive Officer of AeroRepública	35
      Mr. Pedro Heilbron has been our Chief Executive Officer for 17 years. He received an MBA from George Washington University and a B.A. from Holy Cross. Mr. Heilbron is a Member of the Board of Governors of IATA and an Alternate Member of the Board of Directors of Banco Continenal de Panama, S.A.
      Mr. Victor Vial has been our Chief Financial Officer since 2000. From 1995 until 2000, Mr. Vial served as our Director of Planning. Prior to his service at Copa, Mr. Vial was a Senior Financial Analyst for HBO-Time Warner. Mr. Vial holds a B.B.A. in International Business from George Washington University.
      Captain Lawrence Ganse has been our Senior Vice-President of Operations and Chief Operating Officer since 2000. Captain Ganse has 38 years experience in the airline industry, including management positions at TWA, Northwest Airlines, and, most recently, Grupo TACA in El Salvador. Captain Ganse received a B.B.A. in Aviation Administration from the University of Miami and an M.B.A. in Management Science from California State University at Hayward.
      Mr. Jorge Isaac García has been our Vice-President, Commercial since 1999. He has also served as our Vice-President of Maintenance and as our Assistant to the President. Prior to joining Copa, he was a Project Director at Petróleos Delta. Mr. García received a B.S. in Mechanical Engineering from Worcester Polytechnic Institute and an M.B.A. from Boston College.
      Mr. Daniel Gunn has been our Vice-President of Planning and Alliances since 2002. He joined Copa in 1999 and has served as our Director of Alliances and Senior Director of Planning and Alliances. Prior to joining Copa, he spent five years with American Airlines holding positions in Finance, Real Estate and Alliances. Mr. Gunn received a B.A. in Business & Economics from Wheaton College and an M.B.A. with an emphasis in Finance and International Business from the University of Southern California.
      Mr. Jaime Aguirre has been our Vice President of Maintenance since 2002. Prior to that, he served as our Director of Engineering and Quality Assurance. Before joining Copa, Mr. Aguirre was the Technical Services Director at Avianca, S.A. Mr. Aguirre received a B.S. in Mechanical Engineering from Los Andes University, a Master of Engineering with an emphasis on Engineering Management from Javeriana University and is currently pursuing an M.B.A. from the University of Louisville.
      Ms. Vidalia de Casado has been our Vice-President of Passenger Services since 1995. She joined Copa in 1989 and served as our Passenger Services Manager from 1989 to 1995. Prior to joining Copa, she spent seven years with Air Panamá Internacional, S.A. Ms. de Casado received a B.S. in Business from Universidad Latina and an M.B.A. from the University of Louisville.
      Mr. Alexander Gianareas has been our Senior Director of Human Resources since 2001. Prior to joining Copa, he was the Director of Organizational Effectiveness for the Panama Canal Commission. Mr. Gianareas received a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Nova Southeastern.

      Mr. Victor Varela has been our Senior Director of Information Technology since 2001. He has also served as our Director of Information Systems and our Information Systems Manager. Mr. Varela received a B.S. in Computer Science from Virginia Polytechnic University and an M.B.A. from Nova Southeastern University.
      Mr. Roberto Junguito Pombo joined our company on November 8, 2005 as the Chief Executive Officer of our AeroRepública operating subsidiary. Mr. Junguito previously spent two years with Avianca, holding positions as the Vice President of Planning, Chief Operating Officer and Chief Restructuring Officer. Avianca declared bankruptcy in March 2003. Mr. Junguito received a B.S. in Industrial Engineering at the Universidad de Los Andes, an M.A. in International Studies from the Joseph H. Lauder Institute of the University of Pennsylvania and an M.B.A. with an emphasis on finance from the Wharton School of the University of Pennsylvania.
      The business address for all of our senior management is c/o Copa Airlines, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre Panama City, Panama.
Board of Directors

Name	Position	Age

Pedro Heilbron	Chief Executive Officer and Director	47
Stanley Motta	Chairman and Director	60
Osvaldo Heilbron	Director	79
Jaime Arias	Director	70
Ricardo Alberto Arias	Director	66
Alberto C. Motta, Jr.	Director	59
Mark Erwin	Director	50
George Mason	Director	59
Roberto Artavia Loria	Director	46
José Castañeda Velez	Director	61
      Mr. Stanley Motta has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. Since 1990, he has served as the President of Motta Internacional, S.A. an international importer of alcohol, cosmetics, jewelry and other consumer goods. Mr. Motta is the brother of our director, Alberto C. Motta Jr. He serves on the boards of directors of Motta Internacional, S.A., Banco Continental de Panama, S.A., ASSA Compañía de Seguros, S.A., Televisora Nacional, S.A., Inversiones Bahía, Ltd. and GBM Corporation. Mr. Motta is a graduate of Tulane University.
      Mr. Osvaldo Heilbron has been one of the directors of Copa Airlines since 1986 and a director of Copa Holdings, since it was established in 1998. He is Treasurer of Banco Continental de Panama, S.A. Mr. Heilbron is the father of Mr. Pedro Heilbron, our chief executive officer. He serves on the boards of directors of CIASA, Desarrollo Costa Del Este, S.A., Harinas Panama, S.A., Televisora Nacional, S.A., Petróleos Delta, S.A., SSA Panama Inc. and Banco Continental de Panama, S.A.
      Mr. Jaime Arias has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez, the law firm passing on the validity of the shares offered by this prospectus. Mr. Arias holds a B.A. from Yale University, a J.D. from Tulane University and legal studies at the University of Paris, Sorbonne. He serves as an advisor to the President of the Republic of Panama and serves on the boards of directors of Televisora Nacional, S.A., ASSA Compañía de Seguros, S.A. , Empresa General de Inversiones, S.A., Compañia General de Petróleos, S.A., Banco Continental de Panama, S.A. and Bac International Bank, Inc.
      Mr. Ricardo Arias has been one of the directors of Copa Airlines since 1985 and a director of Copa Holdings, since it was established in 1998. He is a founding partner of Galindo, Arias & Lopez, the law firm passing on the validity of the shares offered by this prospectus. Mr. Arias currently serves as Panama’s ambassador to the United Nations. Mr. Arias holds a B.A. in international relations from Georgetown University, an LL.B. from the University of Puerto Rico and an LL.M. from The Yale Law School. He serves on the boards of directors of Banco General, S.A. and Empresa General de Inversiones, S.A., which is the holding company that owns Banco General S.A., and Empresa General de Petróleos, S.A. Mr. Arias is also listed as a principal or alternate director of several subsidiary companies of Banco General, S.A. and Empresa General de Inversiones, S.A.,
      Mr. Alberto Motta, Jr. has been one of the directors of Copa Airlines since 1983 and a director of Copa Holdings, since it was established in 1998. He is a Vice President of Inversiones Bahía, Ltd. Mr. Motta attended the University of Hartwick. He is the brother of Mr. Stanley Motta. He also serves on the boards of directors of Motta Internacional, S.A., Grupo Financiero Continental, S.A., Inversiones Costa del Este, S.A., ASSA Compañía de Seguros, S.A., Petróleos Delta, S.A., Productos Toledanos, S.A., Financiera Automotriz, S.A., Televisora Nacional, S.A., Hotel Miramar Inter-Continental and Industrias Panama Boston, S.A.
      Mr. Mark Erwin has been one of the directors of Copa Airlines and Copa Holdings since 2004. He is the Senior Vice President—Asia/ Pacific and Corporate Development of Continental Airlines and the President and Chief Executive Officer and serves on the board of directors of Continental Micronesia, Inc., the wholly owned western Pacific subsidiary of Continental Airlines, Inc. Mr. Erwin held the position of Senior Vice President of Airport Services of Continental Airlines, Inc. from 1995 through 2002.
      Mr. George Mason has been one of the directors of Copa Holdings since 1999. He was the Senior Vice President for Technical Operations of Continental Airlines, Inc. from 1996 until his retirement in 2003. He has held officer level positions at Piedmont Airlines, Inc., USAir and Midway Airlines. He is a graduate of Grove City College and the University of Pittsburgh.
      Mr. Roberto Artavia Loria will become one of the independent directors of Copa Holdings in connection with this offering. He is currently Chief Executive Officer of INCAE Business School, Chairman of Asociacion MarViva de Costa Rica and Protector of Viva Trust. Mr. Artavia Loria is also an advisor to the Interamerican Development Bank and to the governments of nine countries in Latin America, and a strategic advisor to Purdy Motor, S.A., Grupo Nación and FUNDESA. Mr. Artavia Loria serves on the board of directors of INCAE Business School, Foundation for Management Education in Central America, Asociacion MarViva de Costa Rica, Viva Trust, Global Foundation for Management Development, Compañía Cervecera de Nicaragua, SUMAQ Alliance OBS de Costa Rica and OBS Americas.
      Mr. José Castañeda Velez will become one of the independent directors of Copa Holdings in connection with this offering. He is currently director of MMG Bank Corporation. Previously, Mr. Castañeda Velez was the chief executive officer of Banco Latinoamericano de Exportaciones, S.A.—BLADEX and has held managerial and officer level positions at Banco Río de la Plata, Citibank, N.A., Banco de Crédito del Perú and Crocker National Bank. He is a graduate of the University of Lima.
      Our board of directors currently meets quarterly. Additionally, informal meetings with Continental are held on an ongoing basis, and are supported by quarterly formal meetings of an “Alliance Steering Committee,” which directs and reports on the progress of the Copa and Continental Alliance. Our board of directors is focused on providing our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our executive officers and supervising their management.
      Currently, our board of directors is comprised of ten members. We expect to add an additional independent director to the board of directors shortly after this offering. The additional independent director will be appointed by the Nominating and Corporate Goverance Committee of the board. Members of our board of directors serve two-year terms and may be reelected. The number of directors elected each year will alternate between six directors and five directors. The terms of the Messrs. Pedro Heilbron, Osvaldo Heilbron, Ricardo Arias, Mark Erwin, and Roberto Artavia will expire at our next annual shareholders’ meeting. Our charter does not have a mandatory retirement age for our directors.
      Pursuant to contractual arrangements with us and CIASA, Continental will be entitled to designate two of our directors for so long as it owns at least 19% of our common stock and will be entitled to designate at least one of our directors for so long as our alliance agreement remains in effect.

Corporate Governance
      The NYSE requires that corporations with shares listed on the exchange comply with certain corporate governance standards. As a foreign private issuer, we are only required to comply with certain NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. We believe the following to be the significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.
      In addition, companies that are registered in Panama are required to disclose whether or not they comply with certain corporate governance guidelines and principles that are recommended by the National Securities Commission (Comisión Nacional de Valores, or CNV). Statements below referring to Panamanian governance standards reflect these voluntary guidelines set by the CNV rather than legal requirements or standard national practices. Our Class A shares will be registered with the CNV, and we will comply with the CNV’s disclosure requirements.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. §303A.01	Panamanian corporate governance standards recommend that one in every five directors should be an independent director. The criteria for determining independence under the Panamanian corporate governance standards differs from the NYSE rules. In Panama, a director would be considered independent as long as the director does not directly or indirectly own 5% or more of the issued and outstanding voting shares of the company, is not involved in the daily management of the company and is not a spouse or related to the second degree by blood or marriage to the persons named above.
Our Articles of Incorporation require us to have three independent directors as defined under the NYSE rules.
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There are no mandatory requirements under Panamanian law that a company should hold, and we currently do not hold, such executive sessions.
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	Panamanian corporate governance standards recommend that registered companies have a nominating committee composed of three members of the board of directors, at least one of which should be an independent director, plus the chief executive officer and the chief financial officer. In Panama, the majority of public corporations do not have a nominating or corporate governance committee.

Our Articles of Incorporation require that we maintain a Nominating and Corporate Governance Committee with at least one independent director until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights.

NYSE Standards	Our Corporate Governance Practice

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	Panamanian corporate governance standards recommend that the compensation of executives and directors be overseen by the nominating committee but do not otherwise address the need for a compensation committee.

While we maintain a compensation committee that operates under a charter as described by the NYSE governance standards, none of the members of that committee are independent.
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Panamanian law, shareholder approval is not required for equity compensation plans.

Although the equity compensation plan we intend to enter into in connection with this offering will be approved by our current shareholders, we do not intend to require any future equity compensation plans to be subject to shareholder approval.
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	Panamanian corporate governance standards do not require the adoption of specific guidelines as contemplated by the NYSE standards, although they do require that companies disclose differences between their practices and a list of specified practices recommended by the CNV.

We have not adopted a set of corporate governance guidelines as contemplated by the NYSE, although we will be required to comply with the disclosure requirement of the CNV.

Panamanian corporate governance standards recommend that registered companies adopt a code of ethics covering such topics as its ethical and moral principles, how to address conflicts of interest, the appropriate use of resources, obligations to inform of acts of corruption and mechanism to enforce the compliance with established rules of conduct.

We have adopted a code of ethics applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees.
Committees of the Board of Directors
      Audit Committee. Our Audit Committee is responsible for the coordination of the internal audit process, appointment of the independent auditors and presenting to the board of directors its opinion with respect to the financial statements and the areas that are subject to an audit process. Messrs. José Castañeda and Roberto Artavia are the current members of our Audit Committee, and Mr. José Castañeda is the chairman of the audit committee as well as our audit committee financial expert. We expect that our third independent director will also be a member of the audit committee.
      Compensation Committee. Our Compensation Committee is responsible for the selection process of the Chief Executive Officer and the evaluation of all executive officers (including the CEO), recommending the level of compensation and any associated bonus. Messrs. Stanley Motta, Jaime Arias and José Castañeda are the members of our Compensation Committee and Mr. Stanley Motta is the Chairman of the Compensation Committee.

      Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for selecting new directors, screening and recommending to the board of directors individuals qualified to become executive officers, overseeing evaluations of the board of directors, its members and committees of the board of directors and handling other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Our charter documents require that there be at least one independent member of the Nominating and Corporate Governance Committee until the first shareholders’ meeting to elect directors after such time as the Class A shares are entitled to full voting rights. Messrs. Ricardo Arias, Osvaldo Heilbron and Roberto Artavia are the members of our Nominating and Corporate Governance Committee, and Mr. Ricardo Arias is the Chairman of the Nominating and Corporate Governance Committee.
      Independent Directors Committee. Our Independent Directors Committee is created by our Articles of Incorporation and consists of any directors that the board of directors determines from time to time meet the independence requirements of the NYSE and the Securities Act. Our Articles of Incorporation provide that there will be three independent directors at all times, subject to certain exceptions. Under our Articles of Incorporation, the Independent Directors Committee must approve:

•	any transactions in excess of $5 million between us and our controlling shareholders,

•	the designation of certain primary share issuances that will not be included in the calculation of the percentage ownership pertaining to the Class B shares for purposes of determining whether the Class A shares should be converted to voting shares under our Articles of Incorporation, and

•	the issuance of additional Class B shares or Class C shares to ensure Copa Airline’s compliance with aviation laws and regulations.
The Independent Directors Committee shall also have any other powers expressly delegated by the Board of Directors. Under the Articles of Incorporation, these powers can only be changed by the Board of Directors acting as a whole upon the written recommendation of the Independent Directors Committee. The Independent Directors Committee will only meet regularly until the first shareholders’ meeting at which the Class A shareholders will be entitled to vote for the election of directors and afterwards at any time that Class C shares are outstanding. All decisions of the Independent Directors Committee shall be made by a majority of the members of the committee. See “Description of Capital Stock.”
Compensation
      In 2004, we paid an aggregate of approximately $2.62 million in cash compensation to our executive officers. In addition, approximately $0.3 million accrued by our executive officers pursuant to our Long Term Retention Plan and originally scheduled to vest in 2009 will instead be paid prior to the completion of this offering. We have not set aside any funds for future payments to executive officers.
      In connection with this offering, the Compensation Committee of our board of directors approved increases in salaries and one time restricted stock bonuses for certain executive officers and eliminated the existing Long Term Retention Plan. The restricted stock awards will be granted pursuant to a new equity-based long-term incentive compensation plan that we will adopt prior to the completion of the offering. The plan will provide for awards to our executive officers, certain key employees and non-employee directors. The plan provides for the grant of restricted stock, stock options and certain other equity-based awards. A number of shares equal to five percent of our aggregate outstanding shares as of the offering date will be reserved for future issuances that will be granted to our employees. This includes a grant of restricted stock awards under the plan to certain of our executive officers immediately following the offering that have an aggregate value of approximately $14.25 million. The restricted stock awards granted to our named executive officers under the plan as of the offering date will consist of approximately 890,625 shares of restricted stock, assuming a value per share equal to the mid-point of the range described on the cover of this prospectus, which will vest over five years in yearly installments equal to 15% of the awarded stock on each of the first three anniversaries of the offering, 25% on the fourth anniversary and 30% on the fifth anniversary. After the closing of the offering, we also intend to pay $3 million to management that will be tied to an agreement not to compete with us in the future. We will also grant a small amount of restricted stock having an aggregate value of approximately $750,000, to each of our managers, officers and key employees that are not on our senior management team which will vest on the second anniversary of this offering. These amounts may be adjusted prior to the offering. Following the offering, the Compensation Committee plans to make additional equity based awards under the plan from time to time, including additional restricted stock and stock option awards. While the Compensation Committee will retain discretion to vary the exact terms of future awards, we anticipate that future employee restricted stock and stock option awards granted pursuant to the plan after the offering will generally vest over a three year period and the stock options will carry a ten year term.
      After this offering, we intend to compensate the members of our board of directors that are not officers of either Copa or Continental for their service on our board. We expect that we will pay each such director $25,000 per year plus expenses incurred to attend our board of directors meetings. In addition, members of committees of the board of directors would receive $1,000 per committee meeting, with the chairman of the audit committee receiving $2,000 per meeting of the audit committee. All of the members of our board of directors and their spouses will receive benefits to travel on Copa flights as well.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information relating to the beneficial ownership of our common shares as of November 23, 2005 and after giving effect to the recapitalization.

	Class A Shares		Class A Shares
	Beneficially		Beneficially
	Owned Prior to		Owned After
	the Offering		the Offering

	Shares	(%)(1)	Shares	(%)(2)

CIASA(2)	8,050,000	27.7%	1,050,000	3.5%
Continental	20,978,125	72.3%	13,978,125	46.6%

Total	29,028,125	100%	15,028,125	50.2%

(1)	Based on a total of 29,028,125 Class A shares outstanding immediately prior to the offering and 29,965,625 Class A shares outstanding after the offering which, in the case of shares outstanding after the offering, includes 937,500 Class A shares that were awarded to certain members of our management.

(2)	CIASA owns 100% of the Class B shares of Copa Holdings before and after the offering, representing 31.5% of our total capital stock after the offering.
     CIASA currently owns 100% of the Class B shares of Copa Holdings. After the completion of this offering, CIASA will continue to own 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliates beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Mr. Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta and Alberto C. Motta Jr., Mr. Osvaldo Heilbron, Mr. Jaime Arias and Mr. Ricardo Alberto Arias as a group hold beneficial ownership of approximately 78% of the voting power in CIASA. This ownership includes 33.4% of the shares of CIASA acquired by Messrs. Stanley Motta and Alberto C. Motta Jr., Mr. Osvaldo Heilbron, Mr. Jaime Arias, Mr. Ricardo Alberto Arias, Mr. Pedro Heilbron and other CIASA shareholders in June 2005 from the controlling shareholders of Copa’s principal Latin American competitor in a transaction valued at approximately $60,000,000.
      Prior to the offering, the holders of more than 78% of the issued and outstanding stock of CIASA will enter into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, the shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.
      Two of our directors, Messrs. Erwin and Mason, are officers or directors of Continental Airlines, Inc. and may be deemed to share beneficial ownership with Continental of our Class A shares held by Continental, but each of them disclaims such beneficial ownership.
      The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Campañía Panameña de Aviación, S.A., Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama. The address of Continental is Continental Airlines, Inc., 1600 Smith Street, Houston, Texas 77002.

RELATED PARTY TRANSACTIONS
Agreements with the Selling Stockholders

Shareholders’ Agreement
      Copa Holdings will be a party to the amended and restated shareholders’ agreement with CIASA and Continental that will be entered into in connection with this offering. The amended and restated shareholders’ agreement provides for, among other things:

•	a right of each of CIASA and Continental to designate a certain number of directors to our board of directors for so long as they hold a certain amount of our common stock. Of the 11 members of our board, CIASA initially has the right to designate six directors and Continental initially has the right to designate two directors, with the remaining three directors being “independent” under the rules of the New York Stock Exchange;

•	certain limitations on transfers of our common stock by CIASA or Continental;

•	subject to certain exceptions, a right of first offer in favor of CIASA to purchase any shares of our common stock Continental proposes to sell to any third party; and

•	the ability of Continental to “tag-along” their shares of our common stock to certain sales of common stock by CIASA to non-Panamanians or, in the case of certain sales of Class B stock by CIASA to Panamanians, to receive additional registration rights with respect to the shares they would otherwise have been able to sell.
A material uncured breach of the Shareholders’ Agreement by CIASA or Copa Holdings will trigger rights of Continental in the Alliance Agreement, Services Agreement and Frequent Flyer Agreement to terminate those agreements as described below.

Registration Rights Agreement
      Copa Holdings is party to an amended and restated registration rights agreement with CIASA and Continental pursuant to which CIASA and Continental are entitled to certain demand and piggyback rights with respect to the registration and sale of our common stock held by them after this offering. The registration rights agreement permits each of CIASA and Continental to make up to two demands on us to register the shares of common stock held by them that exceed 19% of the total common stock of Copa Holdings. The registration rights agreement will also cover additional shares held by Continental in the event that CIASA sells shares to unaffiliated Panamanians. One half of the registration expenses incurred in connection with each such demand registration, which expenses exclude underwriting discounts and commissions, will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering, and the balances of such expenses will be paid by the Copa Holdings for the first two demand registrations. Thereafter, all such expenses will be paid ratably by each security holder participating in such offering in proportion to the number of their shares that are included in the offering. In connection with this offering, CIASA and Continental entered into certain lock-up agreements with the underwriters which restrict their sales of our common stock for 180 days following the offering. Pursuant to the registration rights agreement, CIASA and Continental are also entitled to certain piggyback registration rights in connection with other registered offerings by us.
      In addition, under registration rights agreement, in connection with a registered underwritten offering, CIASA and Continental have agreed, if required by the underwriters of such offering, not to effect any sale or distribution of any securities of Copa Holdings for a period of up to 180 days after the effective date of such registration, so long as we have agreed to cause other holders of any securities of ours purchased from us (at any time other than in a public offering) to so agree.
      A material uncured breach of the registration rights agreement by CIASA or Copa Holdings will trigger rights of Continental in the alliance agreement, services agreement and frequent flyer agreement to terminate those agreements as described below.

Commercial Agreements with Continental
      Our alliance relationship with Continental is governed by several interrelated agreements. In connection with this offering, we are amending and restating each of these agreements to extend their term and make such other modifications as the parties deem appropriate in our evolving relationship. Each of the agreements as amended and restated will expire only upon three years’ written notice by one of the airlines to the other, which may not be given before May 2012. Other events of termination are set forth in the descriptions of the major alliance-related agreements set forth below.
      Alliance Agreement. Under our alliance agreement with Continental, both airlines agree to continue their codesharing relationship with extensions as they feel are appropriate and to work to maintain our antitrust immunity with the DOT. In order to support the codesharing relationship, the alliance agreement also contains provisions mandating a continued frequent flyer relationship between the airlines, setting minimum levels of quality of service for the airlines and encouraging cooperation in marketing and other operational initiatives. Continental and we are prohibited by the alliance agreement from entering into commercial agreements with certain classes of competing airlines, and the agreement requires both parties to include each other, as practicable, in their commercial relationships with other airlines. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied breach of the shareholders agreement or the registration rights agreement by Continental, certain competitive activities, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
      Services Agreement. Under the services agreement, both airlines agree to provide to each other certain services over the course of the agreement at the providing carrier’s incremental cost, subject to certain limitations. Services covered under the agreement include consolidating purchasing power for equipment purchases and insurance coverage, sharing management information systems, pooling maintenance programs and inventory management, joint training and employee exchanges, sharing the benefits of other purchase contracts for goods and services, telecommunications and other services. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied breach of the shareholders agreement or the registration rights agreement by Continental, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
      Frequent Flyer Participation Agreement. Under the frequent flyer participation agreement, we participate in Continental’s OnePass frequent flyer global program and on a co-branded basis in Latin America. Customers in the program receive credit for flying on segments operated by us, which can be redeemed for award travel on our flights and those of other partner airlines. The agreement also governs joint marketing agreements under the program, settlement procedures between the airlines and revenue-sharing under bank card affinity relationships. Further, if the Services Agreement is terminated or expires, the compensation structure of the frequent flyer program will be revised to be comparable to other of Continental’s frequent flyer relationships. We also have the right under the agreement to participate on similar terms in any successor program operated by Continental. Other than by expiration as described above, the agreement is also terminable by an airline in cases of, among other things, uncured material breaches of the alliance agreement by the other airline, bankruptcy of the other airline, termination of the services agreement for breach by the other airline, termination of the frequent flyer participation agreement without entering into a successor agreement by the other airline, termination by Continental upon the material unremedied breach of the shareholders agreement or the registration rights agreement by CIASA or Copa Holdings, termination by Copa upon the material unremedied of the shareholders agreement or the registration rights agreement by Continental, certain changes of control of either of the parties and certain significant operational service failures by the other airline.
      Trademark License Agreement. Under the trademark license agreement, we have the right to use a logo incorporating a globe design that is similar to the globe design of Continental’s logo. We also have the right to use Continental’s trade dress, aircraft livery and certain other Continental marks under the agreement that allow us to more closely align our overall product with our alliance partner. The trademark license agreement is coterminous with the Alliance Agreement and can also be terminated for breach. In most cases, we will have a period of five years after termination to cease to use the marks on our aircraft, with less time provided for signage and other uses of the marks or in cases where the agreement is terminated for a breach by us.
Agreements with our controlling shareholders and their affiliates
      Our directors and controlling shareholders have many other commercial interests within Panama and throughout Latin America. We have commercial relationships with several of these affiliated parties from which we purchase goods or services, as described below. In each case we believe our transactions with these affiliated parties are at arms’ length and on terms that we believe reflect prevailing market rates.

Banco Continental de Panama, S.A.
      We have a strong commercial banking relationship with Banco Continental de Panama, S.A., a bank with approximately $2.5 billion in assets and which is controlled by our controlling shareholders. As of December 31, 2004, we owed Banco Continental de Panama, S.A., approximately $15.3 million under short to medium term financing arrangements made to fund aircraft pre-payments and for part of the commercial loan tranche of one of our Ex-Im facilities. We also maintain general lines of credit and time deposit accounts with Banco Continental.

ASSA Compañía de Seguros, S.A.
      Panamanian law requires us to maintain our insurance policies through a local insurance company. We have contracted with ASSA, an insurance company controlled by our controlling shareholders, to provide substantially all of our insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies around the world. The net payment to ASSA, after taking into account the reinsurance of these risks, is approximately $30,000 per year.

Petróleos Delta, S.A.
      When our supply contract with Texaco for jet fuel expired at the end of June of this year, we entered into a contract with Petróleos Delta, S.A. to supply our jet fuel needs. The price we pay under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta which is expected to aggregate between $2.5 million and $3 million per year assuming we maintain a rate of fuel consumption comparable to expected volumes for 2005. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While our controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of our executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A., one of our directors, Alberto Motta Jr., serves on its board of directors, one of our directors, Osvaldo Heilbron, serves on the board of directors of Empresa General de Petróleos, S.A., the holding company that owns Petróleos Delta, S.A., and one of our directors, Ricardo Arias, serves on the board of directors of Empresa General de Inversiones, S.A., the holding company that owns Empresa General de Petróleos, S.A.

Desarollo Inmobiliario del Este, S.A.
      We will be moving into a recently built headquarters building located six miles away from Tocumen International Airport later this year. We have agreed to lease four floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario del Este, S.A., an entity controlled by the same group of investors that controls CIASA, under a 10-year lease at a rate of $0.1 million per month.

Galindo, Arias & Lopez
      Most of our legal work, including passing on the validity of the shares offered by this prospectus, is carried out by the law firm Galindo, Arias & Lopez. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors.

Other Transactions
      We also purchase most of the alcohol and some of the other beverages served on our aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by our controlling shareholders. We do not have any formal contracts for these purchases, but pay wholesale prices based on price lists periodically submitted by those importers. We pay approximately $0.4 million per year to these entities.
      Our telecommunications services have been provided by Telecarrier, Inc. since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier, Inc. Additionally, one of our directors, Ricardo Arias, serves on the board of directors of Empresa General de Inversiones, a holding company that has a minority interest in Telecarrier, Inc. Payments to Telecarrier, Inc. totaled $0.4 million and $0.2 million in 2004 and 2003, respectively.
      The advertising agency that we use in Panama, Rogelio Diaz Publicidad (RDP), is owned by the brother-in-law of our chief executive officer. Gross invoices for all services performed through RDP total approximately $1.3 million annually.

DESCRIPTION OF CAPITAL STOCK
      The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation as they were recently amended in connection with this offering. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      For purposes of this section only, reference to “our” or “the company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.
Common Stock
      Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the completion of this offering, there are expected to be 29,965,625 Class A shares, 13,784,375 Class B shares and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section. Other than the recapitalization we effected in connection with this offering reflected in the description below, there have not been and we do not expect there to be any changes to the amounts of share capital outstanding, the classes of share capital or any changes in the voting rights attached to the share capital.

Class A Shares
      The holders of the Class A shares will not be entitled to vote at our shareholders’ meetings, except in connection with the following specific matters:

•	a transformation of Copa Holdings into another corporate type;

•	a merger, consolidation or spin-off of Copa Holdings;

•	a change of corporate purpose;

•	voluntarily delisting Class A shares from the NYSE;

•	approving the nomination of Independent Directors nominated by our board of director’s Nominating and Corporate Governance Committee following our next annual general shareholders meeting; and

•	any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.
At least 30 days prior to taking any of the actions listed above, we must give notice to the Class A and Class B shareholders of our intention to do so. If requested by shareholders representing at least 5% of our outstanding shares, the board of directors shall call an extraordinary shareholders’ meeting to approve such action. At the extraordinary shareholders’ meeting, shareholders representing a majority of all of the outstanding shares must approve a resolution authorizing the proposed action. For such purpose, every holder of the company’s shares is entitled to one vote per share. See “—Shareholders Meetings.”
      The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future our Class B shares ever represent fewer than 10% of the total number of shares of our common stock and the Independent Directors Committee shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. The 10% threshold described in the first sentence of this paragraph will be calculated without giving effect to any newly issued shares sold with the approval of the Independent Directors Committee.

      At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the board of directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

Class B Shares
      Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian as described below under “—Restrictions on Transfer of Common Stock; Conversion of Class B Shares.”

Class C Shares
      Upon the occurrence and during the continuance of a triggering event described below in “—Aviation Rights Protections,” the Independent Directors Committee of our board of directors, or the board of directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.
Objects and Purposes
      Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation.
Restrictions on Transfer of Common Stock; Conversion of Class B Shares
      The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share. Transferees of Class B shares will be required to deliver to us written certification of their status as a Panamanian as a condition to registering the transfer to them of Class B shares. Class A shareholders will not be required or entitled to provide such certification. If a Class B shareholder intends to sell any Class B shares to a person that has not delivered a certification as to Panamanian nationality and immediately after giving effect to such proposed transfer the outstanding Class B shares would represent less than 10% of our outstanding stock (excluding newly issued shares sold with the approval of our Independent Directors Committee), the selling shareholder must inform the board of directors at least ten days prior to such transfer. The Independent Directors Committee may determine to refuse to register the transfer if the Committee reasonably concludes, on the basis of the advice of a reputable external aeronautical counsel, that such transfer would be reasonably likely to cause a triggering event as described below. After the first shareholders’ meeting at which the Class A shareholders are entitled to vote for the election of our directors, the role of the Independent Directors described in the preceding sentence shall be exercised by the entire board of directors acting as a whole.
      Also, the board of directors may refuse to register a transfer of stock if the transfer violates any provision of the Articles of Incorporation.

Tag-along Rights
      Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.
Aviation Rights Protections
      As described in “Regulation—Panama,” the Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee have certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.
      In the event that the Class B shareholders represent less than 10% of the total share capital of the company (excluding newly issued shares sold with the approval of our Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that Copa’s or Copa Holdings’ legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may take either or both of the following actions:

•	authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares or

•	authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the board of directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.
Dividends
      The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. Our board of directors has initially determined to adopt a dividend policy that provides for the payment of approximately 10% of our annual consolidated net income to Class A and Class B shareholders. Our board of directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy it is expected to adopt upon the closing of this offering. Our board of directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

Shareholder Meetings

Ordinary Meetings
      Our Articles of Incorporation require us to hold an ordinary annual meeting of shareholders within the first five months of each fiscal year. The ordinary annual meeting of shareholders is the corporate body that elects the board of directors, approves the annual financial statements of Copa Holdings and approves any other matter that does not require an extraordinary shareholders’ meeting. Shareholders representing at least 5% of the issued and outstanding common stock entitled to vote may submit proposals to be included in such ordinary shareholders meeting, provided the proposal is submitted at least 45 days prior to the meeting.

Extraordinary Meetings
      Extraordinary meetings may be called by the board of directors when deemed appropriate. Ordinary and extraordinary meetings must be called by the board of directors when requested by shareholders representing at least 5% of the issued shares entitled to vote at such meeting. Only matters that have been described in the notice of an extraordinary meeting may be dealt with at that extraordinary meeting.

Vote required
      Resolutions are passed at shareholders meetings by the affirmative vote of a majority of those shares entitled to vote at such meeting and present or represented at the meeting.

Notice and Location
      Notice to convene the ordinary annual meeting or extraordinary meeting is given by publication in at least one national newspaper in Panama and at least one national newspaper widely read in New York City not less than 30 days in advance of the meeting. We intend to publish such official notices in a national journal recognized by the NYSE.
      Shareholders’ meetings are to be held in Panama City, Panama unless otherwise specified by the board of directors.

Quorum
      Generally, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a simple majority of the issued shares eligible to vote on any actions to be considered at such meeting. If a quorum is not present at the first meeting and the original notice for such meeting so provides, the meeting can be immediately reconvened on the same day and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

Proxy Representation
      Our Articles of Incorporation provide that, for so long as the Class A shares do not have full voting rights, each holder, by owning our Class A shares, grants a general proxy to the Chairman of our board of directors or any person designated by our Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting, provided that due notice was made of such meeting and that no specific proxy revoking or replacing the general proxy has been received from such holder prior to the meeting in accordance with the instructions provided by the notice.
Other Shareholder Rights
      As a general principle, Panamanian law bars the majority of a corporation’s shareholders from imposing resolutions which violate its articles of incorporation or the law, and grants any shareholder the right to challenge, within 30 days, any shareholders’ resolution that is illegal or that violates its articles of incorporation or by-laws, by requesting the annulment of said resolution and/or the injunction thereof pending judicial decision. Minority shareholders representing at least 5% of all issued and outstanding shares have the right to require a judge to call a shareholders’ meeting and to appoint an independent auditor (revisor) to examine the corporate accounting books, the background of the company’s incorporation or its operation.
      Shareholders have no pre-emptive rights on the issue of new shares.
      Our Articles of Incorporation provide that directors will be elected in staggered two-year terms, which may have the effect of discouraging certain changes of control.
Listing
      Our Class A shares have been approved for listing on the NYSE under the symbol “CPA,” subject to official notice of issuance. The Class B shares and Class C shares will not be listed on any exchange unless the board of directors determines that it is in the best interest of the company to list the Class B shares on the Panama Stock Exchange.
Transfer Agent and Registrar
      The transfer agent and registrar for our Class A shares is Mellon Investor Services LLC. Until the board of directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is Galindo, Arias & Lopez which maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.
Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law
      Copa Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware

Directors
Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Panama	Delaware

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.
Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights
Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights
Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Panama	Delaware

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.
Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.
Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions
Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.

Panamanian corporation law’s anti-takeover provisions apply only to companies that are(1) registered with the CNV for a period of six months before the public offering,(2) have over 3,000 shareholders, and(3) have a permanent office in Panama with full time employees and investments in the country for more than US$1,000,000.

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

(1) the transaction that will cause the person to become an interested shareholder is approved by

Panama	Delaware

shares with a market value of at least US$5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes(1) the name of the company, the number of the shares that the buyer intends to acquire and the purchase price;(2) the identity and background of the person acquiring the shares;(3) the source and amount of the funds or other goods that will be used to pay the purchase price;(4) the plans or project the buyer has once it has acquired the control of the company;(5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days;(6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party;(7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and(8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the CNV within 45 days from the buyer’s initial delivery of the statement to the CNV. The CNV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The CNV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

Panama	Delaware

shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Previously Acquired Rights
In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.	No comparable provisions exist under Delaware law.

INCOME TAX CONSEQUENCES
United States
      The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that hold our Class A shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This discussion, to the extent that it states matters of United States federal income tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel.
      If a partnership holds our Class A shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A shares, you should consult your tax advisors.
      If you are considering the purchase, ownership or disposition of our Class A shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
      As used herein, “United States Holder” means a holder of our Class A shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Dividends
      Distributions on the Class A shares (including amounts withheld to reflect Panamanian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations.
      With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A shares, which are expected to be listed on the NYSE, will be readily tradable on an established securities market in the United States once listed on the NYSE. There can be no assurance, however, that our Class A shares will be listed on the NYSE or considered readily tradable on an established securities market. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
      Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held Class A shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,
you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Class A shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Class A shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Panamanian withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company
      We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2004), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year. Our United States counsel expresses no opinion with respect to our statements of belief and expectation contained in this paragraph.

Taxation of Capital Gains
      For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a Class A share in an amount equal to the difference between the amount realized for the Class A share and your tax basis in the Class A share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information reporting and backup withholding
      In general, information reporting will apply to dividends in respect of our Class A shares and the proceeds from the sale, exchange or redemption of our Class A shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
Panamanian Taxation
      The following is a discussion of the material Panamanian tax considerations to holders of Class A shares under Panamanian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Galindo, Arias & Lopez, our Panamanian counsel.

General principles
      Panama’s income tax regime is based on territoriality principles, which define taxable income only as that revenue which is generated from a source within the Republic of Panama, or for services rendered outside of Panama, but which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations which operate within its territory. Said taxation principles have governed the Panamanian fiscal regime for decades, and have been upheld through judicial and administrative precedent.

Taxation of dividends
      Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law. Distributions made by a holding company which correspond to dividends paid by its subsidiary for which the dividend tax was paid, are not subject to any further withholding under Panamanian law. Therefore, distributions on the Class A shares being offered would not be subject to withholding taxes to the extent that said distributions are attributable to dividends received from any of our subsidiaries.

Taxation of capital gains
      As long as the Class A shares are registered with the CNV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. As part of this offering process, we will register the Class A shares, with both the New York Stock Exchange and the CNV.

Other Panamanian taxes
      There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of the Class A shares, whether such holder were Panamanian or a national of another country.

UNDERWRITING
      Copa Holdings, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the Class A shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class A shares indicated in the following table. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as joint book-running managers and representatives of the underwriters.

Number of
Underwriters	Class A Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total
      The underwriters are committed to take and pay for all of the Class A shares being offered, if any are taken, other than the Class A shares covered by the option described below, unless and until the option is exercised.
      If the underwriters sell more Class A shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,100,000 Class A shares from the selling shareholders. The underwriters may exercise this option for 30 days following the date of this prospectus. If any Class A shares are purchased pursuant to this option, the underwriters will severally purchase Class A shares in approximately the same proportion as set forth in the table above.
      The following table shows the per share and total underwriting discount to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 2,100,000 additional Class A shares from the selling shareholders.

Paid by the Selling Shareholders	No Exercise	Full Exercise

Per Class A Share	$	$
Total	$	$
      Class A shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any Class A shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per Class A share from the initial public offering price. If all the Class A shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      Copa Holdings, Copa Holdings’ selling shareholders, directors and executive officers have agreed that, without the prior written consent of the representatives of the underwriters, Copa Holdings and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, any Class A shares or any securities convertible into or exercisable or exchangeable for Class A shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A shares, whether any such transaction described above is to be settled by delivery of Class A shares or such other securities, in cash or otherwise. In addition, Copa Holdings and each such person agrees that, without the prior written consent of the representatives of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any Class A shares or any security convertible into or exercisable or exchangeable for Class A shares.
      The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of Class A shares to the underwriters;

•	transactions by any person other than Copa Holdings relating to Class A shares or other securities acquired in open market transactions after the completion of the offering of the Class A shares; or

•	any existing employee benefits plan.
      The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period Copa Holdings issues an earnings release or material news event relating to Copa Holdings occurs, or

•	prior to the expiration of the 180 day restricted period, Copa Holdings announces that it will release earnings results during the 16 day period beginning on the last day of the 180 day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      Prior to this offering, there has been no public market for Copa Holdings’ Class A shares. The initial public offering price will be negotiated between the selling shareholders and the representatives of the underwriters. The factors to be considered in determining the initial public offering price of the Class A shares will be Copa Holdings’ historical performance, Copa Holdings’ business prospects, an assessment of Copa Holdings’ management and the consideration of the above factors in relation to market valuation of companies in Copa Holdings’ industry, and the price-earnings ratios, market prices of securities and other quantitative and qualitative data relating to such businesses.
      The Class A shares have been approved for listing on the NYSE under the trading symbol “CPA,” subject to official notice of issuance. In order to meet one of the requirements for listing Copa Holdings’ Class A shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more Class A shares to a minimum of 2,000 beneficial holders.
      In connection with the offering, the underwriters may purchase and sell Class A shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Class A shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Class A shares from the selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional Class A shares or purchasing Class A shares in the open market. In determining the source of Class A shares to close out the covered short position, the underwriters will consider, among other things, the price of Class A shares available for purchase in the open market as compared to the price at which they may purchase additional Class A shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Class A shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Copa Holdings’ Class A shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A shares made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Copa Holdings’ Class A shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A shares. As a result, the price of Class A shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
      Each of the underwriters has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Class A shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Class A shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the FSMA) by Copa Holdings;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Class A shares in circumstances in which Section 21(1) of the FSMA does not apply to Copa Holdings; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area (the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a Relevant Member State), each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Class A shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Class A shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Class A shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of Class A shares to the public” in relation to any Class A shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      Class A shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of

Hong Kong, and no advertisement, invitation or document relating to the Class A shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A shares may not be circulated or distributed, nor may the Class A shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the Class A shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Class A shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      Class A shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any Class A shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of Class A shares offered.
      Copa Holdings and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of these liabilities.
      From time to time, certain of the underwriters have provided, and may provide in the future, investment banking, commercial banking and other financial services to Copa Holdings and Continental for which they have received and may continue to receive customary fees and commissions.
      Under U.S. federal securities laws, Corporación de Inversiones Aéreas, S.A. and Continental Airlines, as the selling shareholders, may be deemed to be underwriters.

EXPENSES OF THE OFFERING
      We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

		Percentage of
		Net Proceeds of
Expenses	Amount	This Offering (%)

Securities and Exchange Commission registration fee	$29,285.90	*
NYSE listing fee	77,280	*
National Association of Securities Dealers, Inc. filing fee	27,370	*
Printing and engraving expenses	230,000	*
Legal fees and expenses	$1,250,000	*
Accountant fees and expenses	$1,200,000	*
Miscellaneous costs	50,000	*

Total	$2,863,935.90	*

*	We will not receive any of the net proceeds of this offering.
     All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee and the NASD filing fee.
      The total underwriting discounts and commissions that the selling shareholders will be required to pay will be approximately $          million or           % of the gross proceeds of this offering.
VALIDITY OF SECURITIES
      The validity of the Class A shares and other matters governed by Panamanian law will be passed upon for us and the underwriters by Galindo, Arias & Lopez, Panama City, Panama. Certain matters of New York law will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors.
EXPERTS
      Ernst & Young, Panama, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
      Upon completion of this offering, we will become subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we will be required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the Public Reference Room of the Commission at 100 F Street, N.W., Washington D.C. 20549, and copies of the materials may be obtained there at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at www.sec.gov, from which you can electronically access the registration statement and its materials.
      As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We plan to file quarterly financial statements with the SEC within two months of the first three quarters of our fiscal year, and we will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS
COPA HOLDINGS, S.A.
      We have audited the accompanying consolidated balance sheets of Copa Holdings, S.A. and its subsidiaries (“the Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young
Panama City, Republic of Panama
August 30, 2005, except for the effects of the
          reorganization discussed in Note 5, as to
          which the date is November 25, 2005

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2004	2003

	(in US$ thousands,
	except share and per
	share data)
ASSETS
Current Assets:
Cash and cash equivalents	$95,718	$57,598
Restricted cash and cash equivalents	3,948	4,530
Short-term investments	15,225	3,834

Total cash, cash equivalents and short-term investments	114,891	65,962
Accounts receivable, net of allowance for doubtful accounts of $2,622 and $3,046 as of December 31, 2004 and 2003, respectively	27,706	31,019
Expendable parts and supplies, net of allowance for obsolescence of $1,739 and $1,733 as of December 31, 2004 and 2003, respectively	2,333	1,838
Prepaid expenses	8,403	6,061
Other current assets	2,702	3,173

Total Current Assets	156,035	108,053
Property and Equipment:
Owned property and equipment:
Flight equipment	593,825	491,276
Other	27,233	25,777

	621,058	517,053
Less: Accumulated depreciation	(87,037)	(82,434)

	534,021	434,619
Purchase deposits for flight equipment	7,190	45,869

Total Property and Equipment	541,211	480,488
Other Assets:
Net pension asset	1,153	828
Other assets,	3,651	2,546

Total Other Assets	4,804	3,374

Total Assets	$702,050	$591,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$30,573	$59,654
Accounts payable	25,335	25,310
Accounts payable to related parties	3,733	2,644
Air traffic liability	53,423	47,223
Taxes and interest payable	16,269	10,283
Accrued expenses payable	12,848	7,116
Other current liabilities	830	4,503

Total Current Liabilities	143,011	156,733
Non-Current Liabilities:
Long-term debt	380,827	311,991
Post employment benefits liability	1,158	1,098
Other long-term liabilities	1,310	4,402
Deferred tax liabilities	1,589	2,108

Total Non-Current Liabilities	384,884	319,599

Total Liabilities	527,895	476,332

Shareholders’ Equity:
Common stock—80,000,000 shares authorized
Class A—29,028,125 shares issued and outstanding	19,813	19,813
Class B—13,784,375 shares issued and outstanding	9,410	9,410
Retained earnings	144,932	86,360

Total Shareholders’ Equity	174,155	115,583

Total Liabilities and Shareholders’ Equity	$702,050	$591,915

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2004	2003	2002

	(in US$ thousands,
	except per share data)
Operating Revenue:
Passenger revenue	$364,611	$311,683	$269,629
Cargo, mail and other	35,226	30,106	31,008

	399,837	341,789	300,637
Operating Expenses:
Aircraft fuel	62,549	48,512	40,024
Salaries and benefits	51,701	45,254	39,264
Passenger servicing	39,222	36,879	33,892
Commissions	29,073	27,681	28,720
Reservations and sales	22,118	18,011	16,707
Maintenance, materials and repairs	19,742	20,354	20,733
Depreciation	19,279	14,040	13,377
Flight operations	17,904	15,976	14,567
Aircraft rentals	14,445	16,686	21,182
Landing fees and other rentals	12,155	10,551	8,495
Other	29,306	25,977	19,166
Fleet impairment charges	—	3,572	13,669

	317,494	283,493	269,796

Operating Income	82,343	58,296	30,841
Non-operating Income (Expense):
Interest expense	(16,488)	(11,613)	(7,629)
Interest capitalized	963	2,009	1,114
Interest income	1,423	887	831
Other, net	6,063	2,554	(1,490)

	(8,039)	(6,163)	(7,174)
Income before Income Taxes	74,304	52,133	23,667
Provision for Income Taxes	5,732	3,644	2,999

Net Income	$68,572	$48,489	$20,668

Earnings per share:
Basic and diluted	$1.60	$1.13	$0.48
Shares used for computation	42,812,500	42,812,500	42,812,500
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock (Non-
	Par Value)		Issued Capital
					Retained
	Class A	Class B	Class A	Class B	Earnings	Total

	(in US$ thousands)
At December 31, 2001	29,028,125	13,784,375	$19,813	$9,410	$17,203	$46,426
Net Income	—	—	—	—	20,668	20,668

At December 31, 2002	29,028,125	13,784,375	19,813	9,410	37,871	67,094
Net Income	—	—	—	—	48,489	48,489

At December 31, 2003	29,028,125	13,784,375	19,813	9,410	86,360	115,583
Dividends Declared	—	—	—	—	(10,000)	(10,000)
Net Income	—	—	—	—	68,572	68,572

At December 31, 2004	29,028,125	13,784,375	$19,813	$9,410	$144,932	$174,155

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(in US$ thousands)
Cash flows from operating activities
Net income	$68,572	$48,489	$20,668
Adjustments for:
Deferred income taxes	(519)	447	368
Depreciation	19,279	14,040	13,377
(Gain)/ loss on sale of property and equipment	(1,125)	—	500
Fleet impairment charge	—	3,572	13,669
Provision for doubtful accounts	1,026	2,154	1,928
Provision for obsolescence of expendable parts and supplies	6	938	141
Derivative instruments mark to market	945	(207)	(3,051)
Changes in:
Restricted cash	582	82	(4,612)
Accounts receivable	2,287	(9,167)	4,271
Other current assets	(3,317)	(2,130)	2,897
Other assets	(1,430)	(402)	392
Accounts payable	25	295	2,849
Accounts payable to related parties	1,089	1,063	(3,855)
Air traffic liability	6,200	8,809	(4,789)
Other liabilities	5,013	5,578	6,178

Net cash provided by operating activities	98,633	73,561	50,931
Cash flows from investing activities
Short-term investments	(11,391)	19	(351)
Advance payments on aircraft purchase contracts	(16,314)	(41,232)	(72,263)
Acquisition of property and equipment	(65,764)	(112,181)	(75,957)
Disposal of property and equipment, net	3,201	1,510	2,980

Net cash flows used in investing activities	(90,268)	(151,884)	(145,591)
Cash flows from financing activities
Proceeds from loans and borrowings	101,198	140,732	112,898
Payments on loans and borrowings	(32,125)	(21,969)	(55,280)
Issuance of bonds	6,357	21,736	42,782
Redemption of bonds	(35,675)	(35,201)	—
Dividends declared and paid	(10,000)	—	—

Net cash flows provided by financing activities	29,755	105,298	100,400
Net increase in cash and cash equivalents	38,120	26,975	5,740
Cash and cash equivalents at January 1st	57,598	30,623	24,883

Cash and cash equivalents at December 31	$95,718	$57,598	$30,623

Supplemental disclosure of cash flow information
Interest paid	$16,021	$10,449	$6,839
Income taxes paid	4,286	2,400	1,310
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
Corporate Information
      Copa Holdings, S. A. (“the Company”) is a Panamanian entity incorporated in 1998 and its capital shares are 51% and 49% owned by Corporación de Inversiones Aéreas, S. A. (“CIASA”) and Continental Airlines, Inc. (“Continental”), respectively. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. (“Copa”), and 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”), and OPAC, S. A. (“OPAC”). Copa is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail to countries in North, Central and South America and the Caribbean. OVAL was incorporated on November 15, 1994, according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 17 aircraft with a carrying value of $492.4 million, all of which are leased to Copa. The aircraft are pledged as collateral for the obligations of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company or Copa. OPAC is incorporated according to the laws of the Republic of Panama, and owns the corporate headquarters located in Panama City, which is leased to Copa.
      The Company is a leading Latin American provider of international airline passenger and cargo service. Operating from its Panama City hub in the Republic of Panama, the Company currently offers approximately 80 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean, as of December 31, 2004. Additionally, the Company provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flier loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. As of December 31, 2004, the Company operated a fleet of 22 aircraft; two Boeing 737-200 aircraft, and 20 modern Boeing 737-Next Generation aircraft.
      The airline industry is by nature cyclical and seasonal, and the Company’s operating results may vary from quarter to quarter. The Company tends to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. The Company generally experiences its lowest levels of passenger traffic in April and May. Given its high proportion of fixed costs, seasonality can affect the Company’s profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.
      A substantial portion of the Company’s assets are located in the Republic of Panama, a significant proportion of the Company’s customers are Panamanian, and substantially all of the Company’s flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.
      As used in these Notes to Consolidated Financial Statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

1.	Summary of Significant Accounting Policies

Basis of Presentation
      All financial information contained is presented in U.S. Dollars unless otherwise stated and prepared in accordance with U.S. generally accepted accounting principles.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principles of Consolidation
      The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

Use of Estimates
      The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
      Cash and cash equivalents comprise cash at banks, short-term time deposits, asset-backed commercial paper and securities, and U.S. agency securities with original maturities of three months or less. Restricted cash is primarily collateral for government letters of credit.

Short-Term Investments
      The Company invests in short-term time deposits, asset-backed commercial paper and securities, and U.S. government agency securities with original maturities of more than three months. These investments are classified as short-term investments in the accompanying consolidated balance sheet. Short-term investments are stated at their amortized cost, and are classified as held-to-maturity securities.

Expendable Parts and Supplies
      Expendable parts and supplies for flight equipment are carried at average acquisition cost and are expensed when used in operations. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, plus an allowance for expendable parts currently identified as excess to reduce the carrying cost to net realizable value. These allowances are based on management estimates, which are subject to change.

Property and Equipment
      Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Jet aircraft, jet engines and aircraft rotables are assumed to have an estimated residual value of 15% of original cost; other categories of property and equipment are assumed to have no residual value. The estimated useful lives for property and equipment are as follows:

Years

Building	40
Jet aircraft.	25 to 30
Jet engines	10 to 30
Ground property and equipment	10
Furniture, fixture, equipment and others	5 to 10
Software rights and licenses	3 to 8
Aircraft rotables	7 to 30
Leasehold improvements	Lesser of remaining lease term or useful life

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement of Impairment of Long-Lived Assets
      The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management’s judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Cash flow estimates are based on historical results adjusted to reflect the Company’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to market rates and transactions and are subject to change.

Revenue Recognition

Passenger Revenue
      Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected as “Air traffic liability” in the Consolidated Balance Sheet. Tickets whose fares have expired and/or are one year old are recognized as passenger revenue. A significant portion of the Company’s ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

Cargo and Mail Services Revenue
      Cargo and mail services revenue are recognized when the Company provides the shipping services and thereby completes the earning process.

Other Revenue
      Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.

Frequent Flyer Program
      The Company participates in Continental’s “OnePass” frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company’s frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned.

Passenger Traffic Commissions
      Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in “Prepaid expenses” in the accompanying Consolidated Balance Sheet.
Foreign Currency Transactions
      The Company’s functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets, which are

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
translated at equivalent U.S. dollar costs at dates of acquisition using historical rates. Operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included as a component of “Other, net” within Non-operating income (expense) in the Consolidated Statement of Income.
      In 2004, approximately 80% of the Company’s expenses and 50% of the Company’s revenues were denominated in U.S. dollars. The remainder of the Company’s expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos. The Company currently does not hedge the risk of fluctuation in foreign exchange rates.

Maintenance and Repair Costs
      Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per the contract.

Employee Profit Sharing
      The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company’s performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company’s performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts accrued for the Company’s profit-sharing program as of December 31, 2004 and 2003 were $5.5 million and $4.6 million, respectively.

Advertising Costs
      Advertising costs are expensed when incurred. The Company recognized as advertising expense $2.8 million, $3.4 million, and $2.6 million in 2004, 2003 and 2002, respectively.

Income Taxes
      Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Long-Term Debt
      At December 31, long-term debt consisted of the following (in millions):

	2004	2003

Long-term fixed rate debt	$318.7	$246.9
(Secured fixed rate indebtedness due through 2015. Effective rates from 3.98% to 6.07% at December 31, 2004)
Long-term variable rate debt	92.7	95.5
(Secured variable rate indebtedness due through 2015. Effective rates from 2.09% to 6.15% at December 31, 2004)
Private bond issuances	—	29.3
(Unsecured variable rate indebtedness due in 2004)

Sub-total	411.4	371.7
Less current maturities	30.6	59.7

Long-term debt less current maturities	$380.8	$312.0

      Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2005	$30.6
2006	$29.1
2007	$29.9
2008	$29.8
2009	$29.8
Thereafter	$262.2
      The Company has financed the acquisition of fifteen Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, with repayment profiles of 12 years.
      The Export-Import Bank generally provides guarantees to companies that purchase goods from U.S. companies, enabling them to obtain financing at substantially lower interest rates relative to those that could be obtained without a guarantee. The Company had $368.1 million and $301.9 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank at December 31, 2004 and 2003, respectively.
      The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. The Company’s Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $318.7 million as of December 31, 2004 at an average weighted interest rate of 4.47%. The remaining $49.4 million bears interest at an average weighted interest of LIBOR plus 0.06%. At December 31, 2004, the total amount outstanding under our Export-Import Bank supported financings totaled $368.1 million.
      The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a “Stretched Overall Amortization and Repayment,” or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan. The SOAR portions of the Company’s facilities require the Company to maintain certain

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
financial covenants, including an EBITDAR to fixed charge ratio, a net debt to capitalization ratio and minimum net worth. To comply with the first ratio, the Company’s EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.5 times the fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, the Company’s tangible net worth shall be at least five times the long-term obligations. Third, the Company’s tangible net worth must be at least $50 million. As of December 31, 2004, the Company complied with all required covenants. The Company also pays a commitment fee on the unutilized portion of the SOAR loans. The Company also typically finances approximately 10% of the purchase price of the Boeing aircraft through commercial loans which totaled $28.3 million as of December 31, 2004. Under the commercial loan agreements for aircraft received in 2002, the Company is required to comply with four specific financial covenants. The first covenant requires EBITDAR for the prior year to be at least 1.9 times the finance charge expenses (including interest, commission, fees, discounts and other finance payments) for the first year of the agreement and 2.0 times the finance charge expenses for the remainder of the agreement. The second covenant limits net borrowings to 92% of the Company’s capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement. The third covenant requires the Company’s tangible net worth to be at least $30 million for the first two years, $70 million for the next three years and $120 million for the last four years of the agreement. The last covenant requires the Company to maintain a minimum of $30 million in available cash (including cash equivalents and committed credit facilities) for the first five years and $50 million for the last five years of the agreement. As of December 31, 2004, the Company complied with all required covenants.
      The Company’s Embraer aircraft purchases will not be eligible for Export-Import Bank guaranteed financing. To contribute to the financing for the six Embraer aircraft to be delivered through the end of 2006, the Company has agreed to terms on a senior term loan facility in the amount of approximately $134 million with PK AirFinance US, Inc., an affiliate of General Electric. The loans will have a term of twelve years. The Company also pays commitment fees with respect to the loans.
      The Company issued private bonds in 2004, 2003 and 2002 for advanced delivery payments for new aircraft. In order to secure this issuance, the Company granted to the agent (Banco Continental, S. A.), for the benefit of the bondholders, a first priority security interest in its rights, title and interest over the four aircraft purchased in 2003 (two Boeing 737-700 and two Boeing 737-800), and the three aircraft purchased in 2004 (two Boeing 737-700 and one Boeing 737-800). These bonds have matured and none are outstanding at December 31, 2004.
      The Company issued additional private bonds in the amount of $10.8 million on January 4, 2005, $2.8 million on May 3, 2005, $2.8 million on June 1, 2005 and $2.8 million in August 1, 2005, also for advanced delivery payments of new aircraft. The Company has granted, for the benefit of the bondholders, a first priority security interest in the rights, title and interest over the two Boeing 737-700 aircraft having delivery months of May and June 2006. Interest on the bonds is paid on March 31, June 30, September 30, and December 31 with the balance of the bonds to be repaid upon delivery of the aircraft for which the advance payments related. Assets, primarily aircraft, subject to agreements securing the Company’s indebtedness amounted to $508.4 million, $410.0 million, and $264.0 million as of December 31, 2004, 2003, and 2002, respectively.

3.	Leases
      The Company leases certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
considered to be reasonably assured, as defined in Statement of Financial Accounting Standard (“SFAS”) No. 13, “Accounting for Leases”, the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods. The Company’s leases do not include residual value guarantees.
      At December 31, 2004, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases

	Aircraft	Non-Aircraft

Year ending December 31, 2005	$13.4	$1.3
2006	13.4	1.2
2007	13.4	1.1
2008	13.4	1.1
2009	9.4	1.0
Later years	4.7	0.3

Total minimum lease payments	$67.7	$6.0

      Total rent expense was $20.0 million, $21.6 million and $24.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

4.	Financial Instruments and Risk Management

Fuel Price Risk Management
      The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes. The Company’s derivatives have historically not qualified as hedges for financial reporting purposes in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, changes in the fair value of such derivative contracts, which amounted to ($0.9) million, $0.2 million, and $3.1 million in years 2004, 2003, and 2002, respectively, were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of hedge contracts at December 31 amounted to $0.2 million and $1.1 million in 2004 and 2003, respectively, and was recorded in “Other current assets” in the Consolidated Balance Sheet. The Company’s purchases of fuel and oil are made substantially from one supplier.
      As of December 31, 2004, the Company held derivative instruments on 5% of its projected 2005 fuel consumption, as compared with derivatives held on 31% of actual fuel consumed in 2004. In April 2005, the Company entered into a derivative instrument to cover an additional 10% of its projected fuel consumption through March 2006.

Debt
      The fair value of the Company’s debt with a carrying value of $411.4 million and $371.7 million as of December 31, 2004 and 2003, respectively, was approximately $370.6 million and $355.8 million. These estimates were based on the discounted amount of future cash flows using the Company’s current incremental rate of borrowing for a similar liability.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Financial Instruments
      The carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to their short-term nature.

5.	Issued Capital and Corporate Reorganization
      On November 23, 2005, the Company’s Board of Directors and shareholders approved a reorganization of the Company’s capital stock. Following the reorganization, the Company’s authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the reorganization, there were 29,028,125 Class A shares outstanding, 13,784,375 Class B shares outstanding, all owned by CIASA (a Panamanian entity), and no Class C shares outstanding. The reorganization did not impact the operations or financial condition of the Company in any respect and, as such, does not result in a new basis of accounting. All share and per share information for all periods presented have been restated to give retroactive effect to the reorganization. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except that the holders of the Class A shares are not entitled to vote at the Company’s shareholders’ meetings, except in connection with a transformation of the Company into another corporate type; a merger, consolidation or spin-off of the Company; a change of corporate purpose; voluntarily delisting Class A shares from the NYSE; approving the nomination of independent directors nominated by the Company’s Board of Director’s Nominating and Corporate Governance Committee; and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.
      The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future the Company’s Class B shares ever represent fewer than 10% of the total number of shares of the Company’s common stock outstanding and the Independent Directors Committee of the Company’s Board of Directors (the “Independent Directors Committee”) shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at the Company’s shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.
      Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian.
      The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that a triggering event, as discussed below, shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.
      The Panamanian Aviation Act, including the related decrees and regulations, which regulates the aviation industry in the Republic of Panama, requires that “substantial ownership” and “effective control” of Copa remain in the hands of Panamanian nationals. Under certain of the bilateral treaties between Panama and other countries pursuant to which the Company has the right to fly to those other countries and over their territory, the Company must continue to have substantial Panamanian ownership and effective control to

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Panamanian Aviation Act or in the bilateral treaties, and it is unclear how a Panamanian court or, in the case of the bilateral treaties, foreign regulatory authorities might interpret these requirements. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Panamanian Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Panamanian Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on the Company. In the event that the Class B shareholders represent less than 10% of the total share capital of the Company (excluding newly issued shares sold with the approval of the Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that the Company’s legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares and/or authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the Board of Directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

6.	Income Taxes
      The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country. The Company’s revenues come principally from foreign operations and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.
      In the past, the Company’s expenses attributable to operations in Panama have consistently exceeded the revenue attributable to operations in Panama. As a result, the Company typically experienced losses for Panamanian income tax purposes and was not subject to any Panamanian income tax obligations through the year ended December 31, 2003. Beginning in 2004, the Company adopted an alternate method of calculating tax in Panama. Under this alternative method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Dividends from the Company’s Panamanian subsidiaries, including Copa Airlines, are separately subject to a ten percent tax if such dividends can be shown to be derived from income from sources in Panama.
      Recently, the Panamanian legislature enacted a new income tax law that provides for an “alternative minimum tax” that equals 1.4% of a company’s revenues attributable to operations in Panama. The Company has not yet determined the exact impact of the new law on its tax liability, but the Company estimates that the new law will increase the Company’s Panamanian tax liability to approximately $1.3 million in 2005. There is also uncertainty under the new law about how the Company should allocate revenues to operations in Panama. If the Panamanian tax authorities do not concur with the Company’s interpretation of the new law or its methods of allocating revenues, the Company may be subject to additional tax liability.
      The Company is also subject to local tax regulations in each of the jurisdictions where it operates, the great majority of which are related to the taxation of income. In six of the countries to which the Company flies, the Company does not pay any income taxes because it does not generate income under the laws of those

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, the Company pays income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by the Company’s net margin or by a presumed net margin set by the relevant tax legislation. The determination of the Company’s taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of the Company’s operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both the Company and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of the filing status of the Company are also subject to interpretation. The Company cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions used by the Company in its tax returns were challenged by the taxing authorities of one or more countries.
      Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States the Company is exempt from the U.S. source transportation income tax derived from the international operation of aircraft.
      The provision for income taxes recorded in the Income Statement was as follows:

	2004	2003	2002

Panama
Current	$0.7	—	—
Deferred	—	—	—
Foreign
Current	5.5	3.2	2.6
Deferred	(0.5)	0.4	0.4

Total	$5.7	$3.6	$3.0

      The Company paid taxes of $4.3 million, $2.4 million and $1.3 million in years 2004, 2003 and 2002, respectively.
      Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2004 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.
      Pretax income, based on the Company’s internal route profitability measures, related to Panamanian operations was $25.5 million, $23.5 million, and $18.3 million in 2004, 2003, and 2002, respectively, and related to foreign operations was $48.8 million, $28.6 million, and $5.4 million in 2004, 2003, and 2002, respectively.
      As previously discussed, through the year ended December 31, 2003, the Company did not incur Panamanian income tax. Under the alternative Panamanian tax method adopted by the Company in 2004, tax in Panama is determined by applying a tax rate to gross revenues rather than the general rule of applying a statutory income tax rate against taxable net income. As a result, the amount of income tax expense incurred in Panama prior to 2004 varies from the Panamanian statutory rate because of the excess of Panamanian source expenses over Panamanian source revenues, and, beginning in 2004, the tax varies from the statutory rate because of the Panamanian gross tax election. Income taxes outside of Panama are generally determined on the basis of net income, but several countries have modified tax regimes and all of the countries have rates

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
that vary from the Panamanian statutory rate. The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage

	2004	2003	2002	2004	2003	2002

Provision for income taxes at Panamanian statutory rates	$22.3	$15.6	$7.1	30.0%	30.0%	30.0%
Panamanian gross tax election	(6.9)	—	—	(9.3)%	—	—
Impact of excess of Panamanian source expenses over Panamanian source revenues	—	(7.0)	(5.5)	—	(13.5)%	(23.1)%
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(9.7)	(5.0)	1.4	(13.0)%	(9.5)%	5.8%

Provision for income taxes	$5.7	$3.6	$3.0	7.7%	7.0%	12.7%

      Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Significant components of the Company’s deferred tax liabilities and assets are as follows (in millions):

	2004	2003	2002

Deferred tax liabilities
Maintenance reserves	$(1.5)	$(2.1)	$(1.7)
Pension obligation	(0.2)	(0.1)	(0.0)

Total deferred tax liabilities	(1.7)	(2.2)	(1.7)
Deferred tax assets
Post-employment benefit obligation	0.1	0.1	0.1

Net deferred tax assets (liabilities)	$(1.6)	$(2.1)	$(1.6)

7.	Employee Benefit Plans
      The Company has defined benefit pension and post-employment benefit plans. All of the Company’s Panamanian employees are covered by one or more of these plans. The benefits under both plans are based on years of service and an employee’s accumulated compensation. Pension obligations are measured as of December 31 of each year.

Pension Plan
      Panamanian labor laws require that employers establish a severance fund to pay employees upon cessation of the labor relationship, regardless of the cause. The Company contributes to the fund based on 1.92% of applicable wages paid annually as is required by law.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following table sets forth the defined benefit pension plan’s change in projected benefit obligation (in millions) at December 31:

	2004	2003

Accumulated benefit obligation	$2.2	$1.8
Projected benefit obligation at beginning of year	$2.1	$1.8
Service cost	0.3	0.2
Interest cost	0.1	0.1
Actuarial losses	0.2	0.1
Benefits paid	(0.2)	(0.1)

Projected benefit obligation at end of year	$2.5	$2.1

      The following table sets forth the defined benefit pension plan’s change in the fair value of plan assets (in millions) at December 31:

	2004	2003

Fair value of plan assets at beginning of year	$2.4	$2.0
Actual return on plan assets	0.1	0.0
Employer contributions	0.6	0.5
Benefits paid	(0.2)	(0.1)

Fair value of plan assets at end of year	$2.9	$2.4

      Pension cost recognized in the accompanying Consolidated Balance Sheet at December 31 is computed as follows (in millions):

	2004	2003

Funded status of the plan—net overfunded	$0.4	$0.3
Unrecognized net actuarial loss	0.8	0.5

Net asset recognized	$1.2	$0.8

      The following actuarial assumptions were used to determine the actuarial present value of projected benefit obligation at December 31:

	2004	2003

Weighted average assumed discount rate	5.75%	6.25%
Weighted average rate of compensation increase	3.50%	4.00%
      Net periodic benefit expense for the years ended December 31 included the following components (in millions):

	2004	2003	2002

Service cost	$0.3	$0.2	$0.2
Interest cost	0.1	0.1	0.1
Expected return on plan assets	(0.1)	(0.1)	(0.1)

Net periodic benefit expense	$0.3	$0.2	$0.2

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following actuarial assumptions were used to determine the net periodic benefit expense for the year ended December 31:

	2004	2003	2002

Weighted average assumed discount rate	6.25%	6.75%	7.25%
Expected long-term rate of return on plan assets	4.00%	4.00%	4.00%
Weighted average rate of compensation increase	4.00%	4.50%	5.00%
      The Company’s discount rate is determined based upon the review of high quality corporate bond rates, the change in these rates during the year, and year-end rate levels.
      The Company holds its Seniority Premium funds with Profuturo, a Panamanian pension fund management company backed by various banks and insurance companies. The Seniority Premium is invested in Proahorro, a conservative fund which invests in instruments such as savings accounts (2.10%) and time deposits (97.9%), with return on funds amounting to 4.0% in 2004. The expected return on plan assets is based upon an evaluation of the Company’s historical trends and experience taking into account current and expected market conditions.
      Estimated future contribution and benefit payments, which reflect expected future service, for the years ended December 31, are as follows (in millions):

Future contribution payments:
2005	$0.5
Future benefit payments:
2005	$0.4
2006	0.4
2007	0.4
2008	0.4
2009	0.4
Remaining five years	$1.8

Post-employment Benefit Plan
      The Company sponsors a termination indemnity plan pursuant to Panamanian laws which require that employers establish an indemnity fund to pay employees upon cessation of the labor relationship due to termination. The Company contributes to the fund based on 0.33% of total applicable wages paid annually as is required by law and payments are based on 6.54% of applicable wages earned over the duration of the employment period of the terminated employee. This plan is accounted for as a post-employment benefit plan under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, whereby post-employment benefit expense is recognized over the employees’ approximate service periods. For the years ended December 31, 2004, 2003, and 2002, total expense for the post-employment benefits was $0.4 million, $0.3 million, and $0.3 million, respectively.

8.	Fleet Impairment Charges
      The events of September 11, 2001 caused a dramatic impact on the airline industry and prompted the Company to review and monitor the carrying values of its Boeing 737-200 aircraft, rotable and expendable parts in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the months following September 11, 2001, the Company assessed the carrying values of its Boeing 737-200 fleet and determined that no substantial change had occurred to their valuation and thus no impairment was recorded in fiscal 2001. Subsequent reductions in demand for air travel, resulting in overcapacity in the industry led to the grounding and/or early retirements of older, less efficient aircraft by many airlines. In light

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
of this trend, the Company re-evaluated the value of its Boeing 737-200 fleet in late 2002 and determined that the expected future cash flows to be derived by the fleet were not sufficient to recover the carrying value of the fleet and therefore an impairment to their value existed. As a result, the Company recorded an impairment charge in fiscal 2002 to write the aircraft down to their estimated fair value. Given the ongoing distress in the industry, the Company continued to monitor the value of Boeing 737-200 aircraft and in late 2003 determined their value had incurred an additional impairment in value resulting in an additional impairment charge in fiscal 2003.
      In evaluating whether an impairment existed, the Company estimated the future undiscounted expected cash flows to be derived from the Boeing 737-200 fleet based on historical results adjusted to reflect its best estimate of future market and operating conditions. Estimates of the undiscounted future cash flows were less than the carrying values of the Boeing 737-200 aircraft in both 2003 and 2002. As a result, the net carrying values of impaired aircraft and related items not recoverable were reduced to their respective fair value and impairment charges of $3.6 and $13.7 million were recognized in 2003 and 2002, respectively. Estimates of fair value represent the Company’s best estimate based on industry trends and reference to market rates.
      In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. Gains on the sale of the aircraft of $1.1 million in each of 2004 and 2005 are included within Non-operating income (expense).

9.	Related Party Transactions
      The following is a summary of significant related party transactions that occurred during 2004, 2003 and 2002. Except as otherwise discussed, the payments to and from the related parties in the ordinary course of business were based on prevailing market rates.
      Continental Airlines. In 1998, Continental acquired a 49% stake in the Company and have since implemented a comprehensive commercial and services alliance with COPA. Key elements of the alliance include: similar brand images, code sharing, co-branding of the OnePass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.
      As a result of these activities, the Company paid Continental $14.1 million, $13.5 million, and $10.9 million in 2004, 2003 and 2002, respectively, and Continental Airlines paid COPA $12.3 million, $14.1 million, and $10.0 million in 2004, 2003 and 2002, respectively. The Company owed Continental $3.3 million and $2.2 million at December 31, 2004 and 2003, respectively. The services provided are considered normal to the daily operations of both airlines.
      Banco Continental de Panamá, S.A. (“Banco Continental”). The Company has a strong commercial banking relationship with Banco Continental, which is controlled by the Company’s controlling shareholders. The Company obtains financing from Banco Continental under short- to medium-term financing arrangements to fund aircraft pre-payments and for part of the commercial loan tranche of one of the Company’s Export-Import bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco Continental.
      Payments to Banco Continental totaled $1.1 million, $0.7 million and $0.1 million in 2004, 2003 and 2002, respectively, and the Company received $1.1 million, $0.5 million, and $0.4 million in 2004, 2003 and 2002, respectively. The debt balance outstanding at December 31 amounted to $15.3 million and $24.1 million in 2004 and 2003, respectively. These amounts are included in “Current maturities of long-term debt” and “Long-term debt” in the Balance Sheet.
      ASSA Compañía de Seguros, S.A. (“ASSA”). Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted with ASSA, an insurance

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
company controlled by the Company’s controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in North America. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2004, 2003 and 2002.
      Petróleos Delta, S.A. (“Delta Petroleum”). When the Company’s supply contract with Texaco for jet fuel expired at the end of June of this year, it entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta which is expected to aggregate between $2.5 million and $3.0 million per year assuming the Company maintains a rate of fuel consumption comparable to expected volumes for 2005. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While the Company’s controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of the Company’s executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A. and one of the Company’s directors, Alberto Motta, served on its board of directors.
      Desarrollo Inmobiliario del Este, S.A. (“Desarrollo Inmobiliario”). The Company will be moving into a recently constructed headquarters building located six miles away from Tocumen International Airport in 2005. The Company has agreed to lease four floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month.
      Galindo, Arias & Lopez. Most of the Company’s legal work, including passing on the validity of the shares offered by this prospectus, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company’s board of directors.
      Other Transactions. The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company’s controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.4 million, $0.5 million and $0.4 million in 2004, 2003 and 2002, respectively.
      The Company’s telecommunications services have been provided by Telecarrier, Inc. since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier, Inc. Payments to Telecarrier, Inc. totaled $0.4 million and $0.2 million in 2004 and 2003, respectively.

10.	Commitments and Contingencies

Aircraft Commitments
      As of December 31, 2004, the Company had firm commitments to purchase two Boeing 737-Next Generation aircraft and ten Embraer 190s, with an aggregate list price of approximately $448 million. The Company also has options to purchase an additional twenty Embraer 190 aircraft. The schedule for delivery of the firm orders is as follows: two in 2005, four each in 2006 and 2007 and two in 2008. Committed expenditures for these aircraft, based on aircraft net price and including estimated amounts for contractual price escalations and pre-delivery deposits, are $87.6 million in 2005, $99.3 million in 2006, $109.3 million in 2007, and $56.7 million in 2008. The Company arranged financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet the Company’s remaining financial commitment. The Company expects to meet its pre-delivery deposit requirements for the Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required twenty-four to six months prior to delivery. Pre-delivery deposits for the Embraer 190 aircraft are required eighteen, twelve and six months prior to delivery. The Company expects to fund these deposits with available cash.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      In April 2005, the Company entered into agreements which provide for additional firm commitments to purchase five Boeing 737-Next Generation aircraft and two Embraer 190s, with an aggregate list price of approximately $368 million. These agreements also provide the Company with ten purchase rights for Boeing 737-Next Generation aircraft available through 2011 and reduce the options of Embraer 190 aircraft to eighteen. The schedule for delivery of the additional firm orders is as follows: two each in 2006, 2007, and 2008 and one in 2009.

Labor Unions
      Approximately 62% of the Company’s 2,754 employees are unionized. There are currently five unions covering employees in Panama: the pilots’ union (SIPAC); the flight attendants’ union (SIPANAB); the mechanics’ union (SINTECMAP); the traffic attendants’ union (UTRACOPA); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. The Company is currently in negotiations for new contracts with SIELAS and will begin negotiations with SINTECMAP and SIPANAB near the end of this 2005.

Lines of Credit for Working Capital and Letters of Credit
      The Company maintained available facilities for working capital with several banks with year-end available balances of $9.4 million and $5.5 million in the years ending December 31, 2004 and 2003, respectively. There was no outstanding balance at December 31, 2004 and 2003 for these facilities.
      The Company maintained available facilities for letters of credit with several banks with outstanding balances of $10.8 million and $10.7 million in the years ending December 31, 2004 and 2003, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities.
      In June 2005, the Company and the International Finance Corporation entered into an agreement for a $15.0 million revolving line of credit available for working capital purposes.

Termination of General Sales Agent
      The Company historically outsourced sales functions in some outstations through agreements with general sales agents. Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. As a result of this process, the Company terminated general sales agent agreements in 2004, 2003 and 2002. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, the Company recorded, within other operating expenses, provisions amounting to $1.3 million, $1.0 million and $2.0 million in the years ending December 31, 2004, 2003 and 2002, respectively, when the general sales agreements were terminated.
      Payments relating to the termination of the general sales agent agreements amounted to $1.3 million, $2.9 million, $0.1 million in 2005, 2004 and 2003, respectively.
      The Company has no remaining GSA agreements with significant termination contingencies.

11.	Subsequent Events

Purchase of AeroRepública
      On April 22, 2005 the Company purchased AeroRepública S.A. (“AeroRepública”), a Colombian airline that operated a fleet of seven leased MD-80s and two owned DC-9s. The Company carried out the acquisition by purchasing or committing to purchase substantially all of the equity ownership interest in AeroRepública from its several former shareholders for an aggregate purchase price of approximately $23.4 million, including acquisition costs. The acquisition of AeroRepública enhances the Company’s access

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
and visibility to Colombia’s population of more than 45 million inhabitants. The Company intends to allow AeroRepública’s existing management to continue operating the airline as a point-to-point Colombian carrier, while coordinating the flight schedules of Copa and AeroRepública to allow increased convenience and connectivity for passengers. The Company has begun code-sharing between AeroRepública and Copa and, in conjunction with Continental, intends to extend mutually agreed elements of the Copa-Continental relationship to AeroRepública.
      Upon acquisition of AeroRepública, the Company arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two tranches of $5.0 million and $10.0 million with maturities of three and five years, respectively. This facility is secured by credit card receivables. The facility requires AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5.

Dividends
      On June 30, 2005, the Company declared and paid cash dividends totaling $10.0 million.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(in US$ thousands, except
	share and per share data)
ASSETS
Current Assets:
Cash and cash equivalents	$102,496	$95,718
Restricted cash and cash equivalents	4,882	3,948
Short-term investments	21,823	15,225

Total cash, cash equivalents and short-term investments	129,201	114,891
Accounts receivable, net of allowance for doubtful accounts of $6,174 and $2,622 as of September 30, 2005 and December 31, 2004, respectively	54,965	27,706
Accounts receivable from related parties	298	—
Expendable parts and supplies, net of allowance for obsolescence of $8 and $1,739 as of September 30, 2005 and December 31, 2004, respectively	3,358	2,333
Prepaid expenses	14,921	8,403
Other current assets	5,685	2,702

Total Current Assets	208,428	156,035
Property and Equipment:
Owned property and equipment:
Flight equipment	575,511	593,825
Other	33,873	27,233

	609,384	621,058
Less: Accumulated depreciation	(78,705)	(87,037)

	530,679	534,021
Purchase deposits for flight equipment	42,189	7,190

Total Property and Equipment	572,868	541,211
Other Assets:
Net pension asset	1,313	1,153
Goodwill	20,716	—
Intangible Asset	32,347	—
Other assets	10,454	3,651

Total Other Assets	64,830	4,804

Total Assets	$846,126	$702,050

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term debt	$60,571	$30,573
Accounts payable	38,509	25,335
Accounts payable to related parties	9,683	3,733
Air traffic liability	78,969	53,423
Taxes and interest payable	26,974	16,269
Accrued expenses payable	13,591	12,848
Other current liabilities	5,547	830

Total Current Liabilities	233,844	143,011
Non-Current Liabilities:
Long-term debt	369,237	380,827
Post employment benefits liability	1,383	1,158
Other long-term liabilities	7,419	1,310
Deferred tax liabilities	5,020	1,589

Total Non-Current Liabilities	383,059	384,884

Total Liabilities	616,903	527,895

Shareholders’ Equity:
Common stock—80,000,000 shares authorized
Class A—29,028,125 shares issued and outstanding	19,813	19,813
Class B—13,784,375 shares issued and outstanding	9,410	9,410
Retained earnings	200,209	144,932
Accumulated other comprehensive loss	(209)	—

Total Shareholders’ Equity	229,223	174,155

Total Liabilities and Shareholders’ Equity	$846,126	$702,050

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)	(Unaudited)
	(in US$ thousands, except
	per share data)
Operating Revenue:
Passenger revenue	$398,550	$268,652
Cargo, mail and other	30,379	24,514

	428,929	293,166
Operating Expenses:
Aircraft fuel	97,733	43,753
Salaries and benefits	48,134	35,985
Passenger servicing	36,172	29,116
Commissions	31,456	21,458
Reservations and sales	21,415	15,727
Maintenance, materials and repairs	21,933	13,899
Depreciation	14,844	13,368
Flight operations	17,904	13,135
Aircraft rentals	19,351	10,435
Landing fees and other rentals	12,282	8,941
Other	25,364	19,847

	346,588	225,664

Operating Income	82,341	67,502
Non-operating Income (Expense):
Interest expense	(15,755)	(12,076)
Interest capitalized	657	948
Interest income	2,300	878
Other, net	4,061	4,104

	(8,737)	(6,146)
Income before Income Taxes	73,604	61,356
Provision for Income Taxes	8,258	4,663

Net Income	$65,346	$56,693

Earnings per share:
Basic and diluted	$1.53	$1.32
Shares used for computation	42,812,500	42,812,500
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock (Non-					Accumulated
	Par value)		Issued Capital			Other-
					Retained	Comprehensive
	Class A	Class B	Class A	Class B	Earnings	Loss	Total

	(in US$ thousands)
At December 31, 2004	29,028,125	13,784,375	$19,813	$9,410	$144,932	$—	$174,155
Net Income	—	—	—	—	65,346	—	$65,346
Other comprehensive loss:	—	—
Foreign currency translation	—	—	—	—	—	(209)	(209)

Total comprehensive income	—	—					65,137
Dividends	—	—	—	—	(10,069)	—	(10,069)

At September 30, 2005	29,028,125	13,784,375	$19,813	$9,410	$200,208	$(209)	$228,228

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)	(Unaudited)
	(in US$ thousands)
Cash flows from operating activities
Net income	$65,346	$56,693
Adjustments for:
Deferred income taxes	(9,431)	604
Depreciation	14,844	13,368
(Gain)/ Loss on sale of property and equipment	(1,075)	(600)
Provision for doubtful accounts	1,737	1,163
Allowance for obsolescence of expendable parts and supplies	3	—
Derivative instruments mark to market	(1,891)	(1,757)
Changes in:
Restricted cash	(934)	85
Accounts receivable	(18,123)	(947)
Accounts receivable from related parties	(298)	(70)
Other current assets	(419)	(2,176)
Other assets	4,002	(1,871)
Accounts payable	(10,594)	(1,184)
Accounts payable to related parties	5,950	(694)
Air traffic liability	21,065	8,890
Other liabilities	8,126	(1,202)

Net cash provided by operating activities	78,308	70,301
Cash flows from investing activities
Short-term investments	(6,598)	3,834
Advance payments on aircraft purchase contracts	(34,999)	(14,221)
Acquisition of property and equipment	(7,114)	(40,888)
Disposal of property and equipment, net	1,571	1,074
Purchase of AeroRepublica, net of cash acquired	(22,285)	—

Net cash flows (used in) investing activities	(69,425)	(50,201)
Cash flows from financing activities
Proceeds from loans and borrowings	20,374	64,645
Payments on loans and borrowings	(34,329)	(24,652)
Issuance of bonds	21,919	6,357
Redemption of bonds	—	(22,961)
Dividends declared and paid	(10,069)	—

Net cash flows (used in) provided by financing activities	(2,105)	23,388
Net increase in cash and cash equivalents	6,778	43,487
Cash and cash equivalents at beginning of period	95,718	57,598

Cash and cash equivalents at end of period	$102,496	$101,086

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
September 30, 2005 and 2004

1.	Corporate Information
      Copa Holdings, S. A. (“the Company”) is a leading Latin American provider of international airline passenger and cargo services. The Company is incorporated according to the laws of the Republic of Panama and its capital shares are 51% and 49% owned by Corporación de Inversiones Aéreas, S. A. (“CIASA”) and Continental Airlines, Inc. (“Continental”), respectively. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. (“Copa”), 100% of the shares of Oval Financial Leasing, Ltd. (“OVAL”) and OPAC, S. A. (“OPAC”), and 99.6% of AeroRepública, S.A. (“AeroRepública”).
      Copa, the Company’s core operation, is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail. Copa operates from its Panama City hub in the Republic of Panama, from where it offers approximately 80 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean. Additionally, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental’s OnePass frequent flyer loyalty program and access to Continental’s VIP lounge program, President’s Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. As of September 30, 2005, Copa operated a fleet of 22 modern Boeing 737-Next Generation aircraft with an average age of 3.3 years. OVAL is incorporated according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 15 aircraft with a carrying value of $492.4 million, all of which are leased to Copa. The aircraft are pledged as collateral for the obligation of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company or Copa. OPAC is incorporated according to the laws of the Republic of Panama, and owns the corporate headquarters located in Panama City, which is leased to Copa.
      Additionally, during 2005 the Company purchased 99.6% of AeroRepública S.A., a Colombian air carrier, which is incorporated according to the laws of the Republic of Colombia and operates a fleet of nine leased MD-80s and two owned DC-9s as of September 30, 2005 (See Note 3).
      The airline industry is by nature cyclical and seasonal, and the Company’s operating results may vary from quarter to quarter. The Company tends to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. The Company generally experiences its lowest levels of passenger traffic in April and May. Given its high proportion of fixed costs, seasonality can affect the Company’s profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.
      A substantial portion of the Company’s assets are located in the Republic of Panama, a significant proportion of the Company’s customers are Panamanian, and substantially all of the Copa’s flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.
      As used in these Notes to Consolidated Financial Statements, the terms “the Company”, “we”, “us”, “our” and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

2.	Basis of Presentation
      These unaudited consolidated interim financial statements were prepared in accordance with U.S. generally accepted accounting principles for interim financial reporting using the U.S. Dollar as the functional currency. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004.
      The financial statements of AeroRepública are measured using the Colombian Peso as the functional currency; adjustments to translate those statements into U.S. Dollars are recorded in other comprehensive income.

3.	Acquisition of AeroRepública
      On April 22, 2005, the Company acquired a controlling ownership interest in AeroRepública, a Colombian airline. According to the Colombian Civil Aviation Administration, Unidad Especial Administrativa de Aeronautica Civil, in 2004 AeroRepública was the second-largest domestic carrier in Colombia in terms of number of passengers carried, providing service to 11 cities in Colombia with a point-to-point route network. As of the acquisition date AeroRepública operated a fleet of seven leased MD-80s and two owned DC-9s. The Company believes that the acquisition of AeroRepública represents an attractive opportunity to increase the Company’s access and visibility to Colombia, one of the largest airline passenger markets in Latin America with more than 45 million inhabitants, and to improve AeroRepública’s operational and financial performance. Colombia shares a border with Panama, and for historic, cultural and business reasons it represents a significant market for many Panamanian businesses. Management believes that operational coordination with AeroRepública may create additional passenger traffic in the Company’s existing route network by providing Colombian passengers more convenient access to the international destinations served through the Company’s Panama hub. Additionally, the Company’s goal is to achieve growth at AeroRepública through a combination of increasing Colombian domestic passenger traffic volume and increasing market share, particularly in the business travelers segment.
      The results of AeroRepública’s operations have been included in the Company’s consolidated financial statements beginning April 22, 2005, the date the Company acquired an initial 85.56% equity ownership interest in AeroRepública and gained control of AeroRepública. The initial acquisition was followed by subsequent acquisitions increasing the total equity ownership interest in AeroRepública to 99.63% as of September 30, 2005. The total purchase price paid through September 30, 2005 of $23.4 million, including acquisition costs, was negotiated individually with each of the respective selling parties and, largely due to the factors described above, resulted in the recognition of goodwill. The Company funded these acquisitions with a combination of existing cash and short-term investments.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)
      Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets of AeroRepública based on their fair values as of the dates of acquisition. The following table summarizes the Company’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is preliminary and will be finalized after completion of the valuation of significant assets and liabilities acquired. Independent valuation specialists are currently conducting an independent valuation in order to assist management in determining the fair values of a significant portion of these assets. The work performed by the independent valuation specialists has been considered in management’s estimates of the fair values reflected in the financial statements. The final determination of these fair values will include management’s consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of AeroRepública that existed as of the date of acquisition. Therefore, the final amounts recorded may differ from the amounts included in these financial statements (in millions).

Assets:
Cash and cash equivalents	$1.1
Accounts receivable	10.7
Prepaid expenses	2.6
Other current assets	4.7
Property, plant & equipment	4.8
Goodwill	28.9
Intangibles	31.7
Other non-current assets	4.3

Total assets acquired	$88.8

Liabilities:
Accounts payable	$22.4
Air traffic liability	4.4
Accrued liabilities	7.6
Debt	11.1
Deferred tax liability	13.4
Other liabilities	6.5

Total liabilities assumed	$65.4

Net assets acquired	$23.4

      Of the total estimated purchase price, approximately $60.6 million has been allocated to goodwill and intangible assets with indefinite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are not amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). Goodwill, approximately $28.9 million, represents the excess of the purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets and is recorded in the AeroRepública segment. Intangible assets with indefinite lives consist primarily of the fair value allocated to the routes and the AeroRepública trade name, valued at $27.2 million and $4.5 million, respectively.
      AeroRepública’s domestic route network within Colombia was determined to have an indefinite useful life as the access to each domestic city is limited to a set number of airline carriers in addition to requiring the necessary permits to operate within Colombia. The permit to fly into each city does not have a set expiration date. The AeroRepública trade name was determined to have an indefinite useful life due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)
the continued use of the AeroRepública brand. In the event that the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will incur an accounting charge for the amount of impairment during the period in which the determination is made.
      The following table presents pro forma financial information as if the acquisition had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transaction actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future (in millions except share data).

	Nine Months Ended
	September 30,

Pro Forma	2005	2004

Total Revenue	$466.6	$377.9
Operating Income	83.2	76.2
Income before income taxes	73.4	66.5
Net income	65.3	59.5
Net income per share:
Basic and Diluted	$1.53	$1.39

4.	Long-Term Debt
      The Company issued private bonds in the amount of $10.8 million on January 4, 2005, $2.8 million on May 3, 2005, $2.8 million on June 1, 2005, $2.8 million on August 1, 2005 and $2.8 million on September 1, 2005 for advanced delivery payments of two Boeing 737-700 aircraft with delivery months of May and June 2006. The Company has granted, for the benefit of the bondholders, a first priority security interest in the rights, title and interest over these aircraft. Interest on the bonds is paid on March 31, June 30, September 30, and December 31 with the balance of the bonds to be repaid with the delivery of the aircraft for which the advance payments relate.
      Upon acquisition of AeroRepública, the Company arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two tranches of $5.0 million and $10.0 million with maturities of three and five years, respectively. This facility is secured by credit card receivables. The facility requires AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5. As of September 30, 2005, the Company complied with all required covenants.
5. Issued Capital and Corporate Reorganization
      On November 23, 2005, the Company’s Board of Directors approved a reorganization of the Company’s capital stock. Following the reorganization, the Company’s authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the reorganization, there were 29,028,125 Class A shares outstanding, 13,784,375 Class B shares outstanding, all owned by CIASA (a Panamanian entity), and no Class C shares outstanding. The reorganization did not impact the operations or financial condition of the Company in any respect and, as such, does not result in a new basis of accounting. All share and per share information for all periods presented have been restated to give retroactive effect to the reorganization. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except that the holders of the Class A shares are not entitled to vote at the Company’s shareholders’ meetings, except in connection with a transformation of the Company into another corporate type; a merger, consolidation or spin-off of the Company; a change of corporate purpose; voluntarily delisting Class A shares from the NYSE; approving the

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)
nomination of independent directors nominated by the Company’s Board of Director’s Nominating and Corporate Governance Committee; and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.
      The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future the Company’s Class B shares ever represent fewer than 10% of the total number of shares of the Company’s common stock outstanding and the Independent Directors Committee of the Company’s Board of Directors (the “Independent Directors Committee”) shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at the Company’s shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.
      Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian.
      The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that a triggering event, as discussed below, shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.
      The Panamanian Aviation Act, including the related decrees and regulations, which regulates the aviation industry in the Republic of Panama, requires that “substantial ownership” and “effective control” of Copa remain in the hands of Panamanian nationals. Under certain of the bilateral treaties between Panama and other countries pursuant to which the Company has the right to fly to those other countries and over their territory, the Company must continue to have substantial Panamanian ownership and effective control to retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Panamanian Aviation Act or in the bilateral treaties, and it is unclear how a Panamanian court or, in the case of the bilateral treaties, foreign regulatory authorities might interpret these requirements. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Panamanian Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Panamanian Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on the Company. In the event that the Class B shareholders represent less than 10% of the total share capital of the Company (excluding newly issued shares sold with the approval of the Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that the Company’s legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares and/or authorize the issuance to

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)
Class B shareholders such number of Class C shares as the Independent Directors Committee, or the Board of Directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

6.	Fuel Price Risk Management
      The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The company does not hold or issue derivative financial instruments for trading purposes. The Company’s derivatives have historically not qualified as hedges for financial reporting purposes in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, changes in the fair value of such derivative contracts, which amounted to $1.9 million and $1.8 million in the nine months ended September 30, 2005 and 2004, respectively, were recorded as a component of “Other, net” within Non-operating income (expense). The fair value of such derivative contracts at September 30 amounted to $2.1 million and $2.9 million in 2005 and 2004, respectively, and was recorded in “Other current assets” in the Consolidated Balance Sheet. The Company’s purchases of fuel and oil are made substantially from one supplier.
      As of September 30, 2005, the Company held derivative instruments on 15% of its projected remaining 2005 fuel consumption, and 10% of its projected fuel consumption from January 1, 2006 through March 2006.

7.	Disposal of Long-Lived Assets
      In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. During the nine months ended September 30, 2005, the Company completed the sale of the aircraft and recorded a gain of $1.1 million included in the Consolidated Statement of Income caption “Other, net” within Non-operating income (expense).

8.	Commitments and Contingencies

Aircraft Commitments
      As of September 30, 2005, the Company had firm commitments to purchase seven Boeing 737-Next Generation aircraft and twelve Embraer 190s, with an aggregate list price of approximately $816 million. The Company also has options to purchase an additional eighteen Embraer 190 aircraft. The schedule for delivery of the firm orders is as follows: two in 2005, six each in 2006 and 2007, four in 2008, and one in 2009. Committed expenditures for these aircraft, based on aircraft net price and including estimated amounts for contractual price escalations and pre-delivery deposits, are $62.0 million in 2005, $166.1 million in 2006, $189.5 million in 2007, $128.7 million in 2008, and $33.0 million in 2009. The Company arranged financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet the Company’s remaining financial commitment. The Company expects to meet its pre-delivery deposit requirements for the Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required twenty-four to six months prior to delivery. Pre-delivery deposits for the Embraer 190 aircraft are required eighteen, twelve and six months prior to delivery. The Company expects to fund these deposits with available cash.

Line of Credit from the International Finance Corporation
      In June 2005 the Company and the International Finance Corporation entered in to an agreement for a $15.0 million revolving line of credit available for working capital purposes.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Termination of General Sales Agent Contract
      The Company historically outsourced sales functions in some outstations through agreements with general sales agents. Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. In 2004 the Company terminated a general sales agreement, and in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, recorded a provision amounting to $1.3 million upon termination. In April 2005, the Company paid $1.3 million relating to the contract termination.
      The Company has no remaining GSA agreements with significant termination contingencies.

9.	Segment Information
      Prior to the acquisition of AeroRepública on April 22, 2005, the Company had one reportable segment. Upon the acquisition of AeroRepública, as discussed in Note 3, the Company determined it has two reportable segments, the Copa segment and the AeroRepública segment, primarily because: (1) management evaluates the financial and operational results of the Copa segment and AeroRepública segment separately for internal reporting and management performance evaluation purposes; and (2) management intends to allow AeroRepública’s existing management to continue operating the airline as a point-to-point Colombian carrier, without significant integration into the Copa network. The accounting policies of the segments are the same as those described in Note 1, “Summary of Accounting Policies”, included in the Company’s annual financial statements. General corporate and other assets are allocated to the Copa segment.

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)
      Operating information for the Copa segment and the AeroRepública segment for the nine months ended September 30, 2005 (which includes the results of AeroRepública only from the date of acquisition) is as follows (in millions):

Nine Months Ended
September 30, 2005

Operating revenues:
Copa segment	$367.3
AeroRepública segment	61.7

Consolidated	$429.0

Depreciation:
Copa segment	$(14.3)
AeroRepública segment	(0.5)

Consolidated	$(14.8)

Aircraft rentals:
Copa segment	$(16.4)
AeroRepública segment	(3.0)

Consolidated	$(19.4)

Operating income:
Copa segment	$76.4
AeroRepública segment	5.9

Consolidated	$82.3

Interest expense:
Copa segment	$(14.2)
AeroRepública segment	(1.6)

Consolidated	$(15.8)

Interest income:
Copa segment	$2.2
AeroRepública segment	0.1

Consolidated	$2.3

Income (loss) before income taxes:
Copa segment	$70.6
AeroRepública segment	3.0

Consolidated	$73.6

Total Assets at End of Period:
Copa segment	$785.4
AeroRepública segment	84.1
Eliminations	(23.4)

Consolidated	$846.1

COPA HOLDINGS, S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      According to the Registrant’s Articles of Incorporation and so far as may be permitted by the Law, every Director or Officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto, including any liability incurred by him in defending any proceeding which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is rendered in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute/regulation for relief from liability in respect of any such act or omission in which relief is granted to him by a court of law or similar tribunal. The Registrant intends to enter into indemnity agreements with its directors and officers and to purchase insurance for the benefit of the directors and officers prior to the offering.

Item 7.	Recent Sales of Unregistered Securities
      None.

Item 8.	Exhibits
      (a) The following documents are filed as part of this Registration Statement:

1	.1*	Form of Underwriting Agreement

3.1		Articles of Incorporation (Pacto Social) of the Registrant

5.1		Opinion of Galindo, Arias & Lopez, Panamanian legal counsel of the Registrant, as to the legality of the Class A shares

8.1		Opinion of Galindo, Arias & Lopez, as to tax matters

8.2		Opinion of Simpson Thacher & Bartlett LLP, as to tax matters

10	.1†*	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10	.2†*	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of One Boeing Model 737-71Q Aircraft, Manufacturer’s Serial No. 29047

10	.3†*	Aircraft Lease Amendment Agreement dated as of May 21, 2004 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29047

10	.4†*	Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10	.5†*	Letter Agreement dated as of November 6, 1998 amending Aircraft Lease Agreement, dated as of October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10	.6†*	Aircraft Lease Amendment Agreement dated as of May 21, 2003 to Aircraft Lease Agreement, dated October 1, 1998, between First Security Bank and Compañía Panameña de Aviación, S.A., in respect of Boeing Model 737-71Q Aircraft, Serial No. 29048

10	.7†*	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10	.8†*	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10	.9†*	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10	.10†*	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 28607

10	.11†*	Aircraft Lease Agreement, dated as of November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10	.12†*	Letter Agreement No. 1 dated as of November 18, 1998 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10	.13†*	Letter Agreement No. 2 dated as of March 8, 1999 to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10	.14†*	Lease Extension and Amendment Agreement dated as of April 30, 2003, to Aircraft Lease Agreement, dated November 18, 1998, between Aviation Financial Services Inc. and Compañía Panameña de Aviación, S.A., Boeing Model 737-700 Aircraft, Serial No. 30049

10	.15†*	Aircraft Lease Agreement, dated as of November 30, 2003, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 30676

10	.16†*	Aircraft Lease Agreement, dated as of March 4, 2004, between International Lease Finance Corporation and Compañía Panameña de Aviación, S.A., New B737-700 or 800, Serial No. 32800

10	.17†*	Aircraft Lease Agreement dated as of December 23, 2004, between Wells Fargo Bank Northwest, N.A. and Compañía Panameña de Aviación, S.A., in respect of Boeing B737- 800 Aircraft, Serial No. 29670

10	.18†*	Embraer 190LR Purchase Agreement DCT-006/2003 dated as of May 2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd.

10	.19†*	Letter Agreement DCT-007/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT- 006/2003

10	.20†*	Letter Agreement DCT-008/2003 between Embraer—Empresa Brasileira de Aeronáutica S.A. and Regional Aircraft Holdings Ltd., relating to Purchase Agreement DCT- 006/2003

10.21		Aircraft General Terms Agreement, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A.

10	.22†*	Purchase Agreement Number 2191, dated November 25, 1998, between The Boeing Company and Copa Holdings, S.A., Inc. relating to Boeing Model 737-7V3 & 737-8V3 Aircraft

10	.23†*	Supplemental Agreement No. 1 dated as of June 29, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.24†*	Supplemental Agreement No. 2 dated as of December 21, 2001 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.25†*	Supplemental Agreement No. 3 dated as of June 14, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.26†*	Supplemental Agreement No. 4 dated as of December 20, 2002 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.27†*	Supplemental Agreement No. 5 dated as of October 31, 2003 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.28†*	Supplemental Agreement No. 6 dated as of September 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.29†*	Supplemental Agreement No. 7 dated as of December 9, 2004 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.30†*	Supplemental Agreement No. 8 dated as of April 15, 2005 to Purchase Agreement Number 2191 between The Boeing Company and Copa Holdings, S.A.

10	.31†*	Maintenance Cost per Hour Engine Service Agreement, dated March 5, 2003, between G.E. Engine Services, Inc. and Copa Holdings, S.A.

10	.32†*	English translation of Aviation Fuel Supply Agreement, dated July 18, 2005, between Petróleos Delta, S.A. and Compañía Panameña de Aviación, S.A.

10	.33†*	Form of Amended and Restated Alliance Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.34		Form of Amended and Restated Services Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

10.35		Amended and Restated Shareholders’ Agreement, dated as of November 23, 2005, among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.36		Form of Guaranteed Loan Agreement

10.37		Form of Registration Rights Agreement among Copa Holdings, S.A., Corporación de Inversiones Aéreas, S.A. and Continental Airlines, Inc.

10.38		Copa Holdings, S.A. 2005 Stock Incentive Plan

10.39		Form of Copa Holdings, S.A. Restricted Stock Award Agreement

10	.40*	Form of Indemnification Agreement with the Registrant’s directors

10.41		Form of Amended and Restated Trademark License Agreement between Continental Airlines, Inc. and Compañía Panameña de Aviación, S.A.

21.1		Subsidiaries of the Registrant

23.1		Consent of Ernst & Young, Panama

23.2		Consent of Galindo, Arias & Lopez, Panamanian legal counsel of the Registrant (included in Exhibit 5.1)

23.3		Consent of Simpson Thacher & Bartlett LLP, United States legal counsel of the Registrant (included in Exhibit 8.2)

24.1		Powers of Attorney (included in the signature pages to this registration statement)

*	To be filed.

†	Portions of the exhibit will be omitted pursuant to a request for confidential treatment.

      (b) Financial Statement Schedules
Schedule II — Valuation and Qualifying Accounts

	Balance at	Additions	Deductions		Balance
	Beginning of	Charged to	from		at End
Description	Year	Expense	Reserves		of Year

	(in thousands)
2004
Allowance for Doubtful Accounts	$3,046	$1,026	$(1,450	) (a)	$2,622
Allowance for Obsolescence of Expendable Parts and Supplies	1,733	6	—		1,739
General Sales Agent Contract Termination Reserves	2,885	1,300	(2,885)		1,300
2003
Allowance for Doubtful Accounts	$2,936	$2,154	$(2,045	) (a)	$3,046
Allowance for Obsolescence of Expendable Parts and Supplies	796	938	—		1,733
General Sales Agent Contract Termination Reserves	2,031	954	(100)		2,885
2002
Allowance for Doubtful Accounts	$6,037	$1,928	$(5,029	) (a)	$2,936
Allowance for Obsolescence of Expendable Parts and Supplies	655	141	—		796
General Sales Agent Contract Termination Reserves	—	2,031	—		2,031

(a)	Doubtful accounts written off.
     All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Copa Holdings, S.A.
      We have audited the consolidated financial statements of Copa Holdings, S.A. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated August 30, 2005, except for the effects of the reorganization discussed in Note 5 to the consolidated financial statements, as to which the date is November 25, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 8(b) of Form F-1 of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young
Panama City, Republic of Panama
August 30, 2005, except for the effects of the
  reorganization discussed in Note 5 to the
  consolidated financial statements, as to
  which the date is November 25, 2005

Item 9	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby also undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Panama City, Panama, on November 28, 2005.

COPA HOLDINGS, S.A.

By:	/s/ Pedro Heilbron

Name: Pedro Heilbron

Title:	Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Pedro Heilbron and Victor Vial, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on November 28, 2005 in the capacities indicated:

Name	Title

/s/ Pedro Heilbron Pedro Heilbron	Director and Chief Executive Officer (Principal Executive Officer)

/s/ Victor Vial Victor Vial	Chief Financial Officer (Principal Financial Officer)

/s/ Adrian Thiel Adrian Thiel	Director - Financial Reporting and Accounting (Principal Accounting Officer)

/s/ Stanley Motta Stanley Motta	Chairman and Director

/s/ Osvaldo Heilbron Osvaldo Heilbron	Director

Name	Title

/s/ Jaime Arias Jaime Arias	Director

/s/ Ricardo Alberto Arias Ricardo Alberto Arias	Director

/s/ Alberto C. Motta, Jr. Alberto C. Motta, Jr.	Director

/s/ Mark Erwin Mark Erwin	Director

/s/ George Mason George Mason	Director

Roberto Artavia	Director

José Castañeda	Director

/s/ Donald Puglisi Donald Puglisi	Authorized Representative in the United States